Exhibit 99.1

SIMS METAL MANAGEMENT

RIGHT. now.

ANNUAL REPORT 2009

SIMS METAL MANAGEMENT LIMITED

FINANCIAL SUMMARY
FOR THE YEAR ENDED 30 JUNE 2009
CONTENTS

Financial Summary	IFC
Chairman’s and Group Chief Executive Officer’s Review	2
Managing Sustainability	8
Corporate Governance Statement	20
Financial Report	29
Board of Directors	30
Directors’ Report	32
Financial Statements	46
Directors’ Declaration	99
Independent Auditor’s Report	100
Auditor’s Independence Declaration	102
Shareholder Information	103
Five Year Trend Summary	104
Corporate Directory	IBC

RIGHT. NOW. The true test of a company is how well it responds to extreme forces outside of its control.
SIMS METAL MANAGEMENT LIMITED
ABN 69 114 838 630

CHAIRMAN’S AND GROUP CHIEF EXECUTIVE OFFICER’S REVIEW
In Sims Metal Management’s fiscal 2009 year, an extraordinary economic crisis impacted nearly every company engaged in the global trading of bulk commodities. Our industry was directly affected by markedly lower commodity prices, diminished flows of scrap metal and decreased steel and metal production. Despite these factors, Sims Metal Management’s 5,500 employees at our 230 facilities around the world successfully managed the Company through a very difficult year. We are confident that we have taken the right steps to emerge from this downturn as an even stronger global competitor.
The true test of a company is how well it responds to extreme forces outside of its control. At Sims Metal Management we are very fortunate to have an unmatched leadership team and a dedicated workforce spanning four continents, and we are proud to report that our core principles remain strong. We are fiercely committed to the same goals as always, including:
•	ensuring a safe workplace for our valued employees;

•	maintaining a strong capitalisation structure;

•	responsibly and effectively utilising and deploying capital;

•	supporting our Company values across all countries and cultures;

•	providing strong leadership; and

•	creating a sustainable competitive advantage through technology.
The past year’s economic turmoil caused a rapid decline in prices for both ferrous and non ferrous products, as well as extreme volatility and trading illiquidity. In order to be prepared for a market turnaround, we responded to the recession with a forward-looking strategy, implementing aggressive cost reduction initiatives without sacrificing critical market share or compromising our core principles. The financial discipline and conservative business practices of our Company heading into the global financial crisis allowed us to weather the storm. We are well-positioned to participate in, and lead, the metal market recovery.
FISCAL 2009 FINANCIAL RESULTS
Our fiscal 2009 financial results reflect the impact of numerous special charges related to the global financial situation. However, despite facing the worst economic environment in 80 years, we are proud that sales revenue in the fiscal year increased 13% to $8.6 billion. This increase is due in large part to the merger between the former Sims Group Limited and Metal Management, Inc., and is a particularly notable accomplishment in light of the year-over-year declines in average selling prices. Our scrap intake and shipments were also impressive; in fiscal 2009 those figures were 12.6 million tonnes and 13.2 million tonnes, respectively.
Due to the difficult financial environment, changes to the Company’s operating results and forecasts, and a reduction in the Company’s market capitalisation, Sims Metal Management was required to perform a goodwill impairment test in which management assessed the recoverable amount on a value-in-use basis. As a result, we recorded a $191 million (pre-tax and after-tax) non-cash goodwill impairment charge against our fiscal 2009 results.
At the end of the fiscal 2009 year, we had net debt of $106 million on our balance sheet, which represents less than 4% of total capital. This favourable capitalisation position is attributable to our strong cash flow from operations of approximately $554 million, which more than doubled when compared to the prior fiscal year.
The directors determined that a final dividend of $0.10 per share (100% franked) be paid on 26 October 2009. The dividends for fiscal 2009, including the final dividend of $0.10 per share and the interim dividend of $0.28 per share, represent a payout ratio of over 100% of net profit before the non-cash impairment charges related to goodwill. Through the application of foreign conduit income credits, foreign shareholders will be relieved of any withholding tax on the unfranked portion of the final dividend paid. While lower than last year’s dividend, we are pleased to declare a dividend in a year when many companies have eliminated them altogether.

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L: Paul J Varello, Chairman
R: Daniel W Dienst, Group CEO
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CHAIRMAN’S AND GROUP CHIEF EXECUTIVE OFFICER’S REVIEW
OPERATIONAL RESULTS
NORTH AMERICA
The global economic recession has been particularly severe in North America, where approximately 55% of all new steel production was idled as of the end of our 2009 fiscal year.
Sales revenue was up 38.2% from the previous fiscal year to $6.4 billion which, in US dollar terms, was up by 11.6%. EBIT (earnings before interest and tax) was a loss of $88.5 million: however, excluding inventory adjustments, non ferrous contract renegotiations and other atypical items, as well as a non-cash goodwill impairment charge, EBIT in North America would have been $227.5 million.
Total tonnes (ferrous and non ferrous) processed and brokered in North America in fiscal 2009 decreased 29%, year-on-year.
The former Sims and Metal Management operations are now fully integrated in North America, operating as ‘one company’, and fiscal 2009 represented the first full year of this combined operation.
AUSTRALASIA
Performance in the Australasian region was also affected by the global market downturn.
Sales revenue for the region was down 33.6% to $1.2 billion, with EBIT down by 89.7% on the previous fiscal year to $18.7 million. Excluding inventory adjustments and non ferrous contract renegotiations, EBIT for Australia, New Zealand and Asia would have been $48.7 million.
In addition, there was a 27% decrease in scrap tonnage processed when compared to the previous fiscal year.
EUROPE
European operations sustained losses due to inventory adjustments and non ferrous contract renegotiations. In the latter part of the fiscal year, however, results in the region were positively impacted by the contribution from Sims Recycling Solutions.
EBIT was a loss of $33.1 million on sales revenue of $1.1 billion (down 15.5% from the prior fiscal year) and year-on-year, scrap intake declined by 20%. However, EBIT before inventory adjustments and non ferrous renegotiations would have been $13.9 million.
Our strong presence in the region was bolstered by two notable events. First, on 9 February 2009, Sims Recycling Solutions officially opened what is now the largest and most advanced e-recycling plant in the world. Located in Newport, Wales, the new plant allows us to carry out an unparalleled range of recycling solutions. Second, on 17 February 2009, our UK Metals Division announced the completion of the acquisition of Birmingham-based All Metal Recovery Limited, one of the fastest growing independent metals recyclers in the United Kingdom.
SIMS RECYCLING SOLUTIONS
Sims Recycling Solutions (SRS) will be an important element of our growth strategy in the years ahead. Even through the economic uncertainty in the market, volumes at SRS have continued to be strong.
While inventory adjustments and low commodity prices have affected this business line, environmental awareness of electronic wastes continues to increase worldwide. We are focused on serving this growing interest in recovery and recycling. In the UK, the Waste Electrical and Electronic Equipment Directive, which came into effect in January 2007, continues to direct the region to increase e-recycling. SRS’s new plant in Wales is well positioned to service what is now the fastest growing waste stream in Europe. The plant complements SRS’s existing operations in Scotland, England, Scandinavia, Benelux and Germany.
In addition, our acquisition, in October 2008, of Global Investment Recovery, Inc. (GIR) has expanded the SRS footprint in North America. GIR, a multi-state service provider with operating facilities in Florida, South Carolina, Nevada, Louisiana and Arizona, is strategically important to SRS. This acquisition will be a significant contributor to our growing e-recycling presence in North America.
As e-recycling volumes continue to grow, SRS will be well-positioned to meet this increased demand for sustainable recovery and recycling services.
INVESTING IN OUR FUTURE
While we are actively taking steps to mitigate the effects of the global recession, we continue to be opportunistic in executing our strategy to build value for our shareholders, now and in the future. We completed a number of transactions in fiscal 2009, including the acquisitions of:
•	CHERRING & SON LIMITED, a ferrous metal processor and authorised treatment facility for end-of-life vehicles in the North East of the UK strengthened the geographical reach of our metals business and created a regional hub in that area of the country.

•	ALL METAL RECOVERY LIMITED, a leading metals recycler based in Birmingham, UK. This acquisition builds upon our metal recycling business in Halesowen and further expands our presence in this strategically important central location of the UK.

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•	GLOBAL INVESTMENT RECOVERY, INC., a leading US e-scrap recycler and asset recovery specialist based in Tampa, Florida. This acquisition significantly increased our North American electronics recycling and asset recovery market presence and allowed us access to government defense markets.

•	WEINERT RECYCLING, a ferrous and non ferrous scrap metal recycler with operations in New York, increased our position in this important market.
In addition, we are excited about our acquisition of FAIRLESS IRON & METAL, a ferrous and non ferrous recycler based in Pennsylvania which closed after the fiscal year ended on 3 July 2009. Through this acquisition, we added two major facilities, including a state-of-the-art megashredder and non ferrous recovery systems, as well as a deepwater port for the export of our products.
In all, our capital expenditures in fiscal 2009 totalled $187 million as we continued to expand our infrastructure and invest in new technology.
In North America, we installed new non ferrous separation and recovery (NFSR) systems at several East Coast locations, and a new downstream NFSR system at our Phoenix, Arizona and Redwood City, California locations. In addition, investments were made to further improve the efficiency of our operations and environmental compliance.
In Australasia, we upgraded the Gillman shredder in Adelaide, South Australia, installing a new high efficiency motor, non ferrous air cleaning systems, a new NFSR plant and other upgrades. As a result of these improvements, the Gilliman operation has increased production and capacity while reducing the energy consumed per tonne processed. In March 2009, we opened an operation in Churchill, Victoria and the facility is already exceeding intake targets. At our St Mary’s, New South Wales facility, the installation and commissioning of a new NFSR system is expected to make an important contribution to increased non ferrous recoveries. In Sydney, New South Wales, Sims Recycling Solutions opened a new e-recycling facility, the country’s first such processing plant, and in New Zealand the business expanded its e-recycling footprint.
In Europe, Sims Recycling Solutions, among other initiatives, made investments in a more cost-efficient dense media separation plant in Germany, and sorting technology for its e-recycling plants in both Sweden and Holland to increase value-added commodities and reduce processing costs.
COST REDUCTION INITIATIVES
Given the state of the global economy, Sims Metal Management undertook an extensive review in fiscal 2009 to identify opportunities to reduce costs.
In North America we reduced controllable expenses in US dollars by approximately 24% in the fourth quarter of fiscal 2009 when compared to the first quarter, excluding the effect of the acquisition of Global Investment Recovery, Inc. by Sims Recycling Solutions.
Controllable expenses in Australasia and Europe were also reduced by 16% and 11%, respectively, in the fourth quarter when compared to the first quarter. These actions reflect our approach to the challenging market conditions.
While staffing reductions are always difficult, this was also a vital step in aligning our resources with reduced scrap flows across all businesses and regions.
Although it is important to focus on reducing costs and expenses especially during these difficult economic conditions, there were four areas in which we did not, and will not, compromise: safety, health, environment and community. Our commitment is unwavering.
SUSTAINABILITY
We are committed to environmental stewardship and the preservation of natural resources and, as such, sustainability is an important and continuing focus of our operations.
Use of the recycled materials sold by Sims Metal Management during fiscal 2009 saved more than 45 gigajoules of energy as compared to the use of the same amount of virgin material. Our operations also reduced carbon emissions, pollution and energy consumption; by using this secondary raw material instead of virgin iron ore, more than 13.6 million tonnes of CO2 emission were avoided.
In recognition of our dedication to sustainability, we were honored to be named at the Davos World Economic Forum as one of the top 100 most sustainable corporations in the world. The Global 100 Most Sustainable Corporations in the World project was launched in 2005 to identify companies that consistently demonstrate superior positioning and performance in environmental, social and governance issues relative to their industry peers. We will not rest on our laurels and will continue to exemplify environmental and social responsibility.
More information on Sims Metal Management’s commitment to sustainability can be found in this report under the heading ‘Managing Sustainability’.

ANNUAL REPORT 2009	5

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CHAIRMAN’S AND GROUP CHIEF EXECUTIVE OFFICER’S REVIEW
SAFETY
Our top priority has been, and always will be, the safety of our employees and the contractors that work at our facilities. We remain focused and, as further discussed below, have reinvigorated our efforts to provide an excellent safe work environment to all workers at all facilities around the world. While already a safety leader in the scrap industry, Sims Metal Management strives to be a leader across all industries.
Safety statistics continued to show year-on-year improvement in fiscal 2009, making this the safest year in our Company’s history.
To further enhance its safety performance, the Company undertook an extensive review of its operations last year, engaging DuPont Safety Resources to assist in that undertaking. We are pleased to report that we have begun implementing the strategies that DuPont recommended.
As you read this report, the North American metals division has implemented the SAAFE (Safe Acts Are For Everyone) program, while the UK/Europe and Global Sims Recycling Solutions (SRS) division implemented the SimsMMway program. Both programs are aimed at reaching the goal of zero lost time accidents and reportable injuries. As a result of this program, the SRS division has already seen a dramatic decrease in the frequency rates of injuries.
SARBANES-OXLEY ACT OF 2002 (SOX ) COMPLIANCE
In fiscal 2009 we successfully implemented initiatives across all aspects of our global business to assess our internal controls over financial reporting consistent with requirements established under Section 404 of SOX. We are required to satisfy SOX regulations as a result of our listing on the New York Stock Exchange. Our employees worked hard to document and enhance our controls and are to be commended for attaining this goal in fiscal 2009, the first year so required.
THE BOARD OF DIRECTORS
There were changes to our board of directors in the past year. We have a new Chairman, Mr Paul Varello. Mr Varello has served as a non-executive director since 2005 and as Deputy Chairman since November 2008. Mr Paul Mazoudier has stepped down as Chairman of the board but will remain a non-executive director until the 2009 Annual General Meeting. Mr Mazoudier has been on the board of directors for 18 years and had served as our Chairman for the last 10 years. Messrs Ross Cunningham and Jeremy Sutcliffe, formerly executive directors, stepped down from the board. Mr Sutcliffe, a former Group CEO, had been with the Company for 20 years, and Mr Cunningham for 40 years. These men have made substantial contributions to the success of our Company and we thank them for their years of dedicated service.
We are confident that Sims Metal Management is well-positioned to be the leader in our industry. We will continue to execute our strategy to create substantial long-term value for our shareholders while meeting the needs of our customers and other stakeholders.

Paul J Varello
Chairman

Daniel W Dienst
Group Chief Executive Officer

ANNUAL REPORT 2009	7

MANAGING SUSTAINABILITY
Managing Sustainability
“ ...we are focused on being smarter with energy and doing more with less...”
2009 OVERVIEW
Sims Metal Management is pleased to report on its sustainability efforts for fiscal 2009.
This report on key sustainability performance parameters is our fourth such report since we commenced reporting in 2006. Together with our annual reporting on fiscal and corporate governance parameters, it forms the basis for our response to the benchmark guidelines as set out in the Global Reporting Initiative (a network-based organisation that has pioneered the development of the world’s most widely used sustainability reporting framework and is committed to its continuous improvement and application worldwide).
Since we commenced reporting, our systems for collecting data and improving its accuracy, and our ability to report and act on this data, have grown significantly. This progress has not been easy and has placed a significant additional challenge on our people and our systems but, for a number of reasons, we believe that it is imperative to our business going forward.
First, most of the world now recognises the enormity of global warming and the potentially severe impact this may have on our way of life, in both the short and long term. Governments around the world are responding with policy measures that vary greatly and which may significantly affect how companies operate, including their market performance. While many of the policy signals currently being sent are mixed and confusing, forward-looking companies must assume that past operational practices will have to change, and must be willing to embrace such change.
Second, especially as a company focussed on improving the life cycle of natural resources through recycling, we know that many of the world’s non-renewable natural resources, including petrol/gasoline, diesel and natural gas, are not going to last forever. While we may stretch these resources through efficiency measures and new discoveries, they are ultimately finite and an increase in cost is inevitable. Furthermore, this increase in cost from a supply/demand perspective will be impacted also by government policy initiatives designed to change industry’s energy behaviour, such as the carbon cap-and-trade schemes being widely adopted or considered around the globe. While Sims Metal Management is a very small user of energy by comparison to many of its industrial colleagues, we are focused on being smarter with energy and doing more with less to control the flow-on effects of such price increases.
Finally, the world is forever changing. Company practices that were acceptable 10 years ago no longer are. As a global and forward-looking company, we know that we are accountable to the communities in which we operate and these communities, as well as our shareholders, our employees and their families, clearly want us to interact with them ethically, dynamically and with transparency so we can build trust, not just on our financial performance, but on citizenship credentials as well.
Sims Metal Management is fortunate to be a very sustainable company, not just by the nature of what it does, but also by the way in which it does it. We were particularly pleased to be recognised for our efforts by being nominated this year by the World Economic Forum in Davos, Switzerland as one of the world’s 100 most sustainable companies. This recognition was built on our sustainability efforts over the past several years. We have been a regular participant in the Carbon Disclosure Project for four years and the FTSE4Good in previous years, and this year marks our second participation in the Dow Jones Sustainability Index.
One way to illustrate the contribution that the Company makes is to consider the sustainability benefits that the ferrous, non ferrous, plastics, electronics and other materials recycled by the Group in fiscal 2009 provided. Recent research by the Imperial College in London indicates that the use of these materials, as opposed to virgin materials, saved more than 45 gigajoules of energy, enough to provide power for more than 6.3 million households (or 15 million people) — roughly equivalent to the combined population of the three biggest US cities of New York,

8	SIMS METAL MANAGEMENT

“ We were pleased to be nominated by the World Economic Forum as one of the world’s 100 most sustainable companies.”

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MANAGING SUSTAINABILITY
Los Angeles and Chicago. Saving this energy also prevented the emission of 13.6 million tonnes of CO2 to the atmosphere, almost equivalent to the entire CO2 emission of Sweden. In addition, LMS Generation Pty Ltd, Sims Metal Management’s 50% owned Australian-based green energy provider, generated more than 1 million tonnes of verified CO2 abatement, while generating enough renewable energy to power more than 47,000 homes, 24 hours a day, seven days a week.
This, our contribution to the preservation of precious natural resources, plus the millions of tonnes of material we diverted from landfill, is what makes Sims Metal Management one of the world’s most sustainable enterprises.
But nothing comes from nothing, and to deliver these outcomes the Company must consume energy and other resources to collect, process and sell its products.
As in earlier years, our report on sustainability is centred on the key areas of environment, health and safety, and community, in particular:
•	energy use and carbon footprint;

•	water use;

•	waste generation;

•	key OH&S indicators;

•	safety initiatives;

•	employee retention;

•	employee diversity;

•	human rights; and

•	training and development.
The key indicators in these areas are summarised in the table below. Further details are provided in the following explanatory sections.
It is important to note that the apparent significant increase in the energy use, carbon emissions and waste generation parameters, when compared to fiscal 2008, is a direct function of the inclusion of data from the former Metal Management, Inc. operations in the USA as a result of the merger between that company and the former Sims Group Limited. The merger added 52 sites and approximately 2,000 employees, or about 30% in terms of many of the relevant operational aspects or measures. Furthermore, the energy and carbon figures this year also include data from our 50% owned south-western US joint venture, SA Recycling, which comprises more than 30 operations and more than 1,000 people. These were excluded in previous years.
SUSTAINABILITY AT A GLANCE

KEY PARAMETER	REGION	F09	F08

Energy Use	North America Total (GJ)	2,091,203	754,168
	Europe and UK Total (GJ)	398,581	401,648
	Asia Pacific Total (GJ)	674,740	839,227
	Group Total (GJ)	3,164,524	1,995,043
CO2 Emissions	North America Total (tCO2e)*	202,656	79,225
	Europe and UK Total (tCO2e)	37,200	38,739
	Asia Pacific Total (tCO2e)	79,400	125,010
	Group Total (tCO2e)	319,256	242,974
	Scope 1 (tCO2e)	143,045	136,582
	Scope 2 (tCO2e)	176,211	106,392
Water Consumption	North America Total (Cubic Metres)	78,096	220,731
	Europe and UK Total (Cubic Metres)	55,238	94,566
	Asia Pacific Total (Cubic Metres)	147,009	156,341
	Group Total (Cubic Metres)	280,343	471,638
Waste Generation	North America Total (Tonnes)	1,023,176	125,010
	Europe and UK Total (Tonnes)	319,617	357,396
	Asia Pacific Total (Tonnes)	261,960	268,296
	Group Total (Tonnes)	1,604,753	750,702
Key OH&S Indicators	Group LTIFR (LTIx1,000,000/exposed hours)	4.8	5.6
	Group MTIFR (MTIx1,000,000/exposed hours)	19.4	25.2
Number of Employees	Group Total	5,554	7,500
	Male	4,699	na
	Female	855	na
Training	Group Total Hours (Corporate training only)	42,387	na

*	All measures in this report are metric, including tonnes = 1,000kg.

10	SIMS METAL MANAGEMENT

ENVIRONMENT
ENERGY AND CARBON
ENERGY AND CARBON POLICY
As articulated in our formal energy policy, Sims Metal Management is committed to reducing its energy consumption and its carbon footprint, including:
•	the use of commercially viable energy efficient production and transport processes;

•	the progressive decrease in the use of non-renewable energy sources where commercially viable; and

•	the use of liquid and gaseous fuels that reduce greenhouse gas emissions.
To give effect to these policy objectives, each of the three global operating regions has formal energy teams that meet regularly to discuss and explore ways in which to reduce the consumption of energy. Once energy initiatives have been identified, they are implemented by the respective project team, involving a ‘site energy champion’ to maximise site involvement and ensure ongoing success. For example:
•	NORTH AMERICA — The energy teams have implemented a number of initiatives designed to dramatically improve energy efficiency. These include measures to improve the efficiency of high energy using equipment such as shredders, conveyor belts and mobile equipment, as well as energy efficient lighting in warehouses and offices and a mobile equipment idling policy. In addition, renewable energy alternatives such as solar and wind are under examination. One site in Roseville, California is powered using 100% green energy from a local utility.

•	EUROPE — A number of energy initiatives produced remarkable reductions in electricity per tonne of throughput, such as a 64% reduction at the Stalybridge site and a 21% reduction at the Long Marston plant. Efficiency measures reduced gas consumption used for heating at our Dumfries site by 48%.

•	AUSTRALASIA — In the metals division, the upgrade of shredder motors and air systems at our South Australian and Queensland shredders has provided pleasing reductions in energy used per tonne processed, while at our Australian aluminium smelters, significant natural gas efficiencies have been achieved by improving furnace pressure controls.
Progress is monitored and reported through the regional Safety, Health, Environment and Community (SHEC) Committees, and reported to the Company board of directors via the global SHEC Committee.
The uncertainty that continues to surround government policy measures with respect to carbon reduction in many of the countries in which we operate, the availability, as well as cost, of alternative energy sources, and ongoing fluctuation of global offset markets make it difficult for Sims Metal Management to formulate an absolute carbon reduction strategy. However, the systems, data and innovation resulting from our sustainability efforts over the last four years have prepared us well to respond quickly and efficiently as the relevant policy and economic drivers emerge. Our carbon reduction measures continue to be based on the clear hierarchy of:
1.	energy efficiency;

2.	green energy; and

3.	offsets.
FUEL AND ELECTRICITY
During fiscal 2009, the Company globally used 3.16 petajoules of energy, compared to just under 2 petajoules in fiscal 2008. This was principally due to the significant increase in operational activity as a result of the inclusion of the former Metal Management, Inc. sites in North America following the merger, and the inclusion for the first time of the south-western US joint venture operations of SA Recycling.
As in earlier years, diesel fuel consumption remains the most significant component of the Company’s energy profile, followed by electricity and gas, primarily used in our Australian aluminium smelting operations and in the Sims Recycling Solutions’ metals smelting operation located at Franklin Park, Illinois in the USA.
CARBON FOOTPRINT
Using the conversion factors recommended by the Greenhouse Gas Protocol allows the energy used by Sims Metal Management in its operational activities to be converted into an equivalent carbon footprint. This conversion was undertaken independently, using the most recent factors and allocated in accordance with the relevant operating region. The resulting CO2 profile can also be divided into:
•	Scope 1 — direct emissions as a result of burning of fuels on site or in mobile equipment and transport; and

•	Scope 2 — indirect emissions as a result of using externally produced power such as electricity.

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MANAGING SUSTAINABILITY
At this stage, in part due to the ambiguity of boundary conditions, the Company does not account for emissions associated with operations under external control, such as independent service providers, although it continues to examine the possibilities for doing so.
For fiscal 2009, Sims Metal Management’s total CO2 equivalent footprint was 319,256 tonnes, an increase of 76,284 tonnes on the prior year. Again, this increase can be attributed, in the main, to the previously not included Metal Management, Inc. sites and SA Recycling operations.
While diesel remains the highest energy use component within the Group, emissions associated with electricity account for just over 55% of the Company’s carbon footprint. This is a result of the various differences in conversion factors under the Greenhouse Gas Protocol.
So as to allow better comparison of data and eliminate effects of external factors, such as increased business activity, various metrics are typically applied to normalise a company’s carbon profile. It is difficult to find a suitable metric for a company such as Sims Metal Management. Typical metrics based on earnings or revenues are not really appropriate, given the very high fluctuation in commodity prices and, equally, it is difficult to account for operational activity when the carbon profile is influenced not just by production methods, but also to a large degree by transport, volumes and throughput. One potential measure is to calculate the amount of CO2 equivalent per sales tonnes.
Based on total sales tonnes of 13.2 million, the CO2 emissions in fiscal 2009 were 24kg/tonne. The equivalent number for fiscal 2008 was 21kg/tonne. While the global financial crisis resulted in lower sales tonnes, this was not mirrored by an equivalent downturn in operational activity, hence the slight increase in emissions per sales tonnes this year. The slight increase may also be attributed in part to the improved reporting and data verification procedures implemented.
Overall, it is worth keeping in mind that while the Company as a result of its activities produced 319,256 tonnes of CO2 equivalent, the use of its secondary materials by others avoided 13.6 million tonnes of CO2 being emitted, a ratio of 1 to 43.
OBLIGATED EXTERNAL REPORTING
Sims Metal Management is, by function of its energy profile, required to report under the Australian Energy Efficiencies Opportunities Act 2006 (EEO Act) and the National Greenhouse and Energy Reporting (NGER) framework. The Company’s aluminium operations in Victoria, Australia are also required to report under the Environment and Resource Efficiency Plan (EREP), as well as Watermap, a program to identify water-saving measures and use water more efficiently.
Following the acceptance of its Energy Plan in May 2008, the Company completed both the government and public progress reports required under the EEO Act, the latter being available on the Company’s website. NGER registration has also been completed, and Sims Metal Management has been placed on the National Greenhouse and Energy Register. The initial report under the scheme is due by the end of October 2009. The Company’s UK operations will be captured under the Carbon Reduction Commitment (CRC) scheme. The Company is not captured by the European carbon trading system.

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The work undertaken by the energy teams, our systems, and the data gathered place us in a very good position to meet any of the legislative requirements placed upon us, both now and in the future.
VOLUNTARY EXTERNAL REPORTING
The Company participated, for the fourth consecutive year, in the Carbon Disclosure Project (CDP). The CDP is an independent not-for-profit organisation which holds the largest database of corporate climate change information in the world. The data is obtained from responses to the CDP’s annual information requests, issued on behalf of institutional investors, purchasing organisations and government bodies. Since its formation in 2000, the CDP has become the global standard for carbon disclosure methodology and process, providing primary climate change data to the worldwide marketplace. Further details are available from the CDP website (www.cdproject.net), and an abbreviated version of the Company’s submission is available on its website.
Sims Metal Management also participated, for the second time, in the Dow Jones Sustainability Index, following our pleasing assessment last year, where we topped 53% of our assessment categories and exceeded the waste industry average in more than 75% of them. While Sims Metal Management scored comparatively well again in most categories this year, we did not make it into the index as a result of a significant increase in global participation.
Despite its participation in previous years, the Company did not, because of changes to some of the FTSE4Good assessment criteria, participate in this index this year. However, the Company intends to participate again in the coming year. We also co-operated closely with a number of external assessment and environmental research organisations, such as TruCost and Vigeo, who nominated us as the leading performer in our sector.
Most pleasing was the selection of Sims Metal Management as one of the “Global 100 Most Sustainable Corporations” at the 2009 World Economic Forum in Davos, Switzerland.
GREEN ENERGY
LMS Generation, the Company’s 50% owned green energy provider, continues to be a leader in carbon credit generation from biogas in Australia, with two new renewable energy projects coming on stream in the state of Victoria, as well as the largest expansion to a landfill gas project in the last decade at Eastern Creek, New South Wales. These projects bring LMS’ total installed capacity to 33 megawatts of base load renewable electricity from organic waste.
During fiscal 2009, the projects owned by LMS generated over 230,000 Renewable Energy Certificates (RECs) and 780,000 NSW Greenhouse Abatement Certificates (NGACs), as well as generating enough renewable electricity to power more than 47,000 homes, 24 hours a day, seven days a week.
WATER USE
Water used in the Company’s mechanical separation processes is reused and recycled wherever possible. Where site geography allows, yards are equipped with storm water retention systems. Harvested and “grey” water is always used in preference to town water, but losses inevitably occur as a result of evaporation or

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absorption. Since many of our operations are located in hot climates, the combination of high evaporation and low precipitation makes it necessary to supplement our own generation of water with external supplies. As part of our sustainability agenda, we are continually examining ways to reduce our consumption of water and, on a Group level, water consumption in fiscal 2009 was down by almost 41% compared to the previous year, although the very dry conditions that prevailed in Australia resulted in only minor reductions within the Asia Pacific region.
WASTE GENERATION
Sims Metal Management continues to provide industry leadership through investing in state-of- the-art material separation processes. For example, the Company has invested tens of millions of dollars to decrease waste and increase material recovery in its shredder downstream separation processes. And not just metal. We have significantly improved on the recovery and purity of plastics which, until recently, went to waste, reducing our waste stream significantly. In our Australian aluminium facilities, non-metallic residue previously going to waste has, after much deliberation, been recognised as a product and in part used as a valuable raw material in other manufacturing processes. We are also actively pursuing new energy technologies, transforming our waste streams into sources of valuable energy.
Unfortunately, at present it is not technically and economically feasible to recycle 100% of all incoming materials. First, manufacturers look for cheaper raw materials in pursuit of competitively priced consumer products and, second, the increased complexity of materials used in their production, decrease the value of the separated recyclable materials and increase the cost of such separation. Of particular concern is the increasingly higher taxes applied to landfill transactions around the globe which, universally, are intended to change the behaviour of waste generators but, when imposed on the waste residuals produced by bona fide recyclers, act as an economic barrier to increased recycling efforts. It is important that governments recognise that recycling is one of the best and most efficient means of reducing energy consumption and carbon emissions, while preserving precious natural resources, and that policy measures are implemented in such a way as to increase, not decrease, recycling efficiency and viability.
While the vast majority of the Company’s waste stream is classified as non-hazardous, a small proportion is hazardous. These hazardous wastes originate from our refrigeration plants in the UK, where CFC and other ozone depleting substances both in the coolant system and in the insulation foam are captured in a fully encapsulated environment, recovered and sent to specially approved facilities for destruction. Similarly, while most fluids recovered under our end-of-life vehicle de-pollution systems are reconstituted and reused, a small portion is sent for specialised destruction. In California, USA, a limited amount of waste from clean-up of sumps, oil absorbent and other such materials does not meet state criteria (although it meets federal criteria) for the purpose of disposal, and is considered hazardous. No hazardous waste is generated in the Australasian region.
The increase in waste generation this fiscal year over last year is a result of the increased tonnages handled as a result of the merger with Metal Management, Inc. and the inclusion of SA Recycling.

14	SIMS METAL MANAGEMENT

ENVIRONMENTAL
ACCREDITATION
Sims Metal Management continues to pursue environmental accreditation across all of its facilities.
•	NORTH AMERICA — 19 of the metals operations are accredited to ISO 9001 standards and the joint venture SA Recycling facilities are trialling the RIOS system, specifically designed for the scrap industry, incorporating most of the ISO parameters. All but three of the Sims Recycling Solutions (SRS) operations have ISO 14001 accreditation, and these three (being recent acquisitions) are scheduled for certification within the next six months.

•	EUROPE — All of the SRS facilities are ISO 9001 and ISO 14001 accredited, as are a small number of the metals operations. While all metals operations currently meet the ISO 9001 standards, a program of ISO 14001 accreditation is currently underway.

•	AUSTRALASIA — All of the SRS facilities are accredited to ISO 14001, including the Company’s most recent operations in India and Singapore. All the metals operations currently meet the ISO 9001 standards and six have ISO 14001 accreditation. Progressive implementation of ISO 14001 is under consideration. Our aluminium facilities also hold ISO 14001 accreditation.
AUDIT PROGRAM
Sims Metal Management has a comprehensive environmental audit system that, since its introduction in 1991, continues to evolve.
While each operating region has tailored the system to its particular legal framework, the core system is uniform across all divisions and based around the primary concept that line management is accountable for its specific operation in all respects, including all environmental issues. To this end, each line manager undertakes regular environmental audits of his or her operation, the results of which are entered into a real-time interactive database. This database automatically generates corrective actions, delegates relevant responsibilities and informs responsible management of any deficiencies and actions required. Professionally trained environmental auditors in turn audit these line management audits to ensure comprehensive compliance, the frequency of these audits being related to the individual site’s compliance rating. Where discrepancies are identified, discussions with line management are initiated around corrective actions, continued education and a ‘no repeat’ culture. While site management is held accountable for environmental performance, it has unlimited access to internal and external environmental experts for assistance and guidance. Progress and results of audits are reported monthly to senior management and communicated across the global Group through the regional SHEC Committees.
The audit covers all operational parameters as well as licences, permits and planning controls.
The Company also has a comprehensive environmental incident reporting system, which is in the process of being transferred to a global Knowledge Management Innovations (KMI) reporting system, a computerised database that allows information to be shared across the Sims Metal Management community, with responsibilities for corrective actions, deadlines and automatic notification up the management hierarchy in case of delays.
WASTE GENERATION
PER REGION F09

	TONNES
	NORTH	EUROPE	ASIA
	AMERICA	&UK	PACIFIC

Hazardous	3,978	1,692	—
Non-hazardous	1,019,198	317,925	261,960

Total (t)	1,023,176	319,617	261,960

ANNUAL REPORT 2009	15

MANAGING SUSTAINABILITY
STATUTORY ENVIRONMENTAL BREACHES
While some environmental incidents did incur in North America, Europe and Asia Pacific, there were no material statutory breaches by the Company during fiscal 2009.
OCCUPATIONAL HEALTH AND SAFETY
Our motto ‘Right. Now.’ applies to all we do and, most importantly, to safety, our number one priority at Sims Metal Management. Safety is non-negotiable, and all employees know it is a condition of employment — if you can’t do it safely, you don’t do it at all.
Following the engagement of DuPont Safety Resources (DSR), globally recognised as the leader in health and safety practices and systems, the Company has embarked upon a radical revision of its OH&S systems and philosophy, known throughout the UK/EU and Global SRS as the SimsMMway and in North America as SAAFE (Safe Acts Are For Everyone). Based on the premise that for each Lost Time Injury, there are 30,000 unsafe acts, the program focuses on identifying these unsafe acts and, by eliminating them, reducing the likelihood of incidents. The basic tool to do this is the Observational Behaviour Audit (OBA), in which all employees observe their fellow workers, contractors and visitors, encourage positive safety behaviour, and discuss negative safety behaviours, leading to a positive attitude about their own, and others’, safety in the workplace. Throughout the day, and by the end of each shift, line management will note, and report, these observations using the global KMI system. Corrective actions are allocated, as are deadlines and responsibilities, aimed at a “No Repeat” outcome. The system is complemented by hazard identification and formal safety audits, as well as many other safety initiatives. The system encourages positive actions through leadership from the Group CEO, through line management, to the shop floor employee, all of whom undertake OBAs and safety discussions as their top priority. Sims Metal Management is well on the way to being not only the safest in its industry, but standing shoulder to shoulder with the safest manufacturing companies in the world.
This allows the Company to concentrate on what is known as leading safety indicators, rather than the traditional lagging indicators of Recordable, Lost Time, Medically Treated and Minor Injuries statistics. The leading safety indicators are used to structure tool box talks, training and other safety communications with direct relevance to the safety issues of the day. With more than 21,000 OBAs undertaken worldwide between March and June 2009, and in excess of 27,000 hours of safety training, we are well on our way in changing the safety culture towards one in which each worker looks after not only himself or herself, but also after his or her fellow worker.
The benefit of this shift in safety culture can be seen in the lagging indicators for the year. After several years of little or no change, it is pleasing to note that the Lost Time Injury Frequency Rate — being the number of lost time injuries recorded multiplied by one million and divided by the number of hours worked — for the Company dropped from 5.6 in fiscal 2008 to 4.8 in fiscal 2009. Equally, the number of Medically Treated Injury Frequency Rate, similarly defined, dropped from 25.2 in fiscal 2008 to 19.4 in fiscal 2009. This is particularly pleasing, as this improvement has taken place in parallel with the integration of Metal Management, Inc. and Sims Group Limited.

16	SIMS METAL MANAGEMENT

In support of this change in safety culture, the KMI system was introduced, which allows all line management staff to record incidents, allocate responsibilities, undertake root cause analysis, prescribe corrective action and ensure compliance. The system operates in real time and can generate individual tailored reports and analysis for any purpose and allows all staff to access, share and learn from safety information within the Company.
In addition, although we strive to promote open discussion of safety concerns, in each global region we also provide every employee the opportunity to report any safety concern anonymously, if desired.
Finally, across the Company, a full occupational health regime is in place where pre-employment and regular medical assessments are performed by doctors and qualified occupational hygienists. Specific tests such as audiometry, lung function, blood pressure, repetitive strain and others are undertaken to identify possible injuries. In some cases, early detection has led to hereditary or other factors outside the work environment being identified and treated.
In addition, each region continued to add specific initiatives to enhance its respective journey in changing our safety culture.
•	NORTH AMERICA — In addition to the extensive implementation of the DSR-guided SAAFE program, including the training of all line management in safety leadership, SHEC Bootcamps — three-day interactive training programs for all Sims Metal Management supervisors and facility managers — were introduced. Training is aimed at providing solid and hands-on awareness of the many safety, health, environment and community responsibilities that face our front-line management and how to act on these responsibilities in a meaningful manner to ensure a high standard of operational practice and meet legal and Company policy requirements.

•	EUROPE AND GLOBAL SRS — To give specific focus to the shift in safety culture, the SimsMMway was developed and articulated through booklets, golden rules and training. The SimsMM way is supported by formal two-year safety plans for each of the operating regions of Europe, UK, SRS North America and Australasia. Each has a regional steering committee which oversees and reviews progress on a quarterly basis, reporting directly to the SHEC director and CEO, Europe and SRS Global. This safety plan is in turn cascaded into specific site safety plans and further into personal safety plans for all employees, directly linked to Key Performance Indicators. A number of parallel safety initiatives, such as the introduction of a global HazRep system, where every employee has the opportunity to report a hazard or near miss (anonymously, if chosen), were also introduced. Six sites have attained OHSAS 18001 accreditation, the highest safety standard in Europe, which progressively is being rolled out to all sites.

•	AUSTRALASIA — The safety management system developed over many years, as well as the risk and safety audit, continues to evolve, and is being merged with the KMI system to build an electronic database for ease of access, generate actions and provide relevant information for safety initiatives. Sims Metal Management Australia was again nominated by Vero Insurance as a finalist in Public Liability Risk Manager Advancer, and received a Certificate of Appreciation from WorkCover New South Wales for its participation in the Small Business Safety Mentor program. All metal operations in Victoria have also attained AS 4801 accreditation, the highest Australian safety standard.

ANNUAL REPORT 2009	17

MANAGING SUSTAINABILITY
PEOPLE AND DIVERSITY
The workforce of more than 5,500 people at Sims Metal Management is culturally and socially diverse and ensures a balanced, experienced and competent team of men and women, a key component in maintaining the performance culture that has served the Company well for many years. More than a hundred people have worked for the Company for more than 30 years, some even clocking up beyond 40 years.
Unfortunately, the global financial crisis has meant a contraction in our workforce compared to the previous year. While this resulted in a general decrease across all divisions, acquisitions in some regions masked this overall trend. During normal economic times, turnover is mainly due to the highly manual nature of much of our work and staff retention in management and administrative roles is very high.
Nearly 63% of our workforce is employed in production in our yards and, while gender equality and its promotion are a priority at Sims Metal Management, allowance must be made for the physical hardship many of our processing and operational activities entail.
The Company accepts responsibility within its spheres of influence to respect, promote and uphold fundamental human rights in the way it conducts its businesses globally. These rights are set out in the United Nations Universal Declaration of Human Rights and further defined for business in the Organisation for Economic Cooperation and Development Guidelines for Multinational Enterprises.
Many of these rights are specifically addressed in the Company’s Code of Conduct (available on the Company’s website), which includes specific policies for the protection of rights for employees, such as:
•	The Right to a Safe and Healthy Workplace, for each and every employee regardless of employee status.

•	The Right to Equal Opportunity and Non-Discrimination, regardless of ethnicity, gender, religion, age, sexual orientation, health status or other attributes unrelated to job performance or other lawful factors.

•	The Right to Security of Persons, including anti-violence and anti-harassment policies and whistleblower protection for employees who report non-conformance with government regulation or Company codes and policies.
Talent management and employee satisfaction are high priorities for Sims Metal Management. It is pleasing to note that while a number of senior managers retired, these positions have been filled with talented managers within the business who had been identified through our structured succession planning programs. While the Company has a policy of promoting from within, we also need to attract the best talent. Due to the uniqueness of its business, there is generally a limited pool of experienced people to draw from. The Company therefore operates a number of well established programs to identify, hire and develop talented graduates, often assisted by external education and training facilities. Performance reviews, career management and employee satisfaction are important areas of our business, and the majority of management and staff positions receive regular formal performance and development reviews.

18	SIMS METAL MANAGEMENT

The Company’s formal grievance and fair treatment policy, coupled with its complaints hotline, also ensures that any employee concern is handled promptly and professionally without fear of retribution.
Sims Metal Management also provides substantial ongoing training of all its employees. Induction training in the important aspects of safety, environment and community issues with which all our employees are required to be familiar is provided when joining the Company. Refresher courses are provided on a regular basis. As the employee progresses with the Company, specialised training in areas relevant to that employee is provided on an ongoing basis, enabling the employee to enhance workskills, both for day-to-day activities and with career development in mind.
During fiscal 2009, close to 43,000 hours of training was delivered, covering a range of issues. It is important to note that this is corporate training only and excludes specific operational skills training, which represents many more training hours.
Of particular importance is the safety of our workers, and more than 27,000 hours of safety-related training was delivered. Of particular note was DuPont training to support the roll-out of the SAAFE program and the SimsMMway, as well as SHEC Bootcamps and general SHEC training.
In addition, substantial training related to the Code of Conduct and Anti-Corruption Code (both available on the Company’s website), management and leadership skills, performance management, time management, competition and anti-bribery laws, job specific skills and many other issues were delivered. Specific individual training needs were also delivered in response to needs identified as part of the formal performance and development review process.

ANNUAL REPORT 2009	19

CORPORATE GOVERNANCE STATEMENT
The directors and management of Sims Metal Management are committed to operating the Company’s business ethically and in a manner consistent with high standards of corporate governance. The directors consider the establishment and implementation of sound corporate governance practices to be a fundamental part of promoting investor confidence and creating value for shareholders, through prudent risk management and a culture which encourages ethical conduct, accountability and sound business practices. Sims Metal Management’s corporate governance statement for the 2009 financial year has been prepared with reference to the Australian Securities Exchange (ASX) Corporate Governance Council Corporate Governance Principles and Recommendations, 2nd edition (August 2007) (Recommendations) and Sims Metal Management has complied with the Recommendations.
PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT
1.1 BOARD OF DIRECTORS
The board is responsible for the corporate governance and overall performance of the Company and the Group and for providing strategic guidance for the Group. The board’s responsibilities encompass the setting of key objectives, monitoring performance and ensuring the Group’s internal control, risk management and reporting procedures are adequate and effective.
1.2 THE ROLE AND RESPONSIBILITIES OF THE BOARD AND SENIOR EXECUTIVES
The role and responsibilities of the board are formally set out in its charter. The board charter identifies the functions reserved for the board and those delegated to senior executives.
The board’s key responsibilities include:
•	overall corporate governance of the Group, including oversight of its control and accountability systems;

•	appointing, removing and appraising the performance of the Group Chief Executive Officer (CEO);

•	monitoring senior management’s performance and implementation of strategy, and ensuring appropriate resources are available;

•	enhancing and protecting the reputation of the Company by reviewing and ratifying systems of risk management and internal compliance and control, codes of conduct, and legal compliance; and

•	approving and monitoring the progress of major capital expenditure, capital management, acquisitions and divestitures, and financial and other reporting.
The board has delegated general authority to manage the businesses of the Company to the CEO, who in turn may delegate functions to other senior management. However, the CEO remains answerable to the board and must comply with any limits on his authority established by the board from time to time.
Letters of appointment have been provided to all non-executive directors, covering responsibilities, time commitments, performance evaluation, indemnity and insurance arrangements, and induction and development. The responsibilities and terms of employment of the CEO, the Group Chief Financial Officer (CFO) and certain other senior executives of the Group are also set out in formal contracts of employment.
1.3 PERFORMANCE EVALUATION OF SENIOR EXECUTIVES
Annual performance objectives are set each financial year for all senior executives of the Group. These performance objectives include both financial and non-financial measures. A year-end appraisal is conducted to assess performance against the executive’s personal priorities and the responsibilities and demands of their role. The outcome of the performance review process is reflected in tailored training and development programs and succession planning for each executive, as well as an annual remuneration review. For the 2009 financial year, annual performance reviews were completed in September 2009, in accordance with the process disclosed.
The Remuneration Report on pages 34 to 45 contains further information regarding the process for evaluating the performance of senior executives for the purpose of determining their fixed and variable remuneration.
1.4 EXECUTIVE INDUCTION PROGRAMS
Senior executives are able to attend formal induction programs which provide an overview of the Group, and its key policies and processes. Meetings are arranged with other senior executives in the Group to brief the new executive on the Group’s businesses, strategic objectives, risk management practices and other information necessary to meet the requirements of their role. Site visits are also arranged to familiarise the executive with the Group’s operations and key operating personnel.
A copy of the board charter is available from the corporate governance section on the Company’s website.

20	SIMS METAL MANAGEMENT

PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE
2.1 COMPOSITION OF THE BOARD
The board charter sets out the composition of the board and relevant criteria for assessing the independence of directors.
The board currently comprises eight non-executive directors and one executive director. Details of board members, including their skills, experience, qualifications and term in office, are set out on pages 30 and 31.
2.2 BOARD ACCESS TO INFORMATION AND INDEPENDENT ADVICE
A director may, at the Company’s expense and subject to prior approval of the Chairperson, obtain independent professional advice relating to his duties and obligations as a board member. Board committees may also seek such independent professional advice. To the extent required to enable them to carry out their duties, all directors and board committees also have access to Company information and records and may consult senior management as required.
2.3 INDEPENDENCE OF DIRECTORS
The board charter states that board members shall be considered independent if they do not have any of the relationships identified in Box 2.1 of the Recommendations, and have been determined by the board to be independent, as defined in and to the extent required by the applicable rules of the United States Securities and Exchange Commission (SEC), the listing standards of the New York Stock Exchange, Inc. (NYSE) and other applicable law and regulations, as they may be amended from time to time.
Having regard to these criteria, the board has determined that Messrs Paul Mazoudier, Michael Feeney, Paul Varello, Gerald Morris, Robert Lewon and John Di Lacqua (until his retirement on 21 November 2008) were independent non-executive directors of the Company during the 2009 financial year. Mr Daniel Dienst, the CEO, is currently an executive director of the Company. Messrs Ross Cunningham and Jeremy Sutcliffe served as executive directors of the Company until 20 November 2008 and 26 August 2009, respectively.
Mr Matsuako Iwanaga, a non-executive director, is not considered to be an independent director of the Company as a result of his association with Mitsui & Co., Ltd, which controls a 19% shareholding in the Company.
Mr Norman Bobins held the positions of President and Chief Executive Officer of LaSalle Bank Corporation (LaSalle) from 2002 to May 2007 and of Chairman from May 2007 until October 2007, at which time LaSalle was acquired by Bank of America (BoA), The Company has a US$150 million credit facility with BoA that was established by the former Sims Group Limited in September 2006. The Company also has a cash management services agreement in place with BoA, and processes cheque transactions and utilises lockbox services from BoA for certain of its subsidiaries in the United States. Transfer agent services previously utilised at LaSalle by the former Metal Management, Inc. were discontinued in March 2008. The board has determined that Mr Bobins is an independent non-executive director based on the fact that he was appointed a director of the Company in March 2008, well after the former Sims Group Limited had established the credit facility with BoA and that, in any event, he has no relationship with those responsible within BoA for that facility and, further, that the cash management systems relied upon at BoA by certain subsidiaries of the Company are non-material and routine in nature, and are determined by the Company acting at arm’s length with BoA.
Notwithstanding the fact that Mr Christopher Renwick is a nominee of Mitsui & Co., Ltd, the board has determined that he is an independent non-executive director. This view has been reached as Mr Renwick is not an Associate of the Mitsui Group (as those terms are defined in the constitution of the Company), and because Mr Renwick regards himself as an independent director.
In accordance with Recommendation 2.1, the board has a majority of directors who are independent.
The independence of the directors is regularly reviewed. In accordance with the board charter, all directors must disclose to the board any actual or perceived conflicts of interest, whether of a direct or indirect nature, of which the director becomes aware and which the director reasonably believes may compromise the reputation or performance of the Company.
2.4 CHAIRPERSON
Mr Paul Varello, an independent non-executive director, has held the position of Chairperson of the board since 1 August 2009. Prior to that, Mr Paul Mazoudier, an independent non-executive director, held that position.
The roles of CEO of the Company and Chairperson of the board are separate, and the Chairperson must not also be the CEO. The Chairperson is responsible for the leadership of the board, establishing the agenda for board meetings, ensuring the board is effective, and chairing board and shareholders’ meetings.
2.5 BOARD PROCESSES
The board holds at least four scheduled meetings a year, and otherwise as it considers necessary.
Details of directors’ attendances at board meetings in the 2009 financial year are reported on page 32.

ANNUAL REPORT 2009	21

CORPORATE GOVERNANCE STATEMENT
To assist directors in enhancing their understanding of the Company’s business, directors are briefed from time to time by members of the executive team on divisional performance and key operational and strategic issues, financial matters, risk management, compliance and governance. The directors are also provided with an explanation of those proposed activities of the Group which require board approval.
The Group Company Secretary is responsible for ensuring that board procedures and policies are followed, and provides advice to the board on corporate governance and regulatory matters. All directors have unrestricted access to the advice and services of the Group Company Secretary.
2.6 BOARD COMMITTEES
The board has established five board committees to assist in the execution of board functions. Each committee has a written charter which is approved by the board and reviewed periodically. The charters of each of the board committees are available on the Company’s website.
Membership of the board committees is set out in the biographies of directors on pages 30 and 31.
Details of directors’ attendance at each committee meeting in the 2009 financial year are set out on page 32.
To enable each of the committees to discharge its responsibilities adequately and effectively, each committee has the authority to retain advisers and external legal counsel as required.
Each committee reports to the board and, following preparation of the minutes of each committee meeting, provides the board with copies of those minutes at the next occasion the board meets.
2.7 NOMINATION/GOVERNANCE COMMITTEE
The Nomination/Governance Committee is responsible for periodically reviewing and considering the structure of the board, assessing the skills, experience and expertise required on the board, and making recommendations regarding appointments, retirements and terms of office of directors.
The committee is also responsible for assessing the competencies of potential board candidates; recommending candidates for election or re-election to, or removal from, the board; reviewing board succession plans and induction procedures for new appointees to the board; establishing processes for the review of performance of individual directors and the board as a whole; and establishing procedures for and overseeing the performance assessment program of non-executive directors, the board as a whole and its various committees.
The Nomination/Governance Committee has a formal charter, approved by the board, and the Company has adopted a document titled ‘Nomination/Governance Committee’s Policy, and Procedures, for the Selection and Appointment of New Directors and the Re-election of Incumbent Directors’. A copy of the committee charter, and policy and procedures, is available from the corporate governance section on the Company’s website.
COMPOSITION
The Nomination/Governance Committee shall comprise at least three directors of the Company, with a majority being independent. The current members of the committee are Messrs Robert Lewon (Chairperson), Paul Varello and Michael Feeney, all independent non-executive directors, and Mr Daniel Dienst. The board may appoint additional directors to the committee or remove and replace members of the committee by resolution. The committee Chairperson shall not be the Chairperson of the board.
MEETINGS OF THE NOMINATION/GOVERNANCE COMMITTEE
The committee charter provides that the committee shall meet at least once each year on a formal basis and additionally as circumstances may require. The committee met once during the 2009 financial year and several times thereafter to begin the selection and nomination process for two new directors to replace two retiring directors.
2.8 BOARD PERFORMANCE EVALUATION
The Nomination/Governance Committee is responsible for establishing procedures and overseeing the performance assessment program of non-executive directors, the board as a whole and its various committees. A formal performance evaluation was conducted involving the directors self-assessing the collective performance of the board. As part of the review process, directors were also asked to assess the board’s composition and structure, and any areas where the board’s effectiveness could be improved. The results of the evaluation, and individual committee assessments, were independently documented and will form the basis for the development of appropriate action plans under the guidance of the Nomination/Governance Committee for the 2010 financial year.
2.9 RETIREMENT AND RE-ELECTION OF DIRECTORS
The Nomination/Governance Committee considers and recommends to the board candidates for election and re-election as directors. The Company’s constitution requires that non-executive directors appointed by the board during the year must offer themselves for election by shareholders at the next Annual General Meeting of the Company. In addition, a non-executive director may not serve without seeking re-election beyond the third Annual General Meeting following

22	SIMS METAL MANAGEMENT

the meeting at which the director was last elected or re-elected, or three years, whichever is longer. After excluding the CEO, at least one director must retire at each Annual General Meeting. Retiring directors may offer themselves for re-election by the shareholders. The board does not impose a pre-determined restriction on the tenure of directors as it considers that this restriction may result in the loss of vital experience and expertise.
2.10 DIRECTOR EDUCATION
An induction program has been established for new directors to gain background and insight into the Group’s structure, business operations, strategies, and policies and guidelines. As part of the program, directors receive a detailed induction pack (including general information on directors’ duties, rights and responsibilities), meet with key senior executives and are given the opportunity to conduct site visits at significant operational facilities in various locations.
PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING
3.1 CODE OF CONDUCT
The Company’s Code of Conduct applies to all directors, officers and employees of the Group. It underpins Sims Metal Management’s commitment to integrity, fair dealing and compliance with the law in its business affairs, and sets out expected standards of conduct with respect to all stakeholders, including fellow employees, customers, suppliers, shareholders and the community.
The Code of Conduct is designed to encourage ethical and appropriate behaviour by all Group personnel, and addresses a wide range of responsibilities to stakeholders, including conflicts of interest, security of information, use of Company assets and resources, discrimination and harassment, occupational health and safety, and corrupt conduct.
The Code of Conduct encourages employees to raise any matters of concern without fear of retribution. The Company has implemented the Sims Metal Management Ethics & Compliance Hotline to enable employees to report serious misconduct or unethical behaviour within the Group to an external party. The Company also conducts employee education and compliance programs on a regular basis to help ensure compliance with various laws around the world.
3.2 ANTI-CORRUPTION CODE
In addition to the Code of Conduct, the Company has adopted an Anti-Corruption Code which has been developed to aid Sims Metal Management employees, agents, contractors, consultants and partners in ensuring that they comply at all times with applicable anti-corruption laws and policies. Among other matters, the Code of Conduct sets out the Company’s policy in relation to conflicts of interests, gifts and hospitality, relationships with governments and political contributions.
Copies of the Company’s Code of Conduct and Anti-Corruption Code are available from the corporate governance section on the Company’s website.
3.3 DEALING IN COMPANY SECURITIES
Directors and employees of the Group are bound by the Company’s policy on dealing in the securities of the Company. Under the policy, directors, senior executives and other designated persons may only buy or sell Company securities during the 28-day period commencing on the first trading day on the ASX following the date of the Company’s yearly, half-yearly or quarterly results announcements or Annual General Meeting, or during the currency of any capital raising prospectus issued by the Company or takeover bid for the Company.
A copy of the Company’s policy titled ‘Dealing in SimsMM Limited Securities’ is available from the corporate governance section on the Company’s website.
PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING
4.1 RISK, AUDIT & COMPLIANCE COMMITTEE
The Risk, Audit & Compliance (RAC) Committee assists the board in fulfilling its responsibility to oversee the quality and integrity of accounting, auditing and reporting practices of the Company. In particular, the primary role of the committee is to assist the board in fulfilling its corporate governance and oversight responsibilities in relation to the Company’s accounting and financial reporting, internal control structure, risk management systems (including the review of risk mitigation, which includes insurance coverage), internal and external audit functions, and compliance with legal and regulatory requirements.
The RAC Committee has a formal charter approved by the board. The committee reports to the board on all matters relevant to the committee’s role and responsibilities.
The specific functions of the RAC Committee are set out in its charter and include:
•	reviewing and assessing the internal and external reporting of financial information;

•	assessing management processes supporting the integrity and reliability of the Company’s financial and management reporting systems and its external reporting;

•	overseeing the relationship with and performance of the external auditor and assessing the independence of the external auditor; and

•	overseeing the performance of the internal audit function.

ANNUAL REPORT 2009	23

CORPORATE GOVERNANCE STATEMENT
The RAC charter establishes a framework for the committee’s relationship with the internal and external auditor, and a policy has been adopted for the selection and appointment of the external auditor and for rotation of external audit engagement partners.
A copy of the RAC charter is available from the corporate governance section on the Company’s website.
4.2 COMPOSITION
The current members of the RAC Committee are Messrs Gerald Morris (Chairperson), Michael Feeney and Paul Mazoudier.
The RAC charter provides for the committee to have at least three members, all of whom must be non-executive independent directors. All members must be financially literate and at least one member must have an accounting or related financial management expertise. Under the RAC charter, a director may not be both the Chairperson of the committee and the Chairperson of the board.
4.3 MEETINGS OF THE RAC COMMITTEE
In accordance with its charter, the RAC Committee is required to meet at least four times each year on a formal basis, and holds additional meetings as necessary. Meetings are attended by invitation by the other directors, the CEO, the CFO, internal auditors and the external auditor, PricewaterhouseCoopers (PwC).
The RAC Committee met seven times during the year ended 30 June 2009. Details of attendance at meetings of the RAC Committee are set out on page 32.
4.4 EXTERNAL AUDITOR
The external auditor is responsible for planning and carrying out the audit of the Group’s annual financial reports and reviewing the Group’s half-yearly financial reports. The auditor provides a written confirmation to the Company of its independence in connection with the Company’s financial reports for each half-year and financial year.
The external auditor, PwC, was appointed in 1991. The lead external audit engagement partner is next due for rotation after the financial year ending 30 June 2012.
The committee may meet with the external auditor without management being present at any time during each financial year. The external auditor is also provided with the opportunity, on request, to meet with the board of directors without management being present.
The Company has adopted a policy titled ‘Procedures for the Selection and Appointment of the External Auditors and for the Rotation of External Audit Engagement Partners’, a copy of which is available from the corporate governance section on the Company’s website.
PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE
5.1 CONTINUOUS DISCLOSURE
The Company is committed to ensuring that the market and its shareholders are provided with complete and timely information. The Company has adopted a Market Disclosure Policy, supplemented by specific procedures, to ensure that it complies with the continuous disclosure obligations imposed by the ASX, and with its disclosure obligations under the rules and regulations of the SEC and the NYSE. A copy of the policy is available from the corporate governance section on the Company’s website.
The Company has formed a Disclosure Committee comprising the CEO (as Chairperson), the CFO and the Group Company Secretary. The committee has a formal charter approved by the board. The primary role of the committee is to manage the Company’s compliance with its continuous disclosure obligations by implementing reporting processes and controls and determining guidelines for the release of disclosable information.
The Group Company Secretary has been appointed as the person responsible for communications with the ASX, SEC and NYSE, which includes overseeing and co-ordinating information disclosure to the ASX, SEC and NYSE.
All announcements provided to the ASX are posted on the Company’s website as soon as practicable after release to the market.
5.2 COMMENTARY ON FINANCIAL RESULTS AND PERIODIC DISCLOSURE
Sims Metal Management strives to provide investors with sufficient information to make an informed assessment of the Company’s activities and results. Results announcements and media/analyst presentations are released to the ASX, SEC and NYSE and made available on the Company’s website. The Annual Report contains an operating and financial review to assist shareholders in understanding the Company’s operating results, business strategies, prospects and financial position.
PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS
6.1 COMMUNICATIONS WITH SHAREHOLDERS
The Company has adopted a statement on communication with shareholders which is designed to promote effective communication with shareholders and to encourage informed shareholder participation at the Annual General Meeting. A copy of the statement is available from the corporate governance section on the Company’s website.

24	SIMS METAL MANAGEMENT

Where practical, the Company uses technology to facilitate communication with shareholders. The Company’s website includes links to announcements to the ASX and copies of the annual, half-yearly and quarterly reports, notices of meetings, presentations and other information released to the market. By registering with the Company’s registrar, shareholders can receive email notifications when the Company makes an announcement to the ASX, including the release of financial reports. Sims Metal Management’s Annual Report currently remains one of the principal means of communicating with shareholders. The Company also files a Form 20-F annually with the SEC.
The Company continues to review and enhance its website and to consider other ways to utilise technology to improve shareholder communications. Webcasts of results briefings allow access by all interested parties.
6.2 SHAREHOLDER MEETINGS
Shareholders have the opportunity to raise matters with the members of the board at the Company’s Annual General Meeting. The external audit firm partner in charge of the Sims Metal Management audit also attends the Annual General Meeting and is available to answer questions from shareholders on audit-related matters.
PRINCIPLE 7: RECOGNISE AND MANAGE RISK
7.1 RISK MANAGEMENT FRAMEWORK
The board recognises that the effective management of risk is essential to achieving the Group’s objectives of maximising Group performance and creating long-term shareholder value while meeting its commitments to other stakeholders, including its employees, customers and the wider community.
The Company has adopted a Risk Management Policy and a statement on internal compliance and control systems.
The board is responsible for ensuring that there are adequate policies in place with respect to risk management. The board and senior management are responsible for determining the level of risks acceptable to Sims Metal Management.
To help ensure all risks relevant to the Company are considered, a systematic approach to risk identification is followed. Identifiable risk areas which are considered include:
•	maintaining a safe work environment for the Company’s employees;

•	the safeguarding and efficient use of assets;

•	management of human resources;

•	ensuring the Company complies with its environmental obligations;

•	achieving established objectives and goals;

•	the reliability and integrity of financial and operational information;

•	compliance with internal policies and procedures;

•	compliance with laws and regulations; and

•	changes in the Company’s internal and external environments.
Measures of consequence and likelihood have been determined and are used on a consistent basis.
The Company’s primary risk assessment process comprises a comprehensive annual risk review.
The board is responsible, on the recommendations of the RAC Committee, for ensuring that there are adequate policies in place in relation to internal control systems. The board places considerable importance on maintaining a strong internal control environment. The internal control system is based upon written procedures, policies, guidelines, job descriptions and organisational structures that provide an appropriate division of responsibility. It also relies upon the careful selection and training of key personnel.
Internal control systems are reviewed on an ongoing basis to ensure that the systems are updated to reflect changes in Sims Metal Management’s operations and the environment in which the Company operates. The Company has detailed written documentation covering critical areas. Internal Audit carries out regular systematic monitoring of control activities and reports to the RAC Committee and senior management. In the 2009 financial year, the Company validated its internal controls over financial reporting as required under the Sarbanes-Oxley Act of 2002.
An internal audit plan is prepared, with input from the RAC Committee and senior management, annually by the Global Head of Internal Audit. This annual internal audit plan takes into consideration the findings of an annual risk assessment report prepared by senior management. The RAC Committee approves this annual internal audit plan.
Sustainability reporting is part of, and is integrated into, the Group’s risk management framework. The Group’s sustainability report, which provides stakeholders with an overview of Sims Metal Management’s sustainability performance, is found on pages 8 to 19. The CEO has overall responsibility for Group sustainability matters, and a number of initiatives have been implemented to better enable the Group to measure, monitor and report on its sustainability performance.

ANNUAL REPORT 2009	25

CORPORATE GOVERNANCE STATEMENT
SAFETY, HEALTH, ENVIRONMENT & COMMUNITY COMMITTEE
The board has established a Safety, Health, Environment & Community (SHEC) Committee. The primary role of the SHEC Committee is to provide additional focus and advice to the board on key SHEC issues and to assist the board to fulfil and discharge its SHEC obligations.
The committee shall comprise at least three directors of the Company, of whom one at least shall be independent. The committee is composed of Messrs Christopher Renwick (Chairperson), Robert Lewon, Paul Mazoudier and Daniel Dienst.
FINANCE & INVESTMENT COMMITTEE
The board has established a Finance & Investment Committee. The primary role of the committee is to review, advise and report to the board on the management of the Company’s financial resources and invested assets, shareholder dividend policy and shareholder dividends, the Company’s capital plan and capital position, debt levels, hedging policies and other financial matters. The committee also reviews broad investment policies and guidelines for the Group and makes recommendations to the board.
The committee shall comprise at least three directors of the Company, of whom one at least shall be independent. The committee is composed of Messrs Norman Bobins (Chairperson), Robert Lewon, Paul Varello, Christopher Renwick and Daniel Dienst.
FINANCIAL REPORTING AND INTERNAL CONTROLS
The board has responsibility for reviewing and ratifying internal compliance and control systems.
The RAC Committee reviews the effectiveness and adequacy of internal control processes relating to financial reporting on a regular basis and reports its findings to the board.
Management assumes the primary responsibility for implementing internal controls and for the internal control environment. In accordance with the Company’s policy, each regional President and regional Chief Financial Officer reports every six months to the CEO and the CFO and, on an exceptions basis, to the RAC Committee, on the operation and effectiveness of key internal controls. Any identified deficiencies in internal controls are followed up and addressed by division management.
In addition, the Company maintains an internal audit function to conduct internal audits and reviews of the Group’s operations.
The RAC Committee reviews the reports from the internal audit function on a regular basis, monitors its scope and resources, and approves the annual internal audit plan.
The Company monitors its control system on a continual basis and, where appropriate, enhances internal control processes to improve their effectiveness.
7.2 RISK MANAGEMENT ASSURANCE
The CEO and the CFO have stated in writing to the board in respect of the 2009 financial year that the Company’s financial reports present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards.
The board has also received a written statement of assurance from the CEO and the CFO that, in respect of the 2009 financial year, to the best of their knowledge and belief:
1.	the declaration provided in accordance with section 295A of the Corporations Act 2001 is founded on a sound system of risk management and internal compliance and control which, in all material respects, implements the policies adopted by the board; and

2.	the Group’s risk management and internal compliance and control system for the financial year is operating effectively in all material respects in relation to financial reporting risks.
Due to the geographic spread of the Group’s operations and the extensive delegation of authority and responsibility granted to senior business unit management, the CEO and the CFO, when attesting to the adequacy of the Company’s risk management and internal compliance and control system, rely significantly upon internal audit and the control certification reports received from each regional President and regional Chief Financial Officer regarding compliance with the various risk management, compliance and internal control policies and procedures in the region for which each is responsible.
As part of the process of preparing for the merger with Metal Management, Inc. and during the course of the 2008 financial year audit of the Company’s financial statements, two errors were revealed that required adjustments to be made to its 2008 financial year accounts. Both these adjustments, which related to prior periods and were of a non-cash nature, were made in the financial statements, as appropriate, in the relevant comparative years presented therein. The first of the two adjustments related to the recognition of amortisable intangible assets, including supplier relationships that had not been previously recognised in past business combinations. This adjustment impacted prior period income statements and balance sheets. The second related to the recognition of deferred tax liabilities on land revaluations not previously recorded in respect of certain US subsidiaries and impacted prior period

26	SIMS METAL MANAGEMENT

balance sheets and statements of recognised income and expense. Applying the principles of AASB 108 Accounting Policies, Changes in Accounting Policies Estimates and Errors, the Group determined these items to be material to the consolidated financial statements and therefore fully quantified and adjusted for these prior to the finalisation of the 2008 financial year statements. During the 2009 financial year the Group made significant efforts to improve its control systems to minimise the risk of a recurrence of such errors. These efforts included steps taken to enhance the depth of knowledge and experience in the financial accounting group, additional training in the requirements of Australian Equivalents to International Financial Reporting Standards, and the strengthening of management reviews of account reconciliations. As a consequence of the improvements to internal controls, the Company believes the material weaknesses noted in the 2008 financial year were remediated in the 2009 financial year.
PRINCIPLE 8: REMUNERATE FAIRLY AND RESPONSIBLY
8.1 REMUNERATION COMMITTEE
The primary role of the Remuneration Committee is to support and advise the board on the implementation and maintenance of coherent, fair and responsible remuneration policies at Sims Metal Management which are observed and which enable it to attract and retain executives and directors who will create value for shareholders of the Company.
The Remuneration Committee has responsibility for, among other things, reviewing and making recommendations to the board on the:
•	remuneration and incentive performance packages of the CEO and direct reports to the CEO;

•	Company’s recruitment, retention and termination policies and procedures;

•	introduction and application of equity-based schemes, including allocations; and

•	level of fees for the non-executive directors.
8.2 COMPOSITION
The committee shall comprise at least three directors of the Company, with a majority being independent. The committee Chairperson is appointed by the board, and must be independent. The committee is composed of three independent non-executive directors, Messrs Michael Feeney (Chairperson), Paul Mazoudier and Gerald Morris. The board may appoint additional directors to the committee or remove and replace members of the committee by resolution.
8.3 MEETINGS OF THE REMUNERATION COMMITTEE
The committee has a charter, which provides for the committee to meet at least twice each year on a formal basis and additionally as circumstances may require. Details of the number of committee meetings held, and attendance at those meetings, during the 2009 financial year are set out on page 32.
A copy of the Remuneration Committee charter is available from the corporate governance section on the Company’s website.
8.4 DIRECTORS’ REMUNERATION
The Remuneration Report sets out the total remuneration of non-executive and executive directors of the Company. Each of the non-executive directors is entitled to a fee for serving as a director of the Company and an additional fee for serving as Chairperson of a board committee, other than the Nomination/Governance Committee. These fees are inclusive of any compulsory superannuation contributions (where applicable) and any retirement benefits. In general, no additional fees are payable to non-executive directors for other services performed outside the scope of their ordinary duties as a director or committee member.
The maximum aggregate remuneration of non-executive directors is determined by a resolution of shareholders and is then divided between the directors as agreed by the board. The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned among non-executive directors is reviewed annually by the Remuneration Committee and recommendations are then made to the board. The board considers advice as to the fees paid to non-executive directors of comparable companies when undertaking the annual review process. When considered appropriate to do so, it will also obtain advice from external consultants.
8.5 REMUNERATION REPORT
The Company’s remuneration policy and procedures in respect of senior executives of the Company and Group are discussed in its Remuneration Report for the 2009 financial year, which is set out on pages 34 to 45.
The Company’s statement prohibiting designated persons from entering into transactions in products associated with Company securities which operate to limit the economic risk of their security holding in the Company over unvested entitlements under any Company equity incentive plans, may be found in the Company’s policy titled ‘Dealing in SimsMM Limited Securities’, available from the corporate governance section on the Company’s website.

ANNUAL REPORT 2009	27

CORPORATE GOVERNANCE STATEMENT
ASX CORPORATE GOVERNANCE COUNCIL’S CORPORATE GOVERNANCE PRINCIPLES AND RECOMMENDATIONS

		Reference	Comply

Principle 1: Lay solid foundations for management and oversight
1.1	Establish and disclose the functions reserved to the board and those delegated to senior executives	1.1, 1.2	✓
1.2	Disclose the process for evaluating the performance of senior executives	1.3, Remuneration Report	✓
1.3	Provide the information indicated in the Guide to reporting on Principle 1	website, 1.1-1.4	✓

Principle 2: Structure the board to add value
2.1	A majority of the board should be independent directors	2.3	✓
2.2	The chair should be an independent director	2.4	✓
2.3	The roles of chair and CEO should not be exercised by the same individual	2.4	✓
2.4	The board should establish a nomination committee	2.6, 2.7, 2.9	✓
2.5	Disclose the process for evaluating the performance of the board, its committees and individual directors	2.8, 2.10	✓
2.6	Provide the information indicated in the Guide to reporting on Principle 2	website, Directors’ Report, 2.1-2.10	✓

Principle 3: Promote ethical and responsible decision-making
3.1
Establish a code of conduct and disclose the code or a summary of the code as to the practices necessary to maintain confidence in the company’s integrity, the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders, and the responsibility and accountability of individuals for reporting and investigating reports of unethical practices
		3.1, 3.2	✓
3.2	Establish and disclose a policy concerning trading in company securities by directors, senior executives and employees	3.3	✓
3.3	Provide the information indicated in the Guide to reporting on Principle 3	website, 3.1-3.3	✓

Principle 4: Safeguard integrity in financial reporting
4.1	The board should establish an audit committee	4.1	✓
4.2	The audit committee should be structured to consist only of non-executive directors, a majority of independent directors and an independent chair (who is not chair of the board), and to have at least three members	4.2	✓
4.3	The audit committee should have a formal charter	4.1	✓
4.4	Provide the information indicated in the Guide to reporting on Principle 4	website, 4.1-4.5	✓

Principle 5: Make timely and balanced disclosure
5.1	Establish and disclose written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance	5.1, 5.2	✓
5.2	Provide the information indicated in the Guide to reporting on Principle 5	website, 5.1, 5.2	✓

Principle 6: Respect the rights of shareholders
6.1	Design and disclose a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings	6.1, 6.2	✓
6.2	Provide the information indicated in the Guide to reporting on Principle 6	website, 6.1, 6.2	✓

Principle 7: Recognise and manage risk
7.1	Establish policies for the oversight and management of material business risks and disclose a summary of those policies	7.1	✓
7.2
The board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively and should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks
		7.1, 7.2	✓
7.3	The board should disclose whether it has received assurance from the CEO and CFO that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control which is operating effectively in all material respects in relation to financial reporting risks	7.2	✓
7.4	Provide the information indicated in the Guide to reporting on Principle 7	website, 7.1, 7.2	✓

Principle 8: Remunerate fairly and responsibly
8.1	The board should establish a remuneration committee	8.1	✓
8.2	Clearly distinguish the structure of non-executive director remuneration from that of executive directors and senior executives	8.4, Remuneration Report	✓
8.3	Provide the information indicated in the Guide to reporting on Principle 8	website, 8.1-8.5	✓

28	SIMS METAL MANAGEMENT

FINANCIAL REPORT
CONTENTS

Board of Directors	30
Directors’ Report	32
Income Statements	46
Balance Sheets	47
Statements of Recognised Income and Expense	48
Cash Flow Statements	49

Notes to the financial statements
1 Summary of significant accounting policies	50
2 Financial and capital risk management	58
3 Critical accounting estimates and judgements	62
4 Revenue	63
5 Other income	63
6 Expenses	63
7 Income tax and deferred tax	64
8 Trade and other receivables	67
9 Inventory	68
10 Derivative financial instruments	68
11 Other financial assets	69
12 Property, plant and equipment	69
13 Goodwill	70
14 Intangible assets	71
15 Trade and other payables	71
16 Borrowings	71
17 Provisions	72
18 Retirement benefit obligations	72
19 Contributed equity	75
20 Reserves and retained profits	75
21 Dividends	77
22 Contingencies	77
23 Commitments	78
24 Share ownership plans	79
25 Key management personnel disclosures	83
26 Remuneration of auditors	86
27 Business combinations and disposals	87
28 Subsidiaries	88
29 Investments in associates and jointly controlled entities	91
30 Related party transactions	94
31 Segment reporting	95
32 Earnings per share	97
33 Cash flow information	98
34 Events occurring after the reporting period	98
Directors’ Declaration	99
Independent Auditor’s Report	100
Auditor’s Independence Declaration	102
Shareholder Information	103
Five Year Trend Summary	104

ANNUAL REPORT 2009	29

BOARD OF DIRECTORS

Appointed as a director in November 2005, appointed Deputy Chairman in November 2008 and Chairman in August 2009. Member of the Nomination/Governance Committee and the Finance & Investment Committee. Mr Varello is Chairman of Commonwealth Engineering and Construction (CEC), located in Houston, Texas. Prior to founding CEC in 2003, he was Chairman and CEO of American Ref-Fuel Company. He is a registered professional engineer and a member of the American Society of Civil Engineers and the American Institute of Chemical Engineers.	Executive director and Group Chief Executive Officer since March 2008. Member of the Safety, Health, Environment & Community Committee, Nomination/Governance Committee and Finance & Investment Committee. Mr Dienst was formerly a director (since June 2001), Chairman (since April 2003), Chief Executive Officer (since January 2004) and President (since September 2004) of Metal Management, Inc. which entity merged with the Company on 14 March 2008. From January 1999 to January 2004, he served in various capacities with CIBC World Markets Corp., lastly as Managing Director of the Corporate and Leveraged Finance Group. From 2002-2005, he was Chairman of the board of Metals USA, Inc., a NASDAQ-listed steel service centre company until its sale to a private entity. He is a director of other Sims Metal Management Limited subsidiaries and associated companies. He is a graduate of Washington University and received a Juris Doctorate from the Brooklyn Law School.	Appointed as a director in September 1991. Chairman of the Remuneration Committee and member of the Risk, Audit & Compliance Committee and Nomination/ Governance Committee. Mr Feeney was formerly an executive director of Collins Partners Corporate Advisory and prior to that Finance and Strategy Director for Philip Morris; Executive Director, Strategy & Corporate Affairs for Elders IXL; and Executive Director, Corporate Strategy of Elders Resources NZFP.	Appointed as a director in September 1991 and served as Chairman from January 1999 to August 2009. Member of the Safety, Health, Environment & Community Committee, Remuneration Committee and Risk, Audit & Compliance Committee. Mr Mazoudier was formerly an executive director of Sims Consolidated (1974-79) and a former partner and NSW Chairman of Minter Ellison, lawyers. He was a director of HPAL Limited from 2000 until November 2007.	Appointed as a director in June 2007. Chairman of the Safety, Health, Environment & Community Committee and member of the Finance & Investment Committee. Mr Renwick was employed with the Rio Tinto Group for over 35 years rising, in 1997, to Chief Executive, Rio Tinto Iron Ore, a position he held until his retirement in 2004. He is Chairman and director of Coal and Allied Industries Limited (since 2004), a director of Downer EDI Limited (since 2004), member of the board of governors of Ian Clunies Ross Memorial Foundation (since 2005) and Chairman of the Rio Tinto Aboriginal Fund (since 2004).

PAUL J VARELLO	DANIEL W DIENST	MICHAEL FEENEY	PAUL MAZOUDIER	CHRIS RENWICK am

BCE (CIVIL ENGINEERING) CHAIRMAN AND INDEPENDENT NON-EXECUTIVE DIRECTOR AGE 65	JD GROUP CHIEF EXECUTIVE OFFICER AGE 44	B COM (MARKETING) INDEPENDENT NON-EXECUTIVE DIRECTOR AGE 63	BA, LLB (HONS) INDEPENDENT NON-EXECUTIVE DIRECTOR AGE 67	FAIM , FAIE , FTSE — BA, LLB INDEPENDENT NON-EXECUTIVE DIRECTOR AGE 66

30	SIMS METAL MANAGEMENT

p

Appointed as a director in June 2007. He is a member of the Australia & New Zealand Chamber of Commerce in Japan. He joined Mitsui & Co., Ltd in 1963 and worked in various divisions of that company culminating in his appointment, in 1999, as President & Managing Director, Mitsui Iron Ore Development, a position he held until his retirement in 2005.	Appointed as a director in March 2008. Chairman of the Finance & Investment Committee. He was formerly a director of Metal Management, Inc. (since 2006). Since 2008, Mr Bobins is the Chairman of Norman Bobins Consulting LLC. From May 2007 until October 2007, Mr Bobins was the Chairman of the board of LaSalle Bank Corporation (a financial institution). From 2002 to 2007, he was President and Chief Executive Officer of LaSalle Bank Corporation. From 2006 to 2007, he was President and Chief Executive Officer of ABN AMRO North America. From 2002 to 2007, he was Senior Executive Vice President at ABN AMRO Bank N.V., the Dutch parent of LaSalle Bank Corporation. Mr Bobins is the Non Executive Chairman of The PrivateBank and Trust Company. He is also a director of NICOR, Inc., Transco, Inc., and AAR CORP. He earned his BS from the University of Wisconsin and his MBA from the University of Chicago.	Appointed as a director in March 2008, Chairman of the Nomination/Governance Committee and member of the Safety, Health, Environment & Community Committee and Finance & Investment Committee. He was formerly a director (since March 2004) of Metal Management, Inc. Mr Lewon has over 40 years of experience in the scrap metal industry and has served as an executive of scrap companies, including President of Simsmetal USA Corp. He has been active in the Institute of Scrap Recycling Industries, Inc. and its predecessor ISIS, serving as director and national officer, among other positions. Additionally, he has served as a consultant to scrap metal companies since his retirement from Simsmetal in 1993, and, prior to his appointment as a director of the Company, he was a long-time adviser/ consultant to TAMCO, the only steel mill in California.	Appointed as a director in March 2008. Chairman of the Risk, Audit & Compliance Committee and member of the Remuneration Committee and Nomination/ Governance Committee. He was formerly a director (since January 2004) of Metal Management, Inc. Mr Morris currently serves as President and CEO of Intalite International N.V., a diversified holding company with investments primarily in the metals fabrication industry. He also serves as Chairman and director of Beacon Trust Company. He previously served as a director of Metals USA, Inc., Rexel, Inc. and Tivoli Industries, Inc., and as trustee of the Blanchard Group of Funds. He is a certified public accountant.	THE FOLLOWING PERSONS WERE DIRECTORS DURING THE 2009 FINANCIAL YEAR:

Ross Cunningham —
retired 21 November 2008

John DiLacqua —
retired 21 November 2008

Jeremy Sutcliffe —
agreement terminated by way of redundancy 26 August 2009

MIKE IWANAGA	NORMAN R BOBINS	ROBERT LEWON	GERALD E MORRIS

BACHELOR OF LIBERAL ARTS NON-INDEPENDENT NON-EXECUTIVE DIRECTOR AGE 68	BS, MBA INDEPENDENT NON-EXECUTIVE DIRECTOR AGE 66	BS INDEPENDENT NON-EXECUTIVE DIRECTOR AGE 66	BA INDEPENDENT NON-EXECUTIVE DIRECTOR AGE 77

ANNUAL REPORT 2009	31

DIRECTORS’ REPORT
The directors of Sims Metal Management Limited (Company) present their report, together with the financial report of the consolidated entity for the financial year ended 30 June 2009 (financial year). The consolidated entity consists of the Company and the entities it controlled at the end of, or during, the financial year (Group).
NAMES AND PARTICULARS OF DIRECTORS
The names of the directors of the Company in office at the date of this report together with their qualifications and experience are set out on pages 30 and 31 of this annual report.
COMPANY SECRETARIES
FRANK MORATTI
B COM, LLB, MBA (EXECUTIVE)
Mr Moratti was appointed to the position of company secretary in 1997. Before joining the Company he held positions of assistant company secretary/legal counsel in a number of publicly listed companies over a period of some 12 years and, prior to that, worked as a solicitor with a major legal practice.
SCOTT MILLER
BS, MS, JD, PE
Mr Miller was appointed to the position of company secretary in 2008. Since joining the Company in 1997, Mr Miller has held positions as legal counsel and manager for environmental affairs for North American operations. Before joining the Company he held positions at an environmental mediation firm, as an attorney with a major legal practice, and as a consulting engineer.
DIRECTORS’ MEETINGS
The following table shows the actual board and committee meetings held during the financial year and the number of meetings attended by each director.

			SAFETY,
		RISK,	HEALTH,
		AUDIT &	ENVIRONMENT	REMUN-	FINANCE &		NOMINATION/
	BOARD OF	COMPLIANCE	& COMMUNITY	ERATION	INVESTMENT	INTEGRATION	GOVERNANCE
	DIRECTORS	COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE

Meetings held	7	7	2	5	2	3	1

P Varello	7	—	—	—	2	3	1
D Dienst	7	—	2	—	2	3	1
N Bobins	6	—	—	—	2	3	—
JM Feeney	7	7	—	5	—	—	1
M Iwanaga	5	—	—	—	—	—	—
R Lewon	7	—	2	—	2	—	—
P Mazoudier	7	7	2	5	—	—	—
G Morris	7	7	—	5	—	—	1
C Renwick	7	—	2	—	1	—	—
J Sutcliffe[1]	7	—	2	—	2	3	—
R Cunningham[2]	4	—	—	—	—	—	—
J DiLacqua[2]	3	2	—	2	—	—	—

1	Mr Sutcliffe’s agreement terminated by way of redundancy on 26 August 2009.

2	Messrs Cunningham and DiLacqua retired on 21 November 2008. Mr Cunningham attended all meetings while he was a director. Mr DiLacqua attended three of four board of directors meetings while he was a director.
DIRECTORS’ INTERESTS
As at the date of this report, the interests of the directors in the shares, options, or performance rights of the Company are set forth below. Shares owned by each director are either in the form of ordinary shares or American Depositary Shares (ADS).

	SHARES	OPTIONS OVER SHARES	PERFORMANCE RIGHTS

P Varello (ADS)	30,825	—	—
D Dienst (ADS)	1,156,872	591,654	61,092
N Bobins (ADS)	54,600	—	—
JM Feeney	26,674	—	—
M Iwanaga	—	—	—
R Lewon (ADS)	—	123,000	—
P Mazoudier	15,201	—	—
G Morris (ADS)	20,000	205,000	—
C Renwick	3,144	—	—

32	SIMS METAL MANAGEMENT

PRINCIPAL ACTIVITIES
The Group operates predominantly in the secondary metal recycling industry. Its core business involves ferrous secondary recycling, which comprises the collection, processing and trading of iron and steel secondary raw material; non ferrous secondary recycling, which comprises the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials; and recycling solutions, which comprise the provision of environmentally responsible solutions to the disposal of post-consumer products. It is also involved in secondary processing, which comprises a value added process involving the melting, refining and ingoting of certain non ferrous metals; the reclamation and reprocessing of plastics; and landfill gas renewable energy.
REVIEW OF OPERATIONS
A review of the operations of the Company during the financial year and the results of those operations are set out in the Chairman’s and Group Chief Executive Officer’s Review on pages 2 to 7 of this annual report.
DIVIDENDS
The board determined a fully franked final dividend of 10 cents per share for the financial year to be paid on 26 October 2009. The interim dividend for the financial year was 28 cents per share fully franked and was paid on 9 April 2009.
SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS
The directors are not aware of any significant change in the state of affairs of the Company during the financial year other than as set out in the Chairman’s and Group Chief Executive Officer’s Review.
SUBSEQUENT EVENTS AFTER THE BALANCE SHEET DATE
On 26 August 2009, Jeremy Sutcliffe’s agreement was terminated by way of redundancy and he ceased to be an executive director of the Company on 26 August 2009. Please refer to Section E — Service Agreements contained in the Remuneration Report.
On 17 August 2009, the Company accepted the resignation of Thomas Bird, Managing Director, UK Metals. Please refer to Section E — Service Agreements contained in the Remuneration Report.
The directors are not aware of any other matter or circumstance that has arisen since the end of the financial year which will significantly affect, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.
LIKELY DEVELOPMENTS
Information as to the likely developments in the operations of the consolidated entity is set out in the Chairman’s and Group Chief Executive Officer’s Review.
ENVIRONMENTAL REGULATION AND GREENHOUSE GAS AND ENERGY DATA REPORTING REQUIREMENTS
The Company has licences and consents in place at each of its operating sites as prescribed by environmental laws and regulations that apply in each respective location. Further information on the consolidated entity’s performance in relation to environmental regulation is set out on pages 8 to 19 of this annual report.
The Company’s Australian operations are subject to the reporting requirements of both the Energy Efficiency Opportunities Act 2006 and the National Greenhouse and Energy Reporting Act 2007 of Australia.
The Energy Efficiency Opportunities Act 2006 requires the Company to assess the energy usage of its Australian operations, including the identification, investigation and evaluation of energy saving opportunities, and to report publicly on the assessments undertaken, including what action the Company intends to take as a result. As required under this Act, the Company has registered with the Department of Resources, Energy and Tourism as a participant entity and submitted its first assessment plan and reporting schedule prior to 31 December 2008. The assessment is available for review on the Company’s website at www.simsmm.com.
The National Greenhouse and Energy Reporting Act 2007 requires the Company to report its annual greenhouse gas emissions and energy use of its Australian operations. The first measurement period for this Act runs from 1 July 2008 until 30 June 2009. The Company has implemented systems and processes for the collection and calculation of the data required to enable it to prepare and submit its initial report to the Greenhouse and Energy Data Officer by 31 October 2009.
INSURANCE AND INDEMNIFICATION OF OFFICERS
During the financial year, the Company had contracts in place insuring all directors and executives of the Company (and/or any subsidiary companies in which it holds greater than 50% of the voting shares), including directors in office at the date of this report and those who served on the board during the year, against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid as such disclosure is prohibited under the terms of the contracts.
SHARE OPTIONS AND RIGHTS
UNISSUED SHARES
As of the date of this report, there were 2,526,095 share options outstanding and 1,105,102 rights outstanding in relation to the Company’s ordinary shares. Refer to Note 24 of the financial report for further details of the options and rights outstanding as at 30 June 2009. Option and right holders do not have any right, by virtue of the option or right, to participate in any share issue of the Company.
SHARES ISSUED AS A RESULT OF THE EXERCISE OF OPTIONS AND VESTING OF RIGHTS
During the financial year, there were no exercises of share options. During the financial year, 257,282 ordinary shares were issued in connection with vesting of rights. Refer to Note 24 of the financial report for further details of shares issued pursuant to share-based awards. Subsequent to the financial year, 48,776 ordinary shares were issued in connection with vesting of rights.
NON-AUDIT SERVICES
The Company may decide to employ its external auditor (PricewaterhouseCoopers) on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the Group are important.
Details of the amounts paid or payable to the auditor for audit and non-audit services provided during the financial year are set out in Note 26 of the financial report.
The board has considered the position and, in accordance with advice received from the Risk, Audit & Compliance Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set forth in Note 26 of the financial report, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

ANNUAL REPORT 2009	33

DIRECTORS’ REPORT
•	All non-audit services have been reviewed by the Risk, Audit & Compliance Committee to ensure they do not impact the impartiality and objectivity of the auditor; and

•	None of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.
A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 102 of this annual report.
ROUNDING OF AMOUNTS
The amounts in this report, where appropriate and unless otherwise stated, have been rounded off to the nearest thousand dollars in accordance with ASIC Class Order 98/100.
REMUNERATION REPORT
REMARKS BY THE CHAIRMAN OF THE REMUNERATION COMMITTEE
Merging two large companies into the largest publicly traded metal recycling business in the world is challenging, especially during a global economic crisis. The Company was faced with the challenge of integrating the executive compensation practices of the two predecessor companies while continuing to attract and retain the best talent in all locations. Throughout this period, the Company continued to demonstrate its commitment to its remuneration philosophy, namely:
•	A remuneration structure designed to attract, motivate, and retain high calibre executives in a competitive global industry.

•	Demanding financial and non-financial performance criteria focused on delivering short-term and long-term value to shareholders.

•	Simplicity and transparency.
Summary of remuneration activity in the financial year:
•	Retention of key executives was critical to the success of the merger between the former Sims Group Limited and Metal Management, Inc. (Merger). Base salaries of executives were reviewed and adjusted as necessary either to address internal equity issues or external benchmarks related to larger roles resulting from the Merger. For the 2010 financial year, no salary increases are anticipated outside of significant promotions or expansion of roles.

•	The Remuneration Committee supported management’s recommendation for an interim “bridge” payment plan for the first half of the financial year, while a new Short Term Incentive (STI) Plan was being designed for the newly merged Sims Metal Management Limited. The “bridge” payment enabled the Company to offer a retention incentive to key executives, and to reward the effort of participants who assisted in the early and smooth integration of the two companies.

•	In the second half of the financial year, it was not possible to establish a return on net assets (RONA) target that was sufficient to justify an STI program. As a result, no STI Plan was adopted and participants received no bonus for the second half of the financial year.

•	The Company made Long Term Incentive (LTI) Plan awards, in the form of Total Shareholder Return (TSR) based Performance Rights (Rights) and continuous service based Share Options (Options) consistent with the awards made to the executive directors and approved by shareholders in November 2008. These awards provide meaningful remuneration based on the Company’s performance, and reflect the importance of retaining its world class management team.

•	Integration bonuses were paid to Messrs Dienst and Sutcliffe in accordance with their service agreements. Integration bonuses were also paid to the two North American co-presidents for their roles in bringing together the two companies and their respective cultures, smoothly and within schedule.

•	The fee structure for non-executive directors (NED) was amended in the financial year to add compensation for committee (other than Nomination/Governance Committee) chairmanship. There was no other increase in the fee structure for non-executive directors, and there is no fee structure increase intended in the 2010 financial year. However, to accommodate one additional NED and to provide for foreign exchange fluctuations in the payment of current fees, an increase in the aggregate non-executive director fee pool will be proposed for adoption in the 2010 financial year.
The Remuneration Committee shares the board’s confidence in the future of the Company, and believes its remuneration and benefits plans and programs play an integral part in ensuring that the Group’s management team is compensated fairly and in alignment with corporate performance and objectives.
INTRODUCTION
The directors of Sims Metal Management Limited present the Remuneration Report for the Company and the Group for the financial year ended 30 June 2009. The information provided in this Remuneration Report has been audited as required by section 308(3C) of the Corporations Act 2001.
This Remuneration Report forms part of the Directors’ Report and is set out under the following principal headings:
A.	THE REMUNERATION COMMITTEE

B.	Principles used to determine the nature and amount of Remuneration

C.	Details of Remuneration

D.	Share-based Remuneration

E.	Service Agreements
A. THE REMUNERATION COMMITTEE
The primary role of the Remuneration Committee (committee) is to support and advise the board on the implementation and maintenance of coherent, fair and responsible remuneration policies which are observed and which enable the Company to attract and retain executives and directors who will create value for shareholders of the Company. The committee’s charter, which is available on the Company’s website at www.simsmm.com, provides further information on the role of the committee.
The committee reviews and makes recommendations to the board on:
•	executive remuneration policies;

•	executives’ remuneration and incentive performance packages;

•	introduction and application of equity-based schemes;

•	overseeing executive directors’ annual performance appraisals;

•	executive succession planning;

•	executive recruitment, retention and termination policies; and

•	non-executive directors’ remuneration framework.
Committee members during the financial year were:
•	Paul Mazoudier — Chairman (from 1 July 2008 to 31 December 2008);

•	Michael Feeney — Chairman (from 1 January 2009 to 30 June 2009);

•	Gerald Morris — Member (from 1 July 2008 to 30 June 2009); and

•	John DiLacqua — Member (from 1 July 2008 to 21 November 2008).

34	SIMS METAL MANAGEMENT

B. PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION
For the Company, key management personnel (KMP) consist of the executive and non-executive directors and other key management personnel who are referred to as “Senior Executives” in this report. These KMP are accountable for planning, directing and controlling the affairs of the Group as defined in Australian Accounting Standards Board (AASB) 124, “Related Party Disclosures”, and include the five highest remunerated executives of the Group and Company as defined in the Corporations Act.
The following persons were directors of the Company during the financial year:

NAME	POSITION

Paul Varello	Independent Non-Executive Chairman (since 1 August 2009)
Paul Mazoudier	Independent Non-Executive Director (Chairman up to 1 August 2009)
Daniel Dienst	Executive Director and Group Chief Executive Officer
Jeremy Sutcliffe	Executive Director (terminated by way of redundancy 26 August 2009)
Norman Bobins	Independent Non-Executive Director
Ross Cunningham	Executive Director (retired 21 November 2008)
John DiLacqua	Independent Non-Executive Director (retired 21 November 2008)
Michael Feeney	Independent Non-Executive Director
Mike Iwanaga	Non-independent Non-Executive Director
Robert Lewon	Independent Non-Executive Director
Gerald Morris	Independent Non-Executive Director
Chris Renwick	Independent Non-Executive Director
The following persons were Senior Executives of the Company during the financial year:

NAME	POSITION

Thomas Bird	Managing Director — United Kingdom Metals (resigned 17 August 2009)
Graham Davy	Chief Executive Officer — European Metals and Sims Recycling Solutions, Global Operations
Robert Kelman	President — Commercial North America
Robert Larry	Group Chief Financial Officer
Darron McGree	Managing Director Australia and New Zealand
Alan Ratner	President — Operations North America
Remuneration of non-executive directors
Remuneration for NEDs reflects the Company’s desire to attract, motivate and retain high quality directors and to ensure their active participation in the Company’s affairs for the purposes of corporate governance, regulatory compliance and other matters. The Company aims to provide a level of remuneration for NEDs taking into account, among other things, fees paid for similar roles in comparable companies, the commitment, risk and responsibility accepted by NEDs, and recognition of their commercial expertise and experience.
NED fees are determined within an aggregate directors’ fee pool limit which is periodically recommended for approval by shareholders. The pool limit is currently A$2,500,000, and was approved at the Annual General Meeting of the Company held on 21 November 2007. As a result of the annual review of NED fees, the committee has recommended that the aggregate fee limit be increased to provide for foreign exchange fluctuation in the payment of current fees to existing NEDs and to enable the appointment of an additional NED during the coming year. An increase in the aggregate fee limit to A$3,000,000 will be proposed for shareholder approval at the Annual General Meeting to be held on 20 November 2009. Should approval for the increase not be given, the proposed payments would be reduced to ensure that aggregate fees paid remain within the existing approved limit.
Remuneration of executive directors and Senior Executives
The committee recognises that the Company operates in a global environment and its performance depends on the quality of its people. The committee’s remuneration policy for executive directors and Senior Executives satisfies the following key criteria for good reward governance practices:
•	executive remuneration packages based on competitive market data, and commensurate with employee duties, responsibilities and accountabilities;

•	structured to attract, motivate and retain high calibre executives;

•	demanding financial and non-financial performance criteria with a focus on delivering long-term value to shareholders;

•	simplicity and transparency; and

•	alignment with shareholders’ interests.
Certain components of remuneration for executive directors and senior executives have been designed to closely reflect the long-term aspirations of the Company’s shareholders by focusing on:
•	sustained growth in shareholder wealth, consisting of dividends and growth in share price; and

•	superior market performance relative to a relevant group of world-wide competitors.
The committee also recognises that remuneration for executive directors and Senior Executives should:
•	reward capability and experience;

•	provide a competitive reward for contribution to growth in shareholder wealth;

•	provide a clear structure for earning rewards; and

•	provide recognition for non-financial contribution in areas key to best business practice, e.g. safety, management development, community relations.

ANNUAL REPORT 2009	35

DIRECTORS’ REPORT
The remuneration of executives is established by the board, based on the recommendation of the committee. The Company also undertakes an annual remuneration review to determine its total remuneration positioning against the market. The reward framework for executive directors and Senior Executives has three components. These remuneration components, and the factors that determine them, are summarised in the table below:

COMPONENT	PROVIDED AS	VARIABLES DETERMINING REWARD

Fixed remuneration	Annual salary and benefits	Set with reference to market data for role, experience and performance

Short-term incentives	Cash	Financial performance targets measured by RONA	Non-financial targets, e.g. safety, succession planning, management development, community relations

Long-term incentives	Equity/Cash	Relative TSR targets and executive retention
(a) Fixed remuneration
Fixed remuneration comprises base salary and benefits. Base salary is determined on an individual basis, considering experience, performance, the size and scope of the individual’s role, the importance of that role to the Company, and the competitiveness of that role in the marketplace.
Benefits programs may include health insurance, life and disability insurance, retirement programs (depending on national government and tax regulations) and car allowances.
Fixed remuneration does not vary over the course of a year due to performance. Remuneration packages (including fixed components of base salaries and benefits) are reviewed annually. The committee examines market-based comparable positions in public surveys and obtains advice from external remuneration consultants where necessary. There are no guaranteed increases to any components of fixed remuneration.
(b) At risk remuneration
At risk remuneration comprises both short-term (annual) and long-term incentives. “At risk” implies an absence of certainty of collection of a particular component of remuneration in the event agreed-upon performance hurdles or employment conditions are not met during the reporting period. The annual incentive and long-term incentive are an integral part of the Company’s approach to competitive performance-based remuneration. These at risk components for the executive directors and Senior Executives are intended to ensure that an appropriate proportion of the remuneration is linked to growth in shareholder value. The remuneration of executive directors and Senior Executives is linked to performance through short- and long-term incentives as follows:
(b)(1)(i) Short Term Incentive Plan
The new STI Plan designed during the financial year (but not adopted for reasons noted in the following section) provides the opportunity for executive directors and Senior Executives to earn an annual cash incentive that is subject to the achievement of targets that are set at the beginning of the financial year. Payments from the STI Plan are determined based on the financial performance of the Group or business unit, and individual performance.
Executive directors and Senior Executives have approximately 80% of their STI determined by Group or business unit financial performance and approximately 20% of their STI determined by individual performance.
Group or business unit performance is based on achievement of RONA targets which have been approved by the committee on the basis that RONA is a key performance driver of the Group. RONA is computed as Profit Before Interest and Taxes (PBIT) divided by Average Controlled Capital Employed (CCE). Due to commercial sensitivity, the specific RONA targets are not disclosed.
Individual performance hurdles are set in several key performance areas, which allow the Group to recognise executive performance with regard to non-financial initiatives which are critical to the success of the business, e.g. safety, succession planning, management development, shareholder relations, community relations.
The STI is expressed as a percentage of fixed remuneration, and determined with reference to market. In the event of outstanding performance by the Company/business unit, an executive director or Senior Executive may earn up to a maximum of two times the target incentive. This is a reduction from three times maximum target used in prior financial years.
(b)(1)(ii) 2009 STI arrangements
As the design and implementation of the new unified remuneration structure was delayed by the complexities of the Merger, management desired to ensure retention of key executives during the integration, as well as reward the extraordinary effort of participants in combining two large companies quickly and smoothly during difficult economic conditions. The committee approved management’s recommendation for a “bridge” payment, in lieu of a formal STI Plan, for performance over the first half of the financial year. The “bridge” plan covered executive directors, Senior Executives and all other employees who received a maximum bonus under the STI Plans of both former companies in the 2008 financial year.
Both Metal Management, Inc. and the former Sims Group Limited paid out maximum STIs to their respective participants in the 2008 financial year. For former Metal Management, Inc. participants, the maximum STI payment was two times target; for former Sims Group Limited participants, the maximum STI payment was three times target.
To calculate the basis of a participant’s potential “bridge” payment, a two times target maximum was applied to his or her fixed remuneration at the start of the financial year; the actual “bridge” payment, being only for a six-month period, was capped at 50% of the calculated amount.
Payments to participants under the “bridge” plan are scheduled to be made in September 2009. To be eligible to receive an award, a participant had to be in good standing and in the employ of the Company on 30 June 2009.
By the beginning of the second half of the financial year, it was apparent that there was no reasonable RONA target that would support an STI Plan payout for the balance of the financial year. Therefore, there was no STI Plan established for the second half of the financial year, and no further STI payments beyond the “bridge” payment described above were made to executive directors and Senior Executives.

36	SIMS METAL MANAGEMENT

Although the 2009 financial year was challenging from the viewpoints of both Merger integration and the economic environment, the committee believes the overall STI Plan design is sound, and plans to continue with the design structure described above into the 2010 financial year and beyond.
(b)(1)(iii) Integration bonuses
The service contracts between the Company and each of Messrs Dienst and Sutcliffe included the provision for payment of a one-off integration bonus of up to US$1 million to each of them, payable upon the completion of the transition activities consequent to the Merger. The integration bonuses were originally anticipated to be paid in August 2009, upon the successful completion of integration objectives established by the Integration Committee of the board of directors. The Integration Committee determined that the integration objectives were completed successfully and ahead of schedule and, as a result, the board approved early payment of the maximum integration bonus to each of Messrs Dienst and Sutcliffe on 1 April 2009.
The focus of the integration efforts was in North America, where both the former Sims Group Limited and Metal Management, Inc. had important business operations. Key to the success of the integration were the efforts of the co-presidents of North America, Messrs Kelman and Ratner. In recognition of their contributions, the board approved a one-off integration bonus, consisting of US$500,000 cash and US$250,000 in ADSs each to Messrs Kelman and Ratner. The payments were made in December 2008.
(b)(2) long-term incentives
Long-term incentives are the principal means of delivering equity awards to executive directors and Senior Executives. Long-term incentives create a direct link between the value created for shareholders, and the reward earned by executive directors and Senior Executives. In addition, they assist in retention of the executive directors and Senior Executives and provide a mechanism for them to increase their holding of shares, ensuring better alignment with shareholders’ interests.
During the financial year, the committee made a conscious effort to keep its executive directors, Senior Executives and other senior staff focused on the growth opportunities presented by the newly merged Sims Metal Management Limited. One aspect of this effort was to maintain the Company’s commitment to the 2009 LTI Plan even in difficult economic times. Employee retention and the pursuit of excellent business performance are recognised in the LTI Plan.
Grants under the 2009 LTI Plan were in the form of Rights and Options. A Right is a contractual right to acquire an ordinary share for nil consideration. An Option is a contract that gives the holder the right, but not the obligation, to acquire an ordinary share at a fixed price over a specified period of time. Holders of Rights or Options are not entitled to dividends over the term of the relevant vesting period (and in the case of Options, until exercised). US participants may have their Rights and Options settled in ADSs.
Awards to executive directors and Senior Executives under the 2009 LTI Plan are divided into two parts. The first part of the award consists of Rights, with vesting dependent on meeting a competitive relative TSR hurdle. The second part of the award consists of Options, which require continuous service in order to vest, and require a higher share price than the exercise price in order to generate value (and hence have an inherent performance hurdle). While it is common practice in Australia for Rights to be issued subject to a relative TSR hurdle, Options are, in the US, more commonly issued based on a continuous service vesting condition only. The board believes that this structure provides an appropriate balance in terms of ensuring that reward for executive directors and Senior Executives are competitive and reflect market practice in both Australia and the US.
The remuneration value of the Options and Rights is determined by an external valuation consultant using a selected option valuation method, for example the Black-Scholes methodology to produce a Monte Carlo simulation in respect of the Rights, and the Binomial model in respect of the Options.
The two-part LTI structure is designed to focus on two key aspects of future performance. First, Rights recognise shareholder return performance relative to companies within the Company’s industry as measured by TSR. Second, Options reflect creation of absolute shareholder value, as recognised by growth in the Company’s share price.
Rights
In order for Rights to vest, the Company’s TSR must be at the 51st percentile or higher against a comparator group of companies. Performance is measured with reference to the ASX share performance, during a three-year period, starting at the beginning of the financial year of the award. The initial performance period is the three-year period from 1 July 2008 through 30 June 2011. A three-year vesting period reflects common Australian practice for LTI awards.
Given the cyclical nature of the metal recycling industry, if performance hurdles are not met in full, performance will be re-tested. The Company believes that re-testing is necessary given the volatile nature of the commodity markets and their effect on earnings in the metal recycling industry. In addition, the Company believes that this practice continues to align executive remuneration with shareholders as performance is tested over the entire extended performance period as outlined below. Accordingly, executives are only rewarded when shareholders are similarly rewarded.
•	If any Rights remain unvested at the end of year three, they will be re-tested over the four-year performance period concluding at the end of year four.

•	If any Rights remain unvested at the end of year-four, they will be re-tested over the five-year performance period concluding at the end of year five.

•	Any unvested Rights outstanding after the final re-test will immediately lapse.

ANNUAL REPORT 2009	37

DIRECTORS’ REPORT
The vesting schedule for those Rights measured against relative TSR is set out below:

TSR GROWTH RELATIVE TO THE COMPARATOR GROUP	PROPORTION OF TSR GRANT VESTING
Less than 51st percentile	0%
51st percentile	50%
51st percentile to 75th percentile	Pro-rata straight-line
75th percentile or higher	100%
Comparator group
There was considerable change in the comparator group for the 2009 LTI Plan. There were two principal reasons for the change. First, the Merger created a Company that was significantly more global in scope than its predecessors, with particular focus in North America. Second, the Merger created a sizable company in the commodities metals market and the largest listed metal recycling company in the world. As a result, the comparator group shifted towards international and North American companies, and includes companies of a size that face the same challenges of scale and volatility in the commodities metals markets.
These are the companies selected to comprise the comparator group against which the Company will determine its relative TSR performance:
COMPANY NAME
AK Steel*
Allegheny Technologies*
ArcelorMittal*
BlueScope Steel
Commercial Metals
Gerdau Ameristeel*
Mueller Industries*
Nucor*
OneSteel
Posco*
Reliance Steel*
Schnitzer Steel
Steel Dynamics*
The Timken Company*
Tokyo Steel*
U.S. Steel*
Worthington Industries*

*	Added to comparator group for the 2009 LTI Plan.
As a result of the divergence of geographic focus, size, and level of concentration in the commodities metals markets mentioned above, the following companies (previously considered suitable comparators) were not included in the 2009 comparator group:
COMPANY NAME
Adelaide Brighton Limited
BHP Billiton Limited
Boral Limited
Brickworks Limited
Capral Aluminium Limited
Clough Limited
Crane Group Limited
CSB Limited
GUD Holdings Limited
Gunns Limited
Hills Industries Limited
James Hardie Industries N.V.
Leighton Holdings Limited
Pacifica Group Limited
Reece Australia Limited
Rio Tinto Limited
Waste Management, Inc
Transpacific Industries
United Group Limited
Wattyl Limited
Wesfarmers Limited
Suez
Veolia Environnement
Nufarm Limited
Options
In order for Options to have value, the Company’s share price must increase above the exercise price. This aligns the award to absolute growth in shareholder wealth. The exercise price of Options is set at time of grant, and is equal to the volume weighted average price for the five days preceding the grant date. For US executives, Option awards are not Incentive Stock Options for the purposes of section 422 of the United States Internal Revenue Code.
Options granted to Senior Executives and executive directors in the financial year vest in three equal instalments over approximately three years. This vesting schedule reflects common US practice. Each instalment vests following the date the Company announces its annual financial results to the ASX for its 2009, 2010 and 2011 financial years. Options expire seven years after the date of grant.
The board approved and granted LTI awards for executive directors in November 2008 and for other KMP in April 2009. In order to maintain the annual vesting schedule of executive retention awards, these share option awards continue to observe the vesting schedule above, even though awarded later than usual in the financial year. It is expected that, following the transition activities of the financial year, future financial years’ awards, if any, will revert to the more usual annual schedule.
Share Dealing Policy
The trading by executive directors and Senior Executives of securities issued pursuant to the Company’s LTI Plans is subject to and conditional upon compliance with the terms of the Company’s policy titled “Dealings in Sims Metal Management Limited Securities”. A copy of the Policy is available on the Company’s website at www.simsmm.com.

38	SIMS METAL MANAGEMENT

Relationship between Company performance and remuneration
The board believes that, notwithstanding the impact of the more difficult external environment in the financial year, the operational and financial performance of the Company over the last five years has been strong relative to industry benchmarks. The board is of the view that the financial rewards provided to executives are consistent with the Company’s performance.
The Company’s performance over the last five years is summarised in the table below:

	2009	2008	2007	2006	2005
Total revenue (A$’000)	8,641,010	7,670,536	5,550,897	3,754,509	2,565,603
(Loss)/Profit after tax (A$’000)	(150,295)	440,098	239,938	184,929	196,010
Diluted EPS (cents)	(82.9)	307.9	191.0	163.4	215.0
Total dividends (cents)	38.0	130.0	120.0	105.0	160.0
Share price at 30 June A$	26.51	41.69	26.50	20.00	14.84
The TSR graph below compares the Company’s TSR against the comparator group (as referenced above) for the 2009 LTI Plan. TSR is the return to shareholders provided by share price appreciation plus dividends (which are assumed to be reinvested in the Company’s shares) expressed as a percentage of the share price at the beginning of the measurement period, adjusted where appropriate for bonus issues, capital consolidation or equivalents. From 1 July 2004 to 30 June 2009, the Company’s cumulative TSR return was 211%. This was significantly above the comparator group as shown in the graph below.
C. DETAILS OF REMUNERATION
Remuneration of non-executive directors
NEDs receive an annual fee, paid monthly or quarterly, for their services. The committee has recommended no increase for individual NED fees for the 2010 financial year. NED fees are made up of a base fee and fees (as applicable) for chairmanship of boards and board committees as outlined in the table below.

NED FEES IN A$ (EFFECTIVE 1 JULY 2008)
Base fee (Chairman)	433,200
Base fee (Non-executive director)	195,600
Chairman Risk, Audit & Compliance Committee	60,000
Chairman Safety, Health, Environment & Community Committee	30,000
Chairman Remuneration Committee	30,000
Chairman Finance & Investment Committee	30,000
Chairman Nomination/Governance Committee	—
Chairman Integration Committee (dissolved on 31 May 2009)	30,000
No fees are payable in respect of membership of other board committees. NEDs may participate in the Sims Metal Management Deferred Tax Director and Employee Share Plan (NED Plan). Under the NED Plan, a NED agrees to contribute a nominated percentage of the annual fees he receives from the Company to fund the acquisition of shares in the Company by the NED Plan trustee.
NEDs are not currently covered by any contract of employment and therefore have no contract duration, notice period for termination or entitlement to termination payments. NEDs do not participate in any incentive (cash or equity-based) arrangements. NEDs also receive reimbursement for reasonable travel, accommodation and other expenses incurred in travelling to or from meetings of the board or when otherwise engaged in the business of the Company in accordance with board policy.
The Company’s NEDs’ Retirement Allowance Scheme was discontinued effective 30 June 2006. The accrued amounts in respect of the remaining NEDs who had participated (Messrs Mazoudier and Feeney) were frozen and have been indexed at 5% per annum until payment. For Australian resident NEDs, the Company withholds 9% of their fees and contributes on behalf of each such NED to a complying superannuation fund, as required by legislation.

ANNUAL REPORT 2009	39

DIRECTORS’ REPORT
Details of the fees paid to NEDs are set out below. Fees for the financial year that were paid in US dollars were converted at a rate of A$1 to US$.9626 and fees paid in Japanese yen were converted at a rate of A$1 to ¥101.04, both being the exchange rates set by the board in July 2008. For NEDs who receive payments in foreign currencies, the tables below reflect the Australian dollar equivalent of the fees paid to each such NED based on the exchange rate at the date of payment.

			SHORT-TERM	POST-EMPLOYMENT		SHARE-BASED
			BENEFITS	BENEFITS		PAYMENTS
			CASH	SUPERANNUATION	RETIREMENT	NED SHARE
(A$)	LOCATION	YEAR	FEES[4]	BENEFITS	BENEFITS	PLAN	TOTAL
P Varello[1]	USA	2009	284,897	—	—	—	284,897
		2008	170,610	—	—	—	170,610
N Bobins[1]	USA	2009	284,897	—	—	—	284,897
		2008	51,435	—	—	—	51,435
J DiLacqua[1,2]	USA	2009	87,768	—	—	—	87,768
		2008	43,744	—	—	—	43,744
M Feeney	Australia	2009	173,504	17,389	21,096	19,708	231,697
		2008	148,578	14,087	20,091	7,945	190,701
M Iwanaga[3]	Japan	2009	293,526	—	—	—	293,526
		2008	170,610	—	—	—	170,610
R Lewon[1]	USA	2009	247,013	—	—	—	247,013
		2008	43,744	—	—	—	43,744
P Mazoudier	Australia	2009	397,432	35,769	45,636	—	478,837
		2008	361,284	32,516	43,463	—	437,263
G Morris[1]	USA	2009	322,782	—	—	—	322,782
		2008	59,127	—	—	—	59,127
C Renwick	Australia	2009	167,351	18,628	—	39,622	225,601
		2008	115,052	14,846	—	49,899	179,797
G Brunsdon[5]	Australia	2009	—	—	—	—	—
		2008	65,218	5,870	6,341	—	77,429
B Every[5]	Australia	2009	—	—	—	—	—
		2008	65,218	5,870	—	—	71,088

Total		2009	2,259,170	71,786	66,732	59,330	2,457,018
		2008	1,294,620	73,189	69,895	57,844	1,495,548

1	Messrs Bobins, DiLacqua, Lewon and Morris were appointed to the board on 14 March 2008 upon the completion of the MMI Merger. They, along with Mr Varello, are residents of the United States and receive their payments in US dollars.

2	Mr DiLacqua retired from the board on 21 November 2008.

3	Mr Iwanaga is a resident of Japan and receives his payments in Japanese yen.

4	Figure shown is after fee sacrifice to either superannuation and/or NED Share Plan.

5	Messrs Brunsdon and Every retired from the board on 21 November 2007.

40	SIMS METAL MANAGEMENT

Remuneration detail for executive directors and Senior Executives
Certain executive directors and Senior Executives (as disclosed below) are not residents of Australia. Their respective remuneration paid in foreign currency has been converted to Australian dollars at an average exchange rate for the year. Both the amount of any remuneration and any movement in comparison to the prior year may be influenced by changes in the respective currency exchange rates.

						POST-
						EMPLOYMENT
			SHORT-TERM BENEFITS			BENEFITS
						PENSION &	OTHER
			CASH		OTHER	SUPER-	LONG-TERM	TERMIN-	SHARE-BASED
(A$)	LOCATION	YEAR	SALARY[1]	CASH BONUS[2]	BENEFITS[3]	ANNUATION	BENEFITS[4]	ATION BENEFITS	PAYMENTS[5]	TOTAL

Executive directors
D Dienst[6]	USA	2009	1,328,038	2,665,438	195,796	—	15,915	—	1,357,334	5,562,521
		2008	285,926	—	38,308	—	—	—	185,622	509,856
J Sutcliffe[7]	Australia	2009	1,347,284	2,630,160	144,071	219,798	43,554	—	(613,272)	3,771,595
		2008	1,335,909	3,317,027	52,336	192,291	38,043	—	3,439,455	8,375,060
R Cunningham[8]	Australia	2009	255,915	192,545	2,809	51,550	26,437	3,130,316	364,243	4,023,815
		2008	660,300	1,316,700	1,000	108,947	28,481	—	1,133,336	3,248,764
Senior Executives
T Bird[6,10]	UK	2009	451,112	272,664	41,441	42,631	28,229	—	476,240	1,312,317
		2008	439,136	795,918	42,601	52,167	169,373	—	610,735	2,109,930
G Davy[6]	UK	2009	584,198	440,969	41,441	42,631	—	—	765,199	1,874,438
		2008	558,597	1,271,739	42,601	52,167	—	—	1,031,943	2,957,047
R Kelman[6,9]	USA	2009	835,875	1,221,782	43,031	15,373	—	—	682,840	2,798,901
		2008	684,593	1,295,107	27,649	19,344	—	—	318,478	2,345,171
R Larry[6]	USA	2009	835,875	417,938	50,068	—	15,915	—	398,833	1,718,629
		2008	208,875	—	3,874	—	—	—	—	212,749
D McGree	Australia	2009	536,651	315,870	17,513	105,772	20,379	—	578,093	1,574,278
		2008	535,178	843,000	1,000	89,350	26,250	—	775,930	2,270,708
A Ratner[6,9]	USA	2009	835,875	1,434,696	36,683	—	15,915	—	1,098,471	3,421,640
		2008	128,751	—	—	—	—	—	127,871	256,622

Total		2009	7,010,823	9,592,062	572,853	477,755	166,344	3,130,316	5,107,981	26,058,134
		2008	4,837,265	8,839,491	209,369	514,266	262,147	—	7,623,370	22,285,908

1	Cash salary includes amounts sacrificed in lieu of other benefits at the discretion of the individual.

2	No STI Plan was adopted for the 2009 year. Cash bonus amount for 2009 reflects the amount accrued for the “bridge” bonus for all executives and the integration bonuses paid to Messrs Dienst, Sutcliffe, Kelman and Ratner.

3	Other short-term benefits include auto allowances, health and life insurance benefits, and amounts accrued for annual leave during the period. The amount for Mr Dienst also includes payments for personal security.

4	Other long-term benefits include amounts accrued for cash-based long-term incentive plans, long-service leave and deferred compensation plans.

5	Share-based payments represent the accounting expense (as computed pursuant to AASB 2, “Share-based Payments”) recognised by the Company for share-based awards. Certain share-based awards made in the 2007 and 2008 financial years only vest upon satisfaction of non-market based performance hurdles. These performance hurdles are not expected to be achieved and therefore previously recognised share-based payments have been reversed in the 2009 financial year and results in a reduction in total 2009 remuneration for the impacted individuals, consistent with the accounting policy outlined in Note 1(x)(iv) of the financial report.

6	Messrs Dienst, Larry and Ratner were appointed on 14 March 2008 upon the completion of the MMI Merger. They, along with Mr Kelman, are residents of the United States and receive their cash payments in US dollars. Messrs Bird and Davy are residents of the United Kingdom and receive their cash payments in pounds sterling.

7	Mr Sutcliffe’s agreement was terminated by way of redundancy on 26 August 2009. Please refer to Section E — Service Agreements for further information on termination benefits due to Mr Sutcliffe.

8	Mr Cunningham retired on 21 November 2008. Termination benefits represent payments for severance, but do not include payments for unused leave as these accruals were previously disclosed as remuneration. In addition, share-based payments for Mr Cunningham in 2009 represent the acceleration of expense for awards which have not yet vested, but contain “good-leaver” provisions.

9	Share-based payments for Messrs Kelman and Ratner in 2009 include the value of 30,048 shares of ADSs each that they received as part of their integration bonus.

10	The Company accepted the resignation of Mr Bird on 17 August 2009. Under the terms of his resignation, Mr Bird forfeited any entitlement to an STI “bridge” bonus payment and unvested LTI awards.

ANNUAL REPORT 2009	41

DIRECTORS’ REPORT
Analysis of bonuses included in remuneration
All of the executive KMP, excluding Messrs Bird and Cunningham, received 50% of the maximum cash bonus, with 50% lapsing. The cash bonus that vested in the financial year represents the “bridge” payment that was authorised to be paid to the participants. The maximum cash bonus that lapsed in the financial year reflects the cash bonus that would have been available had previous STI Plans, capped at two times target payout, been in effect for the entire financial year. No STI payout was authorised for the second half of the financial year beyond the “bridge” payment. The above percentages exclude the integration bonuses as these were special one-off payments.
Mr Bird resigned effective 17 August 2009. Under the terms of his resignation, he forfeited any entitlement to an STI “bridge” bonus. Therefore, 100% of his maximum available cash bonus lapsed.
Mr Cunningham was eligible only for the “bridge” payment, since he retired on 21 November 2008. He received 100% of the maximum cash payment to which he was entitled, pro rata to his retirement date.
Fixed and At Risk remuneration for the financial year
The table below sets out, for both the executive directors and Senior Executives, the percentage of their financial year annual remuneration which is At Risk versus Fixed, and the percentage of the value of their remuneration that consists of Options and Rights.

			REMUNERATION	REMUNERATION
	FIXED REMUNERATION	AT RISK REMUNERATION	CONSISTING OF RIGHTS	CONSISTING OF OPTIONS
	%	%	%	%

Executive directors
D Dienst	28	72	3	22
J Sutcliffe[1]	47	53	—	5
R Cunningham[2]	86	14	9	—
Senior Executives
T Bird[3]	41	59	32	5
G Davy	36	64	37	4
R Kelman	32	68	19	5
R Larry	52	48	12	11
D McGree	43	57	32	5
A Ratner	26	74	28	4

1	Mr Sutcliffe’s agreement was terminated by way of redundancy on 26 August 2009.

2	Mr Cunningham retired from the board on 21 November 2008.

3	The Company accepted Mr Bird’s resignation on 17 August 2009. Under the terms of his resignation, he forfeited any entitlement to an STI “bridge” bonus payment and unvested LTI awards.
D. SHARE-BASED REMUNERATION
Options provided as compensation
Details of Options affecting remuneration of executive directors and Senior Executives in the previous, this or future reporting periods are as follows. There were no Options granted as compensation in the 2008 financial year. No Options vested, were exercised or lapsed in either the 2008 or 2009 financial years. No Options will vest if the conditions are not satisfied hence the minimum value of unvested awards is nil. The maximum value of the unvested awards has been determined as the amount of the grant date fair value that is yet to be expensed.

							MAXIMUM
							TOTAL VALUE
			EXERCISE	FAIR VALUE	DATE NEXT		OF UNVESTED
	GRANT	NUMBER	PRICE	AT GRANT DATE	TRANCHE CAN	EXPIRY	GRANT
NAME	DATE	GRANTED	$	$	BE EXERCISED	DATE	$

Ordinary shares (A$)
J Sutcliffe[1]	24 Nov 08	135,435	13.11	2.78-3.35	31 Aug 09	24 Nov 15	240,642
T Bird[2]	2 Apr 09	39,347	17.79	5.12-6.43	31 Aug 09	2 Apr 16	166,415
G Davy	2 Apr 09	48,950	17.79	5.12-6.43	31 Aug 09	2 Apr 16	207,030
D McGree	2 Apr 09	47,534	17.79	5.12-6.43	31 Aug 09	2 Apr 16	201,041

ADS (US$)
D Dienst	24 Nov 08	181,654	8.39	2.33-2.82	31 Aug 09	24 Nov 15	272,059
R Kelman	2 Apr 09	87,664	12.19	4.11-5.25	31 Aug 09	2 Apr 16	301,815
R Larry	2 Apr 09	109,580	12.19	4.11-5.25	31 Aug 09	2 Apr 16	377,269
A Ratner	2 Apr 09	87,664	12.19	4.11-5.25	31 Aug 09	2 Apr 16	301,815

1	Mr Sutcliffe’s agreement was terminated by way of redundancy on 26 August 2009. Please refer to Section E — Service Agreements for further information relating to “good-leaver” provisions in Mr Sutcliffe’s share grants.

2	The Company accepted Mr Bird’s resignation on 17 August 2009. As a result, the above award was forfeited by Mr Bird.

42	SIMS METAL MANAGEMENT

Rights provided as compensation
Details of Rights affecting remuneration of executive directors and Senior Executives in the previous, this or future reporting periods are as follows. For each grant of Rights, the percentage of the available grant that was vested in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria are set out below. No Rights will vest if the conditions are not satisfied, hence the minimum value of Rights yet to vest is nil. The maximum value of the Rights yet to vest has been determined as the amount of the grant date fair value that is yet to be expensed.

								MAXIMUM
			FAIR					TOTAL VALUE
			VALUE AT			DATE NEXT		OF UNVESTED
	GRANT	NUMBER	GRANT DATE	VESTED	FORFEITED	TRANCHE	EXPIRY	GRANT
NAME	DATE	GRANTED	$	%	%	VESTS	DATE	$

Ordinary shares (A$)
J Sutcliffe[1]	6 Oct 05	23,983	14.08	100	—	—	—	—
	6 Oct 05	23,982	13.32	—	—	31 Oct 09	31 Oct 09	—
	6 Oct 05	23,982	12.61	—	—	31 0ct 10	31 Oct 10	—
	25 Sep 07	58,594	31.62	100	—	—	—	—
	25 Sep 07	62,230	29.78	—	—	31 Aug 09	31 Aug 09	—
	25 Sep 07	59,492	28.04	—	—	31Aug 10	31 Aug 12	—
	25 Sep 07	44,218	24.03	—	—	31 Aug 10	31 Aug 12	354,039
	24 Nov 08	44,440	9.04	—	—	31 Aug 11	31 Aug 13	274,873
R Cunningham[2]	18 Nov 05	14,989	14.41	100	—	—	—	—
	25 Sep 07	17,444	31.62	100	—	—	—	—
	25 Sep 07	18,527	29.78	—	—	31 Aug 09	31 Aug 09	—
	25 Sep 07	17,712	28.04	—	—	31 Aug 10	31 Aug 10	—
	25 Sep 07	13,164	24.03	—	—	31 Aug 10	31 Aug 10	—
T Bird[3]	17 Sep 07	21,044	27.28	—	—	30 Apr 10	30 Apr 10	179,381
	25 Sep 07	6,732	31.62	100	—	—	—	—
	25 Sep 07	7,150	29.78	—	—	31 Aug 09	31 Aug 09	—
	25 Sep 07	11,392	28.04	—	—	31 Aug 10	31 Aug 12	—
	25 Sep 07	8,467	24.03	—	—	31 Aug 10	31 Aug 12	67,792
	2 Apr 09	14,720	15.46	—	—	31 Aug 11	31 Aug 13	155,707
G Davy	1 Jul 07	44,803	22.26	—	—	30 Apr 10	30 Apr 10	293,274
	25 Sep 07	12,903	31.62	100	—	—	—	—
	25 Sep 07	13,703	29.78	—	—	31 Aug 09	31 Aug 09	—
	25 Sep 07	13,100	28.04	—	—	31 Aug 10	31 Aug 12	—
	25 Sep 07	9,737	24.03	—	—	31 Aug 10	31 Aug 12	77,681
	2 Apr 09	18,312	15.46	—	—	31 Aug 11	31 Aug 13	193,702
D McGree	17 Sep 07	21,044	27.28	—	—	30 Apr 10	30 Apr 10	179,381
	25 Sep 07	11,924	31.62	100	—	—	—	—
	25 Sep 07	12,664	29.78	—	—	31 Aug 09	31 Aug 09	—
	25 Sep 07	12,107	28.04	—	—	31 Aug 10	31 Aug 12	—
	25 Sep 07	8,998	24.03	—	—	31 Aug 10	31 Aug 12	72,044
	2 Apr 09	16,313	15.46	—	—	31 Aug 11	31 Aug 13	172,557
ADS(US$)
D Dienst	24 Nov 08	61,092	5.70	—	—	31 Aug 11	31 Aug 13	238,259
R Kelman	1 Nov 05	14,931	10.84	100	—	—	—	—
	1 Nov 05	14,932	10.26	—	—	1 Jul 09	1 Jul 09	—
	25 Sep 07	14,137	24.33	—	—	31 Aug 10	31 Aug 12	—
	25 Sep 07	10,507	20.84	—	—	31 Aug 10	31 Aug 12	204,780
	2 Apr 09	38,580	10.32	—	—	31 Aug 11	31 Aug 13	272,415
R Larry	2 Apr 09	48,225	10.32	—	—	31 Aug 11	31 Aug 13	340,519
A Ratner	14 Mar 08	25,625	25.27	33	—	14 Mar 10	14 Mar 11	199,367
	2 Apr 09	38,580	10.32	—	—	31 Aug 11	31 Aug 13	272,415

1	Mr Sutcliffe’s agreement way terminated by way of redundancy on 26 August 2009. Please refer to Section E — Service Agreements for further information relating to “good-leaver” provisions in Mr Sutcliffe’s share grants.

2.	Mr Cunningham retired from the board on 21 November 2008. All unvested Rights will continue to vest as a result of good-leaver provisions in the applicable grant agreements. As a result, share-based payment expense has been recognised for all awards scheduled to vest.

3	The Company accepted Mr Bird’s resignation on 17 August 2009. As a result, all unvested Rights were forfeited by Mr Bird.

ANNUAL REPORT 2009	43

DIRECTORS’ REPORT
Basis of valuation of equity-based awards
The fair values of Options and Rights in the tables above have been calculated, by Mercer, our external valuation consultant, at their grant dates using either a Black-Scholes, Binomial or Monte Carlo simulation option pricing model as appropriate for the relevant design. See Note 24 of the financial report for assumptions used in determining the fair value.
E. SERVICE AGREEMENTS
D Dienst, Group Chief Executive Officer
•	Term of employment — through 30 June 2012. May be extended thereafter on an annual basis provided that the Company may terminate Mr Dienst’s employment at any time for Cause.

•	Based on performance against specified targets set by the Integration Committee, Mr Dienst was entitled to receive a cash bonus of up to US$1 million on 1 August 2009. Due to early completion of the transition targets, the board of directors, on the recommendation of the Remuneration Committee, awarded the maximum bonus to Mr Dienst on 1 April 2009.

•	Prior to the Merger with the Company, the MMI board amended certain grants of restricted stock pursuant to Mr Dienst’s previous employment contract with MMI which caused vesting of such restricted stock upon a change of control. The new employment contract with the Company requires that Mr Dienst pays back up to US$3 million (clawback amount), reducing over a four-year period, should he resign or terminate his agreement other than for good reason, as defined by the agreement. The amortisation of the clawback amount for the 2009 financial year was A$944,071 and has been included as part of Mr Dienst’s remuneration under the heading “Share-Based Payments” in the remuneration table. As at 30 June 2009, the remaining clawback amount is US$2,022,733.

•	If Mr Dienst is terminated involuntarily other than for Cause, then the Company will continue to pay Mr Dienst his base salary and target bonus for 24 months following termination. All unvested share options, share grants, and LTI awards vest upon involuntary termination.
J Sutcliffe, executive director
•	Agreement was terminated by way of redundancy on 26 August 2009.

•	A lump sum redundancy payment of A$1,551,000, comprising his notice period.

•	Salary for three-month period of A$337,000.

•	Pro-rated STI payment for the 2010 financial year of A$387,000.

•	Cash settlement of A$1,273,000 for performance rights scheduled to vest on 31 August 2009.

•	Payment of A$700,000 for performance rights scheduled to vest on 31 October 2010, pursuant to employment contract amendment in September 2007.

•	All other outstanding equity awards are retained as a result of “good-leaver” provisions which will result in the Company recognising an accelerated share-based payment expense of A$870,000 in the 2010 financial year.

•	Statutory entitlements under long-service leave and annual leave, and entitlement to defined benefit plans, as if employment continued through 31 October 2009 and 31 October 2010, respectively.

•	Based on performance against specified targets set by the Integration Committee, Mr Sutcliffe was entitled to receive a cash bonus of up to US$1 million on 1 August 2009. Due to early completion of the transition targets, the board of directors, on the recommendation of the Remuneration Committee, awarded the maximum bonus to Mr Sutcliffe on 1 April 2009.
R Cunningham, executive director
•	Agreement was terminated by way of redundancy on 21 November 2008.

•	Lump sum redundancy payment of A$3,130,316.

•	Outstanding equity awards are retained as a result of “good-leaver” provisions.
T Bird, Managing Director
United Kingdom Metals
•	The Company accepted the resignation of Mr Bird on 17 August 2009.

•	Under the terms of the Company’s LTI Plans, equity awards that were unvested at the time of his resignation were forfeited by Mr Bird.

•	Under the terms of his resignation, Mr Bird also forfeited any entitlement to his STI “bridge” bonus.
G Davy, Chief Executive Officer,
European Metals & Sims Recycling
Solutions Global Operations
•	Term of agreement — two years commencing 1 October 2006, renewing automatically until termination.

•	Neither the Company nor Mr Davy may terminate the agreement during the term provided that the Company may terminate Mr Davy’s employment at any time for Cause without payment.

•	The Company must provide 12 months’ prior written notice or payment in lieu of notice to terminate the agreement after the expiry of the term. After the completion of the term, Mr Davy is required to provide three months’ prior written notice to terminate the agreement.

•	Remuneration is reviewed annually by the Remuneration Committee.

•	In recognition of Mr Davy’s contribution to the growth of the Company and the Company’s desire to retain his services, a grant of Rights in respect of Sims Metal Management shares was provided to Mr Davy on 1 July 2007, which will vest in full on 30 April 2010, if he remains in the employ of the Company. The Rights will immediately vest in full in the event of a change of control in the Company, under which a party acquires more than 50% of the issued share capital of the Company.

•	In the event of redundancy, Mr Davy is entitled to the greater of 12 months’ notice or payment in lieu, or a benefit calculated by reference to the Sims Metal Management Redundancy Policy up to a maximum of 18 months’ remuneration depending upon years of service.
R Kelman, President,
Commercial North America
•	Term of agreement — 1 November 2005 through 30 June 2010. Automatic renewal for consecutive one year periods. Either party must provide at least three months’ written notice of their intention to terminate the agreement on the next expiration date.

•	Remuneration is reviewed annually by the Remuneration Committee.

•	If terminated by the Company other than Cause, Mr Kelman will receive an amount equal to the greater of his base salary for the period equal to the remainder of the term or 12 months.

44	SIMS METAL MANAGEMENT

R Larry, Group Chief Financial Officer
•	Term of employment — through 30 June 2012.

•	If Mr Larry’s employment is terminated within 12 months of a result of change in control, he will receive an amount equal to two times his base salary, and all unvested share awards will vest.

•	If Mr Larry’s employment is terminated involuntarily other than for Cause, he will receive 12 months of base salary.
D McGree, Managing Director, Australia and New Zealand
•	Term of agreement of two years commencing 1 October 2006, renewing automatically until termination.

•	Neither the Company nor Mr McGree may terminate the agreement during the term, provided that the Company may terminate Mr McGree’s employment at any time for Cause.

•	The Company must provide 12 months’ prior written notice or payment in lieu of notice to terminate the agreement, after the expiry of the term. After the completion of the term, Mr McGree is required to provide three months’ prior written notice to terminate the agreement.

•	Remuneration is reviewed annually by the Remuneration Committee.

•	In recognition of Mr McGree’s contribution to the growth of the Company and the Company’s desire to retain his services, a grant of Rights in respect of Sims Metal Management shares was provided to Mr McGree on 17 September 2007, which will vest on 30 April, 2010, if he remains in the employ of the Company. The Rights will immediately vest in full in the event of a change of control in the Company, under which a party acquires more than 50% of the issued share capital of the Company.

•	Mr McGree is also entitled to a payment equivalent to six months total annual remuneration if he remains in the employ of the employer six months after a takeover of the Company (or if he is terminated within six months of such a takeover).

•	In the event of redundancy, he is entitled to the greater of 12 months’ notice or payment in lieu, or a benefit calculated by reference to the Sims Metal Management Redundancy Policy up to a maximum of 18 months’ remuneration depending upon years of service.
A Ratner, President, Operations North America
•	Mr Ratner does not have a service agreement. No notice of termination is required to be given by either party.
This report is made in accordance with a resolution of the board of directors and is signed for and on behalf of the board of directors.

P J Varello	D W Dienst
Chairman	Group Chief Executive Officer

Houston	New York
27 August 2009	27 August 2009

ANNUAL REPORT 2009	45

INCOME STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009

		CONSOLIDATED			PARENT
		2009	2008	2007	2009	2008
	NOTE	A$’000	A$’000	A$’000	A$’000	A$’000

Revenue	4	8,641,010	7,670,536	5,550,897	232,557	171,678
Other income	5	33,737	55,667	8,978	—	—
Raw materials used and changes in inventories	9	(6,272,623)	(5,324,584)	(3,847,254)	—	—
Freight expense		(919,310)	(778,668)	(540,178)	—	—
Employee benefits expense		(592,380)	(404,873)	(296,421)	(2,733)	(2,777)
Depreciation and amortisation expense	6	(170,820)	(95,086)	(74,453)	—	—
Repairs and maintenance expense		(147,773)	(126,192)	(117,993)	—	—
Other expenses		(542,209)	(363,047)	(303,312)	—	—
Finance costs		(21,508)	(34,374)	(30,405)	—	—
Goodwill impairment charge	13	(191,094)	(3,349)	—	—	—
Share of pre-tax profit of investments accounted for using the equity method	29	60,808	64,573	7,030	—	—

(Loss)/profit before income tax		(122,162)	660,603	356,889	229,824	168,901
Income tax (expense)/benefit	7	(28,133)	(220,505)	(116,951)	353	391

(Loss)/profit for the year attributable to equity holders of the Parent		(150,295)	440,098	239,938	230,177	169,292

		A¢	A¢	A¢

(Loss)/earnings per share:
Basic	32	(82.9)	310.9	192.1
Diluted	32	(82.9)	307.9	191.0
The above income statements should be read in conjunction with the accompanying notes.

46	SIMS METAL MANAGEMENT

BALANCE SHEETS
AS AT 30 JUNE 2009

		CONSOLIDATED		PARENT
		2009	2008	2009	2008
	NOTE	A$’000	A$’000	A$’000	A$’000

Assets
Current assets
Cash and cash equivalents	33	69,536	133,487	198	—
Trade and other receivables	8	350,309	839,518	—	41,147
Current tax receivable		96,197	26,583	14,476	—
Inventory	9	469,123	1,010,921	—	—
Derivative financial instruments	10	713	3,948	—	—

Total current assets		985,878	2,014,457	14,674	41,147

Non-current assets
Receivables	8	17,482	2,963	—	—
Investments accounted for using the equity method	29	400,244	332,226	—	—
Other financial assets	11	—	—	4,026,774	4,026,736
Property, plant and equipment	12	947,725	784,692	—	—
Deferred tax assets	7	71,636	109,982	—	—
Goodwill	13	1,146,785	1,166,534	—	—
Other intangible assets	14	238,810	235,622	—	—

Total non-current assets		2,822,682	2,632,019	4,026,774	4,026,736

Total assets		3,808,560	4,646,476	4,041,448	4,067,883

Liabilities
Current liabilities
Trade and other payables	15	537,947	1,062,253	284,831	343,483
Borrowings	16	811	877	—	—
Derivative financial instruments	10	10,464	2,463	—	—
Current tax liabilities		5,910	131,363	—	40,756
Provisions	17	21,800	28,064	—	—

Total current liabilities		576,932	1,225,020	284,831	384,239

Non-current liabilities
Payables		4,200	2,270	—	—
Borrowings	16	174,333	397,537	—	—
Deferred tax liabilities	7	148,843	148,168	—	—
Provisions	17	34,026	34,729	—	—
Retirement benefit obligations	18	11,179	4,828	—	—

Total non-current liabilities		372,581	587,532	—	—

Total liabilities		949,513	1,812,552	284,831	384,239

Net assets		2,859,047	2,833,924	3,756,617	3,683,644

Equity
Contributed equity	19	2,352,928	2,325,924	3,673,584	3,646,580
Reserves	20	166,045	(174,335)	38,426	36,141
Retained profits	20	340,074	682,335	44,607	923

Total equity		2,859,047	2,833,924	3,756,617	3,683,644

The above balance sheets should be read in conjunction with the accompanying notes.

ANNUAL REPORT 2009	47

STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 30 JUNE 2009

		CONSOLIDATED			PARENT
		2009	2008	2007	2009	2008
	NOTE	A$’000	A$’000	A$’000	A$’000	A$’000

Actuarial (loss)/gain on defined benefit plans, net of tax	18	(5,473)	(7,827)	5,211	—	—
Changes in fair value of cash flow hedges, net of tax	20	998	(9,656)	9,121	—	—
Exchange differences on translation of foreign operations	20	336,911	(130,800)	(74,784)	—	—

Net income/(expense) recognised directly in equity		332,436	(148,283)	(60,452)	—	—
(Loss)/profit for the year		(150,295)	440,098	239,938	230,177	169,292

Total recognised income and expense for the year		182,141	291,815	179,486	230,177	169,292

Effect of change in accounting policy:
Total equity at the beginning of the financial year		2,833,924	1,279,430	1,183,198
Accounting policy change, net of tax	1(b)(vi)	—	(107,343)	(75,274)

Restated total equity at the beginning of the financial year		2,833,924	1,172,087	1,107,924

Profit as originally reported		—	433,162	239,352
Accounting policy change, net of tax	1(b)(vi)	—	6,936	586

Restated profit		—	440,098	239,938

The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

48	SIMS METAL MANAGEMENT

CASH FLOW STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009

		CONSOLIDATED			PARENT
		2009	2008	2007	2009	2008
	NOTE	A$’000	A$’000	A$’000	A$’000	A$’000

Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		9,232,836	7,353,894	5,683,089	—	—
Payments to suppliers and employees (inclusive of goods and services tax)		(8,475,440)	(6,943,173)	(5,183,974)	—	—
Interest received		2,272	2,876	2,364	—	—
Interest paid		(20,927)	(34,374)	(30,405)	—	—
Dividends from associates and jointly controlled entities	29	41,458	5,153	—	—	—
Insurance recoveries		12,277	7,632	—	—	—
Dividends from wholly-owned entities		—	—	—	231,001	170,205
Income taxes paid		(238,025)	(144,477)	(135,612)	(54,428)	(40,056)
Net loans (from)/to subsidiaries		—	—	—	(16,886)	20,705

Net cash in flow from operating activities	33	554,451	247,531	335,462	159,687	150,854

Cash flows from investing activities
Payments for property, plant and equipment	12	(187,474)	(129,691)	(90,503)	—	—
Payments on acquisitions of subsidiaries, net of cash acquired	27	(76,014)	(58,517)	(158,914)	—	—
Proceeds from sale of property, plant and equipment		5,461	2,022	8,203	—	—
Proceeds from sale of subsidiaries		39,708	—	—	—
Return of capital from jointly controlled entities	29	3,584	48,496	—	—	—

Net cash outflow from investing activities		(214,735)	(137,690)	(241,214)	—	—

Cash flows from financing activities
Proceeds from borrowings		1,847,303	815,715	916,509	—	—
Repayment of borrowings		(2,112,610)	(678,377)	(869,825)	—	—
Fees paid for loan facilities		(1,987)	—	—	—	—
Proceeds from issue of shares		442	5,735	1,872	442	5,735
Dividends paid	21	(159,931)	(156,589)	(120,026)	(159,931)	(156,589)

Net cash outflow from financing activities		(426,783)	(13,516)	(71,470)	(159,489)	(150,854)

Net (decrease)/increase in cash and cash equivalents		(87,067)	96,325	22,778	198	—
Cash and cash equivalents at the beginning of the financial year		133,487	38,560	15,800	—	—
Effects of exchange rate changes on cash and cash equivalents		23,116	(1,398)	(18)	—	—

Cash and cash equivalents at the end of the financial year	33	69,536	133,487	38,560	198	—

The above cash flow statements should be read in conjunction with the accompanying notes.

ANNUAL REPORT 2009	49

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 1 — SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES
Sims Metal Management Limited is a company domiciled in Australia. The principal accounting policies adopted in the preparation of this financial report are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial report includes separate financial statements for Sims Metal Management Limited as an individual entity referred to in this financial report as the “Parent” or “Company”. Sims Metal Management Limited and its subsidiaries together are referred to in this financial report as the “Group” or the “Consolidated” entity.
The Parent was incorporated on 20 June 2005. Under the terms of a scheme of arrangement entered into between Sims Metal Management Limited (formerly known as Sims Group Limited from 20 June 2005 to 21 November 2008) and Sims Group Australia Holdings Limited (formerly known as Sims Group Limited prior to 20 June 2005) on 31 October 2005, the shareholders in Sims Group Australia Holdings Limited exchanged their shares in that entity for the shares in Sims Metal Management Limited. As required by Australian Accounting Standards Board (“AASB”) 3, “Business Combinations”, Sims Group Australia Holdings Limited was deemed to be the acquirer in this business combination. This transaction has therefore been accounted for as a reverse acquisition under AASB 3. Accordingly the consolidated financial statements of Sims Metal Management Limited have been prepared as a continuation of the consolidated financial statements of Sims Group Australia Holdings Limited. Sims Group Australia Holdings Limited, as the deemed acquirer, has applied purchase accounting for its acquisition of Sims Metal Management Limited as at 31 October 2005.
(A) STATEMENT OF COMPLIANCE
The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the AASB. The financial report also complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
(B) BASIS OF PREPARATION
(I) HISTORICAL COST CONVENTION
This financial report has been prepared under the historical cost convention, except for derivative financial instruments, which are measured at fair value.
(II) PARENT ENTITY
As at 30 June 2009, the Parent had current liabilities greater than current assets. The current liabilities represent intercompany balances between entities which are a party to a Deed of Cross Guarantee to which the Parent is also a party. See Note 28.
(III) RECLASSIFICATIONS AND PRIOR PERIOD ADJUSTMENTS
Certain reclassifications have been made to prior period amounts to conform to the current period financial statement presentation with no significant impact effect on the previously reported financial statements.
The Group reclassified outstanding cheques of A$99.4 million which were included within non-current borrowings as at 30 June 2008 to trade and other payables to be consistent with the presentation as at 30 June 2009. The Group also reclassified finance leases of A$1.2 million which were included within trade and other payables as at 30 June 2008 to current and non-current borrowings to be consistent with the presentation as at 30 June 2009. The reclassifications had no impact on net assets and did not affect the Group’s compliance with any lending covenants.
In connection with the Group’s ongoing efforts to remediate its previously reported material weaknesses and other internal control deficiencies, the Group identified two immaterial adjustments related to the year ended 30 June 2008. These items related to unrealised profits in closing inventories on sales between equity accounted jointly controlled entities and certain Group subsidiaries which had not been eliminated (A$8.8 million pre-tax) and certain share-based payment awards for which the fair values had been understated at the date of grant in the calculation of the annual expense (A$2.4 million pre-tax). The Group concluded that these adjustments were not material to its financial statements for both the 2008 and 2009 financial years. The impact of these adjustments has been reflected in the current financial year.
(IV) CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.
(V) EARLY ADOPTION OF ACCOUNTING STANDARDS
Revised AASB 123, “Borrowing Costs” and AASB 2007-6, “Amendments to Australian Accounting Standards arising from AASB 123” were early adopted by the Group on 1 July 2008. Revised AASB 123 has removed the option to expense all borrowing costs and requires the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset.
(VI) CHANGE IN ACCOUNTING POLICY
In the current financial year, the Group revised its accounting policy for the valuation of land, buildings and leasehold improvements from the revaluation method to the historical cost method in accordance with AASB 116, “Property, Plant and Equipment” and AASB 108, “Accounting Policies, Changes in Accounting Estimates and Errors”. The policy change results in the financial report providing reliable and more relevant information about the effects of transactions, other events and conditions on the Group’s financial position and financial performance. This will allow for enhanced comparability among the Group’s peers and also provide a consistent valuation methodology among all fixed asset classes for the benefit of current and prospective investors and for internal financial reporting purposes. The change was also intended to reduce administrative costs in the form of professional fees incurred to accomplish the revaluations. This change in accounting policy has been applied retrospectively in this financial report, with the impact summarised below.

50	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009

		IMPACT OF
		POLICY	RESTATED
	2008	CHANGE	2008
CONSOLIDATED	A$’000	A$’000	A$’000

Investments accounted for using the equity method	335,826	(3,600)	332,226
Property, plant and equipment	950,210	(165,518)	784,692
Deferred tax assets	111,360	(1,378)	109,982
Current tax liabilities	131,429	(66)	131,363
Deferred tax liabilities	190,434	(42,266)	148,168
Reserves	(39,014)	(135,321)	(174,335)
Retained profits	675,178	7,157	682,335

		IMPACT OF			IMPACT OF
		POLICY			POLICY
		CHANGE &	RESTATED		CHANGE	RESTATED
	2008	OTHER	2008	2007	& OTHER	2007
CONSOLIDATED	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Other income	51,448	4,219	55,667	8,978	—	8,978
Depreciation and amortisation expense	(94,557)	(529)	(95,086)	(75,177)	724	(74,453)
Other expenses	(371,479)	8,432	(363,047)	(303,312)	—	(303,312)
Income tax expense	(218,668)	(1,837)	(220,505)	(116,813)	(138)	(116,951)
Profit for the year	433,162	6,936	440,098	239,352	586	239,938

	A¢	A¢	A¢	A¢

Earnings per share:
Basic (Note 32)	306.0	310.9	191.6	192.1
Diluted (Note 32)	303.0	307.9	190.5	191.0
(C) PRINCIPLES OF CONSOLIDATION
(I) SUBSIDIARIES
Subsidiaries are entities which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
The results of subsidiaries acquired or disposed of during the financial year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.
The purchase method of accounting is used to account for the acquisition of subsidiaries. The purchase method of accounting involves allocating the cost of the business combination to the fair value of assets acquired and liabilities assumed at the date of acquisition. See Note 27 for further details.
Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of the subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Investments in subsidiaries are accounted for at cost in the individual financial statements of the Parent.
(II) ASSOCIATES
Associates are entities over which the Group has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the Parent’s financial statements using the cost method and in the Group’s financial statements using the equity method of accounting, after initially being recognised at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition. Details relating to associates are set out in Note 29.
The Group’s share of its associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the Parent’s income statement, while in the Group’s financial statements they reduce the carrying amount of the investment.
When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.
Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed as appropriate to ensure consistency with the policies adopted by the Group.

ANNUAL REPORT 2009	51

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(C) PRINCIPLES OF CONSOLIDATION (CONTINUED)
(III) JOINT VENTURES
Joint venture operations
The Group’s proportionate interests in the assets, liabilities, income and expenses of its joint ventures have been incorporated in the consolidated financial statements under the appropriate headings. Details of the joint venture operations are set out in Note 29.
Jointly controlled entities
The Group’s interests in jointly controlled entities are accounted for in the consolidated financial statements using the equity method. Under the equity method, the share of the profits or losses of the jointly controlled entities are recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet. Details relating to jointly controlled entities are set out in Note 29.
Profits or losses on transactions establishing the joint ventures and transactions with the joint ventures are eliminated to the extent of the Group’s ownership interest until such time as they are realised by the joint venture on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.
(D) SEGMENT REPORTING
AASB 8, “Operating Segments” was early adopted by the Group in the year ended 30 June 2008. Operating segments are reported in a manner consistent with the internal reporting provided to the Group Chief Executive Officer who is the chief operating decision maker. Details on the Group’s segments are set out in Note 31.
(E) FOREIGN CURRENCY TRANSLATION
(I) FUNCTIONAL AND PRESENTATION CURRENCY
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Australian dollars (“A$”) which is Sims Metal Management Limited’s functional and presentation currency.
(II) TRANSACTIONS AND BALANCES
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.
Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.
(III) GROUP COMPANIES
The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale where applicable.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
(F) REVENUE RECOGNITION
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns and trade allowances.
The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved.
Details relating to the Group’s revenue are set out in Note 4. Revenue is recognised for the major business activities as follows:
(I) SALES OF GOODS
Revenue from the sale of goods is recognised when there is persuasive evidence, usually in the form of an executed sales agreement at the time of delivery of goods to the customer, indicating that there has been a transfer of risks and rewards to the customer, no further work or processing is required, the quantity and quality of the goods has been determined, the price is fixed and generally title has passed.
(II) SERVICE REVENUE
Service revenue principally represents revenue earned from the collection of end-of-life post consumer products for the purpose of product recycling. Service revenue is recognised when the services have been provided. Service revenue received in advance of the service being rendered is deferred.
(III) INTEREST INCOME
Interest income is recognised on a time proportion basis using the effective interest method.
(IV) DIVIDEND INCOME
Dividends are recognised as revenue when the right to receive payment is established.

52	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
(G) GOVERNMENT GRANTS
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight-line basis over the expected lives of the related assets.
(H) INCOME TAX
The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in subsidiaries where the Parent is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.
(I) TAX CONSOLIDATION LEGISLATION
Sims Metal Management Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation.
The head entity, Sims Metal Management Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.
In addition to its own current and deferred tax amounts, Sims Metal Management Limited also recognises the current tax liabilities or assets arising from controlled entities in the tax consolidated group.
Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other controlled entities in the tax consolidated group. Details about the tax funding agreement are disclosed in Note 7.
Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.
(I) LEASES
Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other borrowings. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases as set out in Note 23. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.
Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term.
(J) BUSINESS COMBINATIONS
The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill and are set out in Note 27. If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.
When part or the entire amount of purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes a reasonable estimate of the fair value of the contingent amounts expected to be payable in the future. The cost of the acquisition is adjusted when revised estimates are made, with corresponding adjustments made to goodwill until the ultimate outcome is known.

ANNUAL REPORT 2009	53

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(K) IMPAIRMENT OF ASSETS
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit (“CGU”), to which the goodwill relates. See Note 13 for information on the Group’s CGUs. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.
(L) CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.
(M) TRADE AND OTHER RECEIVABLES
Trade receivables, which generally have 30 to 60 day terms, are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment.
Collectibility of trade receivables is reviewed on an ongoing basis. Individual debts which are known to be uncollectible are written off by reducing the carrying amount directly. A provision for impairment of trade receivables is recognised when there is objective evidence that the Group will not be able to collect the receivable. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 90 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is recognised in the income statement as other expenses.
When a trade receivable for which an impairment provision had been recognised becomes uncollectible in a subsequent period, it is written-off against the provision for impairment account. Subsequent recoveries of amounts previously written-off are credited against other expenses in the income statement. Details relating to trade and other receivables are set out in Note 8.
(N) INVENTORY
Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditures, the latter being allocated on the basis of normal operating capacity. Costs are assigned to inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Details relating to inventory are set out in Note 9.
(O) NON-CURRENT ASSETS (OR DISPOSAL GROUPS) HELD FOR SALE AND DISCONTINUED OPERATIONS
Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets that are carried at fair value, which are specifically exempt from this requirement.
An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.
Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.
Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.
A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the income statement.
(P) INVESTMENTS AND OTHER FINANCIAL ASSETS
The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.
(I) FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
Financial assets classified as held for trading are included in the category “financial assets at fair value through profit or loss”. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term with the intention of making a profit. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognised in profit or loss and the related assets are classified as current assets in the balance sheet.
(II) LOANS AND RECEIVABLES
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

54	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
(III) RECOGNITION AND DERECOGNITION
All regular way purchases and sales of financial assets are recognised on the trade date — the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the timeframe established generally by regulation or convention in the market place. The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the financial asset and substantially all the risks and rewards of ownership to another entity.
(Q) PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition and installation of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Details relating to property, plant and equipment are set out in Notes 1(b)(vi) and 12.
Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced.
All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost net of their residual values, over their estimated useful lives, as follows:
•	Buildings — 25-40 years

•	Plant and equipment — 3-14 years

•	Leasehold improvements — life of the lease
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written-down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount as set out in Note 1(k). Gains and losses on disposals are determined by comparing proceeds with carrying amounts and recognised in the income statement.
(R) DERIVATIVES AND HEDGING ACTIVITIES
The Group is a party to derivative financial instruments in the normal course of business in order to hedge its exposure to currency fluctuations in foreign exchange rates and commodity prices in accordance with the Group’s financial risk management policies which are set out in Note 2.
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either; (i) hedges of the fair value of recognised assets or liabilities or a firm commitment (“fair value hedges”); or (ii) hedges of highly probable forecast transactions (“cash flow hedges”).
Certain derivative instruments do not qualify for hedge accounting, despite being valid economic hedges of the relevant risks. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses and are classified in the balance sheet as a current asset or liability.
The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.
The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 10. Movements in the hedging reserve in equity are shown in Note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months.
(I) FAIR VALUE HEDGE
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
(II) CASH FLOW HEDGE
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expenses.
Amounts accumulated in equity are recognised in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognised in the income statement within revenue. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gains or losses that were deferred in equity are immediately transferred to the income statement.
(S) GOODWILL AND INTANGIBLE ASSETS
(I) GOODWILL
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of associates is included in investments accounted for under the equity method. Goodwill is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to CGUs for the purpose of impairment testing as set out in Note 13.

ANNUAL REPORT 2009	55

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(S) GOODWILL AND INTANGIBLE ASSETS (CONTINUED)
(II) TRADE NAME
Trade name relates principally to the “Metal Management” trading name. This intangible has a finite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of the trade name over its estimated useful life, which is 20 years.
(III) SUPPLIER RELATIONSHIPS AND CONTRACTS
Supplier relationships and contracts acquired as part of a business combination are recognised separately from goodwill. The supplier relationships are carried at their fair value at the date of acquisition less accumulated amortisation and impairment losses. Amortisation is calculated based on the timing of projected cash flows of the supplier relationships or straight-line method (as appropriate) over their estimated useful lives, which currently vary from 1 to 19 years.
(IV) PERMITS
Permits acquired as part of a business combination are recognised separately from goodwill. The permits are carried at their fair value at the date of acquisition and are not amortised. Instead, permits are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses.
(T) TRADE AND OTHER PAYABLES
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Details relating to trade and other payables are set out in Note 15.
(U) BORROWINGS
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised to finance costs on a straight-line basis over the term of the facility.
Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled, or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in other income or finance cost.
Borrowings are classified as current liabilities unless the Group has the unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. Details relating to borrowings are set out in Note 16.
(V) BORROWING COSTS
Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time required to complete and prepare the asset for its intended use. Other borrowing costs are recognised as expenses in the period in which they are incurred.
(W) PROVISIONS
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Details relating to provisions are set out in Note 17.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the reporting date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.
(X) EMPLOYEE BENEFITS
(I) WAGES AND SALARIES, ANNUAL LEAVE AND SICK LEAVE
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the balance sheet date are recognised in other payables in respect of employees’ services up to the balance sheet date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.
(II) LONG SERVICE LEAVE
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the balance sheet date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
(III) SUPERANNUATION, PENSIONS AND OTHER POST-RETIREMENT BENEFITS
The Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the Group and are administered by trustees or management boards.
For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Group’s employees, the cost is calculated on the basis of contributions payable.
For defined benefit schemes, the cost of providing pensions is charged to the income statement so as to recognise current and past service costs, interest cost on defined benefit obligations, and the effect of any curtailments or settlements, net of expected returns on plan assets. Actuarial gains and losses are recognised directly in equity. An asset or liability is consequently recognised in the balance sheet based on the present value of defined benefit obligations, less any unrecognised past service costs and the fair value of plan assets, except that any such asset can not exceed the total of unrecognised past service costs and the present value of refunds from and reductions in future contributions to the plan.

56	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
The present value of the defined benefit obligations are calculated by independent actuaries by discounting expected future payments using market yields at the reporting date on high quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currency that match, as closely as possible, the estimated future cash flows. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Details relating to retirement benefit obligations are set out in Note 18.
(IV) SHARE-BASED PAYMENTS
Share-based compensation benefits are provided to certain employees via the schemes set out in Note 24. For equity-settled share-based arrangements, the fair value is measured at grant date and recognised as an employee benefit expense with a corresponding increase in equity. For cash-settled share-based arrangements, the fair value is measured at grant date and recognised as an employee benefit expense with a corresponding increase to a liability.
The fair value at grant date is independently determined using either a binomial model or a Monte-Carlo simulation model. The model takes into account the exercise price, the term, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, and the risk-free interest rate for the term of the grant. The fair value is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, earnings per share targets). Non-market vesting conditions are included in assumptions about the number of shares that are expected to become exercisable. At each balance sheet date, the Group revises its estimate of the number of shares that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the income statement with a corresponding adjustment to equity.
(V) TERMINATION BENEFITS
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.
(Y) CONTRIBUTED EQUITY
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Details relating to contributed equity are set out in Note 19.
(Z) DIVIDENDS
A provision is made for the amount of any dividends declared on or before the end of the financial year but not distributed at the balance sheet date. Details relating to dividends are set out in Note 21.
(AA) EARNINGS PER SHARE
(I) BASIC EARNINGS PER SHARE
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.
(II) DILUTED EARNINGS PER SHARE
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.
Details relating to earnings per share are set out in Note 32.
(AB) GOODS AND SERVICES OR OTHER VALUE-ADDED TAXES (“GST”)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case, it is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.
(AC) NEW ACCOUNTING STANDARDS AND INTERPRETATIONS
Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2009 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below.
(I) REVISED AASB 101, “PRESENTATION OF FINANCIAL STATEMENTS AND AASB 2007-8, AMENDMENTS TO AUSTRALIAN ACCOUNTING STANDARDS ARISING FROM AASB 101” AND AASB 2007-10, “FURTHER AMENDMENTS TO AUSTRALIAN ACCOUNTING STANDARDS ARISING FROM AASB 101”
The revised AASB 101 that was issued in September 2007 is applicable for annual reporting periods beginning on or after 1 July 2009. AASB 101 introduces the notion of a “complete set of financial statements”, and changes the presentation of financial statements so owner changes in equity are disclosed separately from non-owner changes in equity. All non-owner changes in equity are disclosed separately from owner changes in equity. All non-owner changes in equity “comprehensive income” will be presented either in one statement of comprehensive income or in two statements (an income statement and a statement of comprehensive income), instead of being presented in the statement of changes in equity. Additional disclosure will be made of the income tax relating to each component of other comprehensive income, and the titles of the financial statements will change although their use will not be mandatory (“balance sheet” becomes “statement of financial position”; “income statement” becomes part of the “statement of comprehensive income”, unless a separate income statement is provided; “cash flow statement” becomes “statement of cash flows”). AASB 2007-08 contains consequential amendments to disclosures required by other Australian Accounting Standards as a result of the revised AASB 101.

ANNUAL REPORT 2009	57

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(AC) NEW ACCOUNTING STANDARDS AND INTERPRETATIONS (CONTINUED)
(II) AASB 2008-1, “AMENDMENTS TO AUSTRALIAN ACCOUNTING STANDARD — SHARE-BASED PAYMENTS: VESTING
CONDITIONS AND CANCELLATIONS”
AASB 2008-1 was issued in February 2008 and will become applicable for annual reporting periods beginning on or after 1 January 2009. The revised standard clarifies that vesting conditions are service conditions and performance conditions only and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 July 2009, but it is not expected to affect the accounting for the Group’s share-based payments.
(III) REVISED AASB 3, “BUSINESS COMBINATIONS”, AASB 127, “CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS” AND AASB 2008-3, “AMENDMENTS TO AUSTRALIAN ACCOUNTING STANDARDS ARISING FROM AASB 3 AND AASB 127”
These standards amend the accounting for certain aspects of business combinations and changes in ownership interests in controlled entities. Consequential amendments are made to other standards, AASB 128, “Investments in Associates” and AASB 131, “Interests in Joint Ventures”. Changes include:
•	transaction costs are recognised as an expense at the acquisition date, unless the cost relates to issuing debt or equity securities;

•	contingent consideration is measured at fair value at the acquisition date (allowing for a 12 month period post-acquisition to affirm fair values) without regard to the probability of having to make future payment, and all subsequent changes in fair value are recognised in profit; and

•	changes in control are considered significant economic events, thereby requiring ownership interests to be remeasured to their fair value (and the gain/loss recognised in profit) when control of a controlled entity is gained or lost.
The Group will apply the revised standard from 1 July 2009. Refer to Note 6.
(IV) AASB 2008-08, “AMENDMENT TO IAS 39 FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT”
AASB 2008-08 amends AASB 139, “Financial Instruments: Recognition and Measurement” and must be applied retrospectively in accordance with AASB 108, “Accounting Policies, Changes in Accounting Estimates and Errors”. The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The Group will apply the amended standard from 1 July 2009. It is not expected to have a material impact on the Group’s consolidated financial statements.
(V) AASB 2008-05, “AMENDMENTS TO AUSTRALIAN ACCOUNTING STANDARDS ARISING FROM THE ANNUAL IMPROVEMENTS PROJECT” AND AASB 2008-06, “FURTHER AMENDMENTS TO AUSTRALIAN ACCOUNTING STANDARDS ARISING FROM THE ANNUAL IMPROVEMENTS PROJECT”
AASB 2008-05 and AASB 2008-06 are applicable to the Group commencing on 1 July 2009. These standards make various minor amendments to other standards. However, these standards would not result in any changes to historical financial results if they were early adopted and the standards are not expected to have a material impact on the Group’s consolidated financial statements.
(AD) ROUNDING OF AMOUNTS
The Group is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.
NOTE 2 — FINANCIAL AND CAPITAL RISK MANAGEMENT
FINANCIAL RISK MANAGEMENT
In the normal course of business, the Group’s activities result in exposure to a number of financial risks:
•	market risk (including interest rate risk, foreign currency risk and commodity price risk);

•	credit risk; and

•	liquidity risk.
The Group’s overall financial risk management strategy seeks to mitigate these risks and reduce volatility on the Group’s financial performance.
The Group uses derivative financial instruments in certain circumstances in accordance with board of directors (“board”) approved policies to hedge exposure to fluctuations in foreign exchange rates or commodity prices. Derivative financial instruments are used for hedging purposes and not as trading or other speculative instruments. The Group uses different methods to measure different types of risk to which it is exposed. These methods include monitoring key movements in interest rates, key transactions affected by foreign exchange and commodity prices, and ageing analysis for credit risk.
Risk management is carried out by a limited number of employees as authorised by the board. The board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.
(A) MARKET RISKS
Market risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market prices. The market risks to which the Group is exposed are discussed in further detail below.
(I) INTEREST RATE RISK
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate because of changes in market interest rates. The Group does not use any derivative financial instruments to manage its exposure to interest rate risk. Cash deposits and borrowings issued at fixed rates expose the Group to fair value interest rate risk.
The Group’s borrowings are sourced from both domestic and offshore markets and include short-term and long-term maturities. Some of the Group’s borrowings consist of foreign currency denominated borrowings. The Group’s regional operations borrow in the currency of their geographic locations. The Group’s borrowings are managed in accordance with targeted currency, interest rate, liquidity, and debt portfolio maturity profiles.
Specifically, interest rate risk is managed on the Group’s net debt portfolio by:
•	providing access to diverse sources of funding;

•	reducing risks of refinancing by establishing and managing in accordance with target maturity profiles; and

•	negotiating interest rates with the Group’s banks based on a variable pricing matrix which includes a LIBOR rate plus a margin.

58	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
The table below shows the Group’s sensitivity to post-tax profit to a 1% increase in the stated interest rates. A sensitivity of 1% is deemed reasonable based on current and past market conditions. The calculations are based on interest-bearing financial instruments with variable interest rates at the balance sheet date.

	IMPACT ON POST-TEX PROFIT
	HIGHER/(LOWER)
	2009	2008
CONSOLIDATED	A$’000	A$’000

+1% (100 basis points)	(675)	(1,756)

A	1% decrease in the stated interest rates would have an equal and opposite effect. The Parent has no exposure.
(II) FOREIGN CURRENCY RISK
Foreign currency risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The exposure of an entity to transaction risk is minimised by matching local currency income with local currency costs.
The Group seeks to denominate borrowings in the currencies of its principal assets and cash flows. These are primarily denominated in Australian dollars, US dollars, British pounds and Euro.
In accordance with board approved policies, the Group enters into forward foreign exchange contracts to buy and sell specific amounts of various foreign currencies in the future at pre-determined exchange rates. The contracts are entered into to hedge transactions denominated in currencies which are not the functional currency of the relevant entity. These contracts are hedging highly probable forecasted transactions for the ensuing financial year. The contracts are timed to mature when monies from the forecasted sales are scheduled to be received or when payments for purchases are scheduled to be made. The Group does not hedge its exposure to recognised assets and liabilities.
Financial assets and liabilities
Financial assets and liabilities denominated in currencies other than the functional currency of an entity are periodically restated to their functional currency, and the associated gain or loss is taken to the income statement. The table below shows the carrying amount of the Group’s foreign currency denominated financial assets and liabilities at the balance sheet date.

	NET FINANCIAL
	ASSETS/(LIABILITIES)
	2009	2008
CONSOLIDATED	A$’000	A$’000

US dollar	(58,294)	18,456
Euro	(57,482)	(69,331)
British pound	49,941	4,305
The table below shows the impact of a 10% appreciation of the relevant currency for the Group’s net foreign currency denominated financial assets. A sensitivity of 10% has been selected as this is considered reasonable given the current level of exchange rates and the volatility observed both on a historical basis and market expectations for future movements.

	US DOLLAR		EURO		BRITISH POUND
	2009	2008	2009	2008	2009	2008
CONSOLIDATED	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Impact on post-tax profit — higher/(lower)	(3,789)	1,235	(3,736)	(4,638)	3,246	288
Impact on equity	28,198	24,464	—	—	—	—

A	10% depreciation of the relevant currency would have an equal and opposite effect. The Parent has no exposure.
Forward foreign exchange contracts
The table below shows the Group’s sensitivity to foreign exchange rates on its forward foreign exchange contracts. A sensitivity of 10% has been selected as this is considered reasonable given the current level of exchange rates and the volatility observed both on a historical basis and market expectations for future movements.

	US DOLLAR		EURO		BRITISH POUND
	2009	2008	2009	2008	2009	2008
CONSOLIDATED	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Impact on post-tax profit — higher/(lower)	—	—	—	—	(3,299)	—
Impact on equity — higher/power)	1,703	606	383	116	4,755	8,803

A	10% depreciation of the stated currencies would have an equal and opposite effect. The Parent has no exposure.

ANNUAL REPORT 2009	59

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 2 — FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)
FINANCIAL RISK MANAGEMENT (CONTINUED)
(A) MARKET RISKS (CONTINUED)
(II) FOREIGN CURRENCY RISK (CONTINUED)
The financial statements for each of the Group’s foreign operations are prepared in local currency being their functional currency. For the purposes of preparing the Group’s consolidated financial information, each foreign operation’s financial statements are translated into Australian dollars using the applicable foreign exchange rates as at the balance date. A translation risk therefore exists on translating the financial statements of the Group’s foreign operations into Australian dollars for the purposes of reporting consolidated financial information. As a result, volatility in foreign exchange rates can impact the Group’s net assets, net profit and the foreign currency translation reserve.
(III) COMMODITY PRICE RISK
The Group is exposed to risks associated with fluctuations in the market price for both ferrous and non-ferrous metals which are at times volatile. The Group attempts to mitigate commodity price risk by seeking to turn its inventories quickly instead of holding inventories in anticipation of higher commodity prices. Where appropriate, the Group enters into forward commodity contracts matched to purchases or sales of metal and precious metal commitments.
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits and policies approved by the board and to rigid internal controls and compliance monitoring. The Group’s exposure to commodity prices is to an extent diversified by virtue of its broad commodity base.
At the balance date, none of the Group’s forward commodity contracts qualified for hedge accounting, despite being valid economic hedges of the relevant risk. Accordingly, any movement in commodity rates that impact the fair value of these forward commodity contracts are recorded in the income statement.
At the balance date, the Group’s commodity contracts consisted primarily of copper and nickel contracts. The following table shows the effect on post-tax profit and equity from a 10% appreciation in commodity rates at the balance date based on the outstanding commodity contracts, with all other variables held constant. A 10% sensitivity has been selected as this is considered reasonable given the current level of commodity prices and the volatility observed both on a historical basis and on market expectations for future movements.

	COPPER PRICES		NICKEL PRICES
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Impact on post-tax profit — higher/(lower)	(4,458)	—	(401)	(2,210)
Impact on equity — higher/(lower)	—	(2,796)	—	—

A	10% depreciation of the stated commodity prices would have an equal and opposite effect. The Parent has no exposure.
(B) CREDIT RISK
Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause a financial loss to the Group. The Group has exposure to credit risk on all financial assets included in the Group’s balance sheet.
The Group establishes credit limits for its customers. Trade and other receivables consist of a large number of customers, spread across the consumer, business and international sectors. The Group does not have any significant credit risk exposure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of the Group’s customers and, where appropriate, an impairment provision is raised. The Group does not insure itself against collection risks. Occasionally, the Group will sell a portion of its trade receivables to a third party under an uncommitted facility agreement. For further details refer to Note 8.
The Group is also exposed to credit risk arising from the Group’s transactions in derivative contracts. For credit purposes, there is only a credit risk where the counterparty is liable to pay the Group in the event of a closeout. The Group has policies that limit the amount of credit exposure to any financial institution. Derivative counterparties and cash transactions are limited to financial institutions that meet acceptable credit worthiness criteria. Credit risk further arises in relation to financial guarantees as set out in Note 22.
(C) LIQUIDITY RISKS
Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.
Liquidity risk includes the risk that, as a result of the Group’s operational liquidity requirements:
•	the Group will not have sufficient funds to settle a transaction on the due date;

•	the Group will be forced to sell financial assets at a value which is less than what they are worth;

•	the Group may be unable to settle or recover a financial asset at all; or

•	the Group may be required to refinance the Group’s borrowing facilities.
The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Due to the dynamic nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available with a variety of counterparties.
The Group has access to unsecured global multi-currency/multi-option loan facilities. Unsecured global multi-currency/multi-option loan facilities are provided by a number of the Group’s bankers. The loan facilities are subject to annual reviews and have maturities in excess of 1 year and less than 3 years.

60	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
The Group had access to the following credit standby arrangements at the balance date.

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Unsecured global multi-currency/multi-option loan facilities	1,062,993	1,065,781	—	—
Amount of credit unused	856,490	668,584	—	—
The table below analyses the Group and Parent’s financial assets and liabilities, net and gross settled derivative financial instruments into relevant maturity groupings based on the remaining period at the balance date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	2009			2008
	LESS THAN	BETWEEN	BETWEEN	LESS THAN	BETWEEN
	1 YEAR	1 AND 2 YEARS	2 AND 5 YEARS	1 YEAR	1 AND 5 YEARS
	A$’000	A$’000	A$’000	A$’000	A$’000

Consolidated
Non-derivative financial liabilities:
Trade and other payables	(537,947)	—	—	(1,062,253)	—
Payables — non-current	—	(1,937)	(2,263)	—	(2,270)
Borrowings (including interest payments)	(9,641)	(177,916)	—	(21,983)	(406,769)

	(547,588)	(179,853)	(2,263)	(1,084,236)	(409,039)

Derivatives:
Net settled (commodity contracts)	9,689	—	—	(1,699)	—
Gross settled:
— (inflow)	(174,728)	—	—	(139,236)	—
— outflow	174,790	—	—	139,450	—

	9,751	—	—	(1,485)	—

Parent
Non-derivative financial liabilities:
Trade and other payables	(284,831)	—	—	(343,483)	—

	(284,831)	—	—	(343,483)	—

For purposes of the above table, interest payments have been projected using interest rates applicable at the balance date on borrowings outstanding at the balance date. The Group’s borrowings fluctuate and are subject to variable interest rates. Future interest payments are therefore subject to borrowings outstanding and the interest applicable at that time.
(D) FAIR VALUE ESTIMATION
The fair value of financial assets and financial liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:
•	Cash and cash equivalents — approximates to the carrying amount;

•	Receivables less impairment provision and payables — approximates to the carrying amount due to their short-term nature;

•	Derivative financial instruments — based on market prices and exchange rates at the balance date.

•	Borrowings — approximates to the carrying amount as bank borrowings have floating interest rates.
All of the fair values of financial assets and liabilities in the Group are equal to their carrying values.
CAPITAL RISK MANAGEMENT
The capital structure of the Group consists of net debt and equity. The Group’s objectives when managing capital are to maintain an optimal capital structure and manage effectively the cost of capital.
In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capita to shareholders, issue new shares or sell assets to reduce debt.
The Group monitors its capital structure using the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as equity as shown in the balance sheet plus net debt. The Group seeks to maintain an optimum gearing ratio.

ANNUAL REPORT 2009	61

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 2 — FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)
CAPITAL RISK MANAGEMENT (CONTINUED)
The Group and Parent’s gearing ratios are set out below.

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Total borrowings	175,144	398,414	—	—
Less: cash and cash equivalents	(69,536)	(133,487)	(198)	—

Net debt	105,608	264,927	(198)	—
Plus: total equity	2,859,047	2,833,924	3,756,617	3,683,644

Total capital	2,964,655	3,098,851	3,756,419	3,683,644

Gearing ratio	3.6%	8.5%	0.0%	0.0%

There have been no breaches of external obligations such as regulatory obligations or bank covenants.
NOTE 3 — CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.
Management has identified the following critical accounting policies for which significant judgements, estimates and assumptions are made. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.
(I) INVENTORIES
The Group’s inventories primarily consist of ferrous and non-ferrous scrap metals. Quantities of inventories are determined based on various inventory systems used by the Group and are subject to periodic physical verification using estimation techniques, including observation, weighing and other industry methods. Inventories are stated at the lower of cost or net realisable value, with due allowance for excess, obsolete or slow moving items. Net realisable value is based on current assessments of future demand and market conditions. Impairment losses may be recognised on inventory within the next financial year if management needs to revise its estimates in response to changing circumstances. Due to adverse market conditions in the year ended 30 June 2009, there were significant net realisable value adjustments as set out in Note 6.
(II) TAXATION
The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Judgement is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits.
Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.
(III) IMPAIRMENT OF GOODWILL AND INTANGIBLES WITH INDEFINITE USEFUL LIVES
The Group determines whether goodwill and intangibles with indefinite useful lives are impaired on at least an annual basis. This requires an estimation of the recoverable amount of the CGUs to which the goodwill and intangibles with indefinite useful lives are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are detailed in Notes 13 and 14. In the year ended 30 June 2009, the Group impaired goodwill by A$191.1 million.
(IV) SHARE-BASED PAYMENT TRANSACTIONS
The Group measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the date of grant. The fair value is determined independently using a binomial model or a Monte-Carlo simulation model, using the assumptions detailed in Note 24. The accounting estimates and assumptions relating to equity-settled share-based payments (i.e. in relation to the assessments of the probability of achieving non-market based vesting conditions) would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.
(V) DEFINED BENEFIT PLANS
Various actuarial assumptions are required when determining the Group’s pension schemes. These assumptions and the related carrying amounts are disclosed in Note 18.
(VI) ESTIMATION OF USEFUL LIVES OF ASSETS
The estimation of the useful lives of assets has been based on historical experience. In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life. Adjustments to useful lives are made when considered necessary.

62	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 4 — REVENUE

	CONSOLIDATED			PARENT
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000

Sales of goods	8,417,419	7,517,277	5,420,590	—	—
Service revenue	218,806	148,314	127,930	—	—

Total sales revenue	8,636,225	7,665,591	5,548,520	—	—

Interest income	2,272	2,876	2,364	—	—
Dividend income	—	—	—	231,001	170,205
Management fees	—	—	—	1,556	1,473
Rental income	2,513	2,069	13	—	—

Total other revenue	4,785	4,945	2,377	232,557	171,678

	8,641,010	7,670,536	5,550,897	232,557	171,678

As a consequence of the rapid and unprecedented deterioration in economic conditions and the related effects on commodity markets during the first half of the 2009 financial year, the Group renegotiated a number of non-ferrous sales contracts with its customers. Revenue is shown after the impact of these contract renegotiations, which amounted to A$36.0 million.
NOTE 5 — OTHER INCOME

	CONSOLIDATED			PARENT
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000

Net gain on contribution of assets to SA Recycling LLC (Note 29(d))	—	38,841	—	—	—
Unrealised gain on held for trading derivatives	—	3,901	—	—	—
Realised gain on held for trading derivatives	29,857	—	—	—	—
Net gain on disposal of property, plant and equipment	864	—	401	—	—
Insurance recovery	1,786	11,815	7,632	—	—
Negative goodwill on acquisition (Note 27)	399	—	—	—	—
Net foreign exchange gains	—	243	—	—	—
Government grants	831	867	945	—	—

	33,737	55,667	8,978	—	—

NOTE 6 — EXPENSES
(A) (LOSS)/PROFIT BEFORE INCOME TAX INCLUDES THE FOLLOWING SPECIFIC EXPENSES:

	CONSOLIDATED			PARENT
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000

Depreciation and amortisation:
— Buildings	11,443	7,303	4,104	—	—
— Leasehold improvements	4,594	2,765	3,686	—	—
— Plant and equipment	104,706	55,728	42,840	—	—

	120,743	65,796	50,630	—	—
— Amortisation of identified intangible assets	50,077	29,290	23,823	—	—

	170,820	95,086	74,453	—	—

Finance costs	21,508	34,374	30,405	—	—
Net loss on disposal of property, plant and equipment	—	1,965	—	—	—
Unrealised loss on held for trading derivatives	10,253	—	—	—	—
Rental expenses relating to operating leases	71,695	43,883	33,489	—	—
Net foreign exchange losses	48	—	59	—	—
Defined contribution superannuation expense	8,042	6,275	5,949	—	—
Share-based payment expense	9,258	13,388	2,831	—	—
Research and development	1,724	2,082	2,515	—	—

ANNUAL REPORT 2009	63

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 6 — EXPENSES (CONTINUED)
(B) (LOSS)/PROFIT BEFORE INCOME TAX INCLUDES THE FOLLOWING EXPENSES WHICH ARE INCLUDED DUE TO THEIR SIZE OR NATURE:

	CONSOLIDATED			PARENT
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000

Write-down of inventory to net realisable value	119,418	—	—	—	—
Sarbanes-Oxley related professional fees[1]	9,661	—	—	—	—
Withdrawal liability related to a multi-employer pension plan[2]	3,422	—	—	—	—
Impairment provisions for trade receivables[3]	23,678	590	(436)	—	—
Professional fees and other costs incurred in connection with Fairless Iron & Metal acquisition[4]	2,541	—	—	—	—
Redundancies	5,481	5,605	—	—	—
Loss on sale of subsidiaries (Note 27)	2,577	—	—	—	—
Impairment loss on fire destroyed assets	—	71	6,784	—	—
Asset impairments and yard closure costs[5]	13,669	4,553	—	—	—
Merger costs[6]	4,048	1,387	—	—	—

[1]	Represents external professional fees related to the compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (United States).

[2]	Represents a termination liability associated with the withdrawal from a multi-employer pension plan in the United States.

[3]	Represents provisions recorded for trade debtors for which the Group believes collectibility is in doubt. Refer to Note l(m).

[4]	The acquisition of Fairless Iron & Metal was completed on 3 July 2009. As a result, the Group has applied the transitional principles consistent with the revised AASB 3 whereby transaction costs are expensed for all acquisitions prospectively from 1 July 2009. Refer to Note l(ac)(iii).

[5]	Amounts represent the write-down of equipment as a result of asset retirements and rationalisation, write-down of an investment and costs related to yard closures.

[6]	Merger costs include integration bonuses, retention incentives and other costs associated with the post merger rationalisation of the Sims Metal Management Limited and Metal Management Inc businesses.
NOTE 7 — INCOME TAX AND DEFERRED TAX
(A) INCOME TAX EXPENSE

	CONSOLIDATED			PARENT
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000

Current income tax charge/(benefit)	27,511	217,056	119,860	(353)	(391)
Adjustments for prior years	(10,284)	5,485	176	—	—
Deferred income tax	8,326	(6,197)	(5,366)	—	—

	25,553	216,344	114,670	(353)	(391)
Income tax expense on equity accounted profits (Note 29)	2,580	4,161	2,281	—	—

	28,133	220,505	116,951	(353)	(391)

Deferred income tax expense included in income tax expense comprises:
Decrease/(increase) in deferred tax assets	15,503	9,991	(25,268)	—	—
(Decrease)/increase in deferred tax liabilities	(7,177)	(16,188)	19,902	—	—

	8,326	(6,197)	(5,366)	—	—

64	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
(B) RECONCILIATION OF INCOME TAX EXPENSE TO ACCOUNTING (LOSS)/PROFIT BEFORE TAX

	CONSOLIDATED			PARENT
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000

Accounting (loss)/profit before income tax	(122,162)	660,603	356,889	229,824	168,901

Tax at the standard Australian rate of 30%	(36,649)	198,181	107,067	68,947	50,671
Adjustments for prior years	(10,284)	5,485	176	—	—
Effect of tax rates in other jurisdictions	12,039	34,407	13,004	—	—
Non-deductible expenses	3,477	3,588	787	—	—
Non-assessable gain on formation of jointly controlled entity	—	(12,983)	—	—	—
Non-assessable income	(1,059)	(6,467)	(10)	—	—
Non-deductible goodwill impairment	57,234	—	—	—	—
Current year tax losses not previously recognised	—	(66)	(554)	—	—
Dividends received from subsidiaries	—	—	—	(69,300)	(51,062)
Other	3,375	(1,640)	(3,519)	—	—

Income tax expense (benefit)	28,133	220,505	116,951	(353)	(391)

(C) AMOUNTS RECOGNISED DIRECTLY TO EQUITY

	CONSOLIDATED			PARENT
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000

Share-based payments	7,744	(6,875)	—	—	—
Foreign exchange gain/(loss) on US$ receivable	20,445	(14,451)	(9,338)	—	—
Defined benefit plans	(2,715)	(3,463)	1,512	—	—
Cash flow hedges	(445)	(4,677)	5,559	—	—

Total deferred tax debited/(credited) to equity	25,029	(29,466)	(2,267)	—	—

(D) DEFERRED TAX ASSETS AND LIABILITIES

	CONSOLIDATED		PAREN
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Deferred tax assets
The balance comprises temporary difference attributable to:
(amounts recognised in profit and loss):
— Provisions and other accruals	22,235	5,111	—	—
— Employee benefits	9,346	16,722	—	—
— Stores and consumables	5,126	—	—	—
— Property, plant and equipment	4,437	7,103	—	—
— Jointly controlled associates	1,152	8,850	—	—
— Foreign exchange losses	1,991	—	—	—
— Share-based payments	7,281	20,125	—	—
— Other	12,058	18,538	—	—

	63,626	76,449	—	—

(amounts recognised directly in equity):
— Share-based payments	—	6,875	—	—
— Defined benefit plans	4,666	—	—	—
— Foreign exchange losses on US$ receivable	3,344	23,789	—	—
— Other	—	2,869	—	—

	8,010	33,533	—	—

ANNUAL REPORT 2009	65

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 7 — INCOME TAX AND DEFERRED TAX (CONTINUED)
(D) DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Deferred tax assets (continued)
Movements
Balance at 1 July	109,982	63,221	—	—
Charged to income statement	(15,503)	(9,991)	—	—
Adjustments for prior years	8,682	—	—	—
Transfers to deferred tax liabilities	(17,173)	—	—	—
Charged directly to equity	(26,115)	24,195	—	—
Acquisitions	—	38,532	—	—
Foreign exchange differences	11,763	(5,975)	—	—

Balance at 30 June	71,636	109,982	—	—

Deferred tax assets to be recovered within 12 months	41,410	23,649	—	—
Deferred tax assets to be recovered after 12 months	30,226	86,333	—	—

	71,636	109,982	—	—

Deferred tax liabilities
The balance comprises temporary differences attributable to:
(amounts recognised in profit and loss):
- Intangibles	65,682	68,485	—	—
— Property, plant and equipment	76,167	67,198	—	—
— Other	5,976	10,973	—	—

	147,825	146,656	—	—

(amounts recognised directly in equity):
- Share-based payments	869	—	—	—
— Cash flow hedges	149	—	—	—
— Defined benefit plans	—	1,512	—	—

	1,018	1,512	—	—

Movements
Balance at 1 July	148,168	85,516	—	—
Charged to income statement	(7,177)	(16,188)	—	—
Adjustments for prior years	(3,227)	—	—	—
Transfers from deferred tax assets	(17,173)	—	—	—
Charged directly to equity	(1,088)	(5,271)	—	—
Acquisitions/disposals	942	95,733	—	—
Foreign exchange differences	28,398	(11,622)	—	—

Balance at 30 June	148,843	148,168	—	—

Deferred tax liabilities to be settled within 12 months	5,976	10,973	—	—
Deferred tax liabilities to be settled after 12 months	142,867	137,195	—	—

	148,843	148,168	—	—

(E) TAX LOSSES
Deferred tax assets are recognised for carried forward tax losses to the extent that realisation of the related tax benefit through future taxable profits is probable. As at 30 June 2009, the Group has unused tax losses (primarily for states in the United States) of A$55.2 million (2008: A$10.8 million) available for offset against future profits. A deferred tax asset has been recognised in respect of A$2.2 million (2008: A$0.4 million) of such losses.
The benefit of tax losses will only be obtained if (i) the Group derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised; (ii) the Group continues to comply with the conditions for deductibility imposed by tax legislation; and (iii) no changes in tax legislation adversely affects the Group in realising the benefit from the deduction for the losses.
No deferred tax asset has been recognised in respect of the remaining unused tax losses of A$39.9 million (2008: A$20.8 million) due to the unpredictability of future profit streams in the relevant jurisdictions.

66	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
(F) UNRECOGNISED TEMPORARY DIFFERENCES
As at 30 June 2009, there were no unrecognised temporary differences associated with the Group’s investments in subsidiaries, associates, or jointly controlled entities, as the Group has no liability for additional taxation should unremitted earnings be remitted.
(G) TAX CONSOLIDATION
Sims Metal Management Limited and its wholly-owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 November 2005. Sims Metal Management Limited is the head entity of the tax consolidated group. Members of the tax consolidated group have entered into a tax sharing and funding agreement that provides for the allocation of income tax liabilities between entities should the head entity default on its tax payment obligations. No amounts have been recognised in the consolidated financial statements in respect of this agreement on the basis that the probability of default is remote.
(H) TAX EFFECT ACCOUNTING BY MEMBERS OF THE AUSTRALIAN TAX CONSOLIDATED GROUP
Sims Metal Management Limited as the head entity and the controlled entities in the Australian tax consolidated group continue to account for their own current and deferred tax amounts. The Group has applied the group allocation approach in determining the appropriate amount of current taxes to allocate to members of the Australian tax consolidated group.
In addition to its own current and deferred tax amounts, the head entity also recognises current tax liabilities (or assets) assumed from controlled entities in the Australian tax consolidated group.
The amounts receivable or payable under the tax sharing agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments.
NOTE 8 — TRADE AND OTHER RECEIVABLES

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Current:
Trade receivables	286,078	743,006	—	—
Provision for impairment of receivables	(8,962)	(949)	—	—

	277,116	742,057	—	—

Other receivables and deferred expenses	60,655	84,171	—	—
Prepayments	12,538	13,290	—	—
Net tax-related amounts receivable from subsidiaries	—	—	—	41,147

	73,193	97,461	—	41,147

	350,309	839,518	—	41,147

Non-current:
Trade receivables	7,777	—	—	—
Other	9,705	2,963	—	—

	17,482	2,963	—	—

Occasionally, the Group will sell a portion of its trade receivables to a third party under an uncommitted facility agreement. All credit risk passes to the third party at the time of the assignment, such that the Group has no further exposure to default by the specific trade debtors. The third party is not obliged to accept offers of receivables and the Group is not obligated to make offers or pay commitment fees to the third party. The Group does not generally insure trade receivables.
(A) MOVEMENTS IN PROVISION FOR IMPAIRMENT OF RECEIVABLES

	CONSOLIDATED			PARENT
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000

Balance at 1 July	949	1,760	3,015	—	—
Acquisitions	—	145	—	—	—
Provision for impairment/(write-back) recognised during the year	23,678	590	(436)	—	—
Receivables written-off during the year as uncollectible	(15,098)	(1,528)	(785)	—	—
Foreign exchange differences	(567)	(18)	(34)	—	—

Balance at 30 June	8,962	949	1,760	—	—

The creation and release of the provision for impaired receivables has been included in other expenses in the income statement. Refer to Note 1(m).

ANNUAL REPORT 2009	67

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 8 — TRADE AND OTHER RECEIVABLES (CONTINUED)
(B) PAST DUE BUT NOT IMPAIRED
As at 30 June 2009, receivables of A$83.5 million (2008: A$260.2 million) were past due but not impaired and the Group does not hold any material collateral in relation to these receivables. These relate to a number of independent customers for whom there is no recent history of default.
The ageing analysis of these receivables are as follows:

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
DAYS OVERDUE	A$’000	A$’000	A$’000	A$’000

1-30 days	51,494	191,382	—	—
31-60 days	13,657	50,141	—	—
Over 60 days	18,374	18,645	—	—

	83,525	260,168	—	—

(C) OTHER RECEIVABLES AND DEFERRED EXPENSES
Other receivable amounts generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.
(D) NET TAX-RELATED AMOUNTS RECEIVABLE FROM SUBSIDIARIES
Net tax-related amounts receivable from subsidiaries generally arise from the tax funding agreement with the Australian tax consolidated entities.
NOTE 9 — INVENTORY

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Raw materials at net realisable value	101,926	230,934	—	—
Stores and spare parts at net realisable value	36,526	29,179	—	—
Finished goods at net realisable value	330,671	750,808	—	—

	469,123	1,010,921	—	—

(A) INVENTORY EXPENSE
Inventories recognised as expense during the year ended 30 June 2009 amounted to A$6.4 billion (2008: A$5.4 billion). Write-downs of inventories to net realisable value are disclosed in Note 6.
NOTE 10 — DERIVATIVE FINANCIAL INSTRUMENTS

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Current assets:
Forward foreign exchange contracts — cash flow hedges	713	33	—	—
Forward commodity contracts — held for trading	—	3,901	—	—
Forward commodity contracts — cash flow hedges	—	14	—	—

	713	3,948	—	—

Current liabilities:
Forward foreign exchange contracts — cash flow hedges	211	247	—	—
Forward commodity contracts — held for trading	9,689	—	—	—
Forward foreign exchange contracts — held for trading	564	—	—	—
Forward commodity contracts — cash flow hedge	—	2,216	—	—

	10,464	2,463	—	—

During the year ended 30 June 2009, a net after tax gain of A$0.4 million (2008: after tax loss of A$0.6 million) resulting from the change in the fair value of derivatives were taken directly to equity in the cash flow hedge reserve. These changes constitute the effective portion of the hedging relationship. Net after tax loss of A$0.6 million (2008: after tax gain of A$9.0 million) recognised in the cash flow hedging reserve were transferred to the income statement during the year ended 30 June 2009.

68	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 11 — OTHER FINANCIAL ASSETS

	C0NSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Investments in controlled entities (Note 28)	—	—	4,026,774	4,026,736

NOTE 12 — PROPERTY, PLANT AND EQUIPMENT
In the current year, the Group revised its accounting policy for the valuation of land, buildings and leasehold improvements from the revaluation method to the historical cost method in accordance with AASB 116, “Property, Plant and Equipment”. The new policy has been applied retrospectively with the impact on comparative information in relation to the 2008 and 2007 financial years disclosed in Note 1(b)(vi).

			LEASEHOLD		CAPITAL
	FREEHOLD		IMPROVE-	PLANT &	WORK IN
	LAND	BUILDINGS	MENTS	EQUIPMENT	PROGRESS	TOTAL
CONSOLIDATED	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

At 30 June 2009
Cost	254,506	187,006	53,808	817,684	99,502	1,412,506
Accumulated depreciation	—	(33,811)	(17,900)	(413,070)	—	(464,781)

Net book amount	254,506	153,195	35,908	404,614	99,502	947,725

Year ended 30 June 2009
Balance at 1 July	212,349	123,867	24,480	368,779	55,217	784,692
Additions	6,870	20,313	13,630	63,459	83,202	187,474
Disposals	(218)	(3,242)	—	(1,220)	—	(4,680)
Transfers	1,051	5,714	1,022	33,617	(42,684)	(1,280)
Impairment loss (Note 6)	—	—	—	(10,021)	—	(10,021)
Depreciation expense	—	(11,443)	(4,594)	(104,706)	—	(120,743)
Acquisition of subsidiaries (Note 27)	3,698	4,365	52	18,993	—	27,108
Disposal of subsidiaries	(1,061)	(554)	—	(5,443)	—	(7,058)
Foreign exchange differences	31,817	14,175	1,318	41,156	3,767	92,233

Balance at 30 June	254,506	153,195	35,908	404,614	99,502	947,725

At 30 June 2008
Cost	212,349	142,013	35,611	688,690	55,217	1,133,880
Accumulated depreciation	—	(18,146)	(11,131)	(319,911)	—	(349,188)

Net book amount	212,349	123,867	24,480	368,779	55,217	784,692

Year ended 30 June 2008
Balance at 1 July	150,103	89,663	26,773	239,464	35,514	541,517
Additions	8,081	2,933	10,747	49,116	58,814	129,691
Disposals	(7,153)	(264)	(51)	(234)	—	(7,702)
Impairment loss	—	—	—	(71)	—	(71)
Transfers	9,716	17,627	1,224	13,369	(41,936)	—
Transfer to SA Recycling (Note 29)	(31,351)	(1,378)	(10,219)	(25,614)	(2,874)	(71,436)
Depreciation expense	—	(7,303)	(2,765)	(55,728)	—	(65,796)
Acquisition of subsidiaries	98,695	29,320	1,114	165,304	9,320	303,753
Foreign exchange differences	(15,742)	(6,731)	(2,343)	(16,827)	(3,621)	(45,264)

Balance at 30 June	212,349	123,867	24,480	368,779	55,217	784,692

ANNUAL REPORT 2009	69

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 13 — GOODWILL
(A) MOVEMENTS IN CARRYING AMOUNTS

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Cost	1,312,599	1,169,883	—	—
Accumulated impairment*	(165,814)	(3,349)	—	—

Net book value	1,146,785	1,166,534	—	—

Balance at 1 July	1,166,534	532,240	—	—
Transfer to SA Recycling LLC	—	(173,652)	—	—
Impairment charge	(191,094)	(3,349)	—	—
Acquisition of subsidiaries (Note 27)	43,999	826,463	—	—
Fair value adjustments to prior year acquisitions	(587)	—	—	—
Other	(1,726)	—	—	—
Foreign exchange differences	129,659	(15,168)	—	—

Balance at 30 June	1,146,785	1,166,534	—	—

*	Accumulated impairment as at 30 June 2008 of A$3.3 million related to the Group’s Tyrecycle CGU which was sold on 30 June 2009 (refer to Note 27).
(B) ALLOCATION OF GOODWILL BY SEGMENT AND CGU GROUPING

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Australasia	20,931	26,870	—	—
North America	1,005,620	1,025,617	—	—
Europe	120,234	114,047	—	—

	1,146,785	1,166,534	—	—

(C) GOODWILL IMPAIRMENT TESTING
The Group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired as was the case during the year ended 30 June 2009. Due to the current economic environment, changes to the Group’s operating results and forecasts, and a significant reduction in the Group’s market capitalisation, the Group determined a triggering event had occurred and performed a goodwill impairment test during the period.
In accordance with AASB 136, “Impairment of Assets”, the Group performed its goodwill impairment test by comparing the recoverable amount of each CGU with its carrying amount, including goodwill. CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For the purposes of assessing impairment, assets are grouped at the lowest CGU level for which there are separately identifiable cash flows. The recoverable amount of a CGU was determined based on value-in-use calculations.
(D) KEY ASSUMPTIONS USED FOR VALUE-IN-USE CALCULATIONS
The value-in-use calculations use a 5-year cash flow projection which is based on the 2010 financial budget (as approved by the board) and a 4-year forecast prepared by management. A terminal value is included in the final year of the cash flow calculation. The cash flows are discounted using a rate for each CGU based on an estimate of the Group’s weighted average cost of capital adapted for the regions and currencies in which the CGUs operate. The after-tax discount rates ranged between 10.5% and 12.0% (2008: 12% for all CGUs). The current year pre-tax discount rates ranged between 12.5% and 17.0%.
The cash flow projections are based on management’s best estimates, with reference to historical results, to determine income, expenses, capital expenditures and cash flows for each CGU. These projections incorporate estimates of volumes, prices and margins. The growth rate assumptions ranged from 1.5% to 3.0% reflecting achievement of a long-term estimate of inflation in the region in which each CGU operates. The assumptions reflect past experience and also factor in current and expected economic conditions.
(E) IMPAIRMENT CHARGE
As a result of the impairment review, the Group recognised a non-cash impairment charge of A$191.1 million in the year ended 30 June 2009 (2008: A$3.3 million). The charge related to the write-off of goodwill in relation to four CGUs within the North America segment, operating in the ferrous and non-ferrous secondary recycling product groups, and one secondary processing CGU in the Australasia segment. In the event of continued adverse economic conditions in the markets in which the Group operates, the Group will continue to monitor its goodwill, indefinite-lived intangible assets and long-lived assets for possible future impairment.
(F) IMPACT OF POSSIBLE CHANGES IN KEY ASSUMPTIONS
With regard to the assessment of the value-in-use of each CGU, a sensitivity analysis was conducted on the effect of changes in forecasted cash flows and discount rates. If forecasted cash flows were to decrease by 10% for each CGU, an additional impairment charge of A$19.1 million would be required in respect of one CGU in the North America segment not currently impaired. If discount rates were to increase by 1% for each CGU, an additional impairment charge of A$39.3 million would be required in respect of two CGUs within the North America segment, one of which was impaired during the period, the other is not currently impaired.

70	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 14 — INTANGIBLE ASSETS

	SUPPLIER
	RELATION-
	SHIPS	TRADE NAMES	PERMITS	CONTRACTS	OTHER	TOTAL
CONSOLIDATED	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

At 30 June 2009
Cost	262,937	38,329	9,759	33,350	—	344,375
Accumulated amortisation	(75,316)	(2,481)	—	(27,768)	—	(105,565)

Net book amount	187,621	35,848	9,759	5,582	—	238,810

Year ended 30 June 2009
Balance at 1 July	189,896	31,830	4,295	9,478	123	235,622
Acquisitions	7,044	—	—	708	—	7,752
Transfers	(3,403)	—	3,526	—	(123)	—
Amortisation charge	(39,967)	(2,077)	—	(8,033)	—	(50,077)
Foreign exchange differences	34,051	6,095	1,938	3,429	—	45,513

Balance at 30 June	187,621	35,848	9,759	5,582	—	238,810

At 30 June 2008
Cost	219,799	32,308	4,295	25,499	195	282,096
Accumulated amortisation	(29,903)	(478)	—	(16,021)	(72)	(46,474)

Net book amount	189,896	31,830	4,295	9,478	123	235,622

Year ended 30 June 2008
Balance at 1 July	72,287	—	7,609	13,240	1,038	94,174
Acquisitions	169,110	34,468	1,682	5,823	395	211,478
Transfer to SA Recycling LLC	(17,804)	—	(3,957)	—	(1,012)	(22,773)
Amortisation charge	(20,626)	(487)	—	(6,907)	(176)	(28,196)
Acceleration of amortisation	—	—	—	(1,094)	—	(1,094)
Foreign exchange differences	(13,071)	(2,151)	(1,039)	(1,584)	(122)	(17,967)

Balance at 30 June	189,896	31,830	4,295	9,478	123	235,622

NOTE 15 — TRADE AND OTHER PAYABLES

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Trade payables	309,626	904,805	—	—
Other payables	219,930	153,634	255	72
Deferred income	8,391	3,814	—	—
Amounts payable to subsidiaries (including taxes paytable)	—	—	284,576	343,411

	537,947	1,062,253	284,831	343,483

NOTE 16 — BORROWINGS

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Current borrowings	811	877	—	—

Non-current borrowings:
Bank loans	173,394	397,081	—	—
Other borrowings	939	456	—	—

	174,333	397,537	—	—

Bank loans are unsecured but are subject to guarantees/cross guarantees, cross defaults and indemnities (as appropriate) from the Parent and some of its subsidiaries. Further information relating to interest rates, facility arrangements and fair values is set out in Note 2.

ANNUAL REPORT 2009	71

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 17 — PROVISIONS

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Current:
Employee entitlements	14,794	21,004	—	—
Other	7,006	7,060	—	—

	21,800	28,064	—	—

Non-current:
Employee entitlements	12,158	10,307	—	—
Environmental compliance	5,259	6,875	—	—
Contingent consideration — business combinations	14,244	17,547	—	—
Other	2,365	—	—	—

	34,026	34,729	—	—

The environmental compliance provision is an estimate of costs for property remediation that will be required in the future.
The contingent consideration provision is an estimate of final consideration payable in respect of business combinations likely to be paid in the future. The amounts are typically based on the future profitability of the businesses acquired. Refer to Note 1(j).
(A) MOVEMENTS IN CARRYING AMOUNTS

	CURRENT	NON-CURRENT
		CONTINGENT	ENVIRON-
		CONSIDER-	MENTAL
	OTHER	ATION	COMPLIANCE	OTHER
CONSOLIDATED	A$’000	A$’000	A$’000	A$’000

Balance at 1 July	7,060	17,547	6,875	—
Reclassifications/transfers	(1,281)	(1,967)	—	1,967
Additional provisions recognised	1,907	1,641	—	233
Payments	(758)	—	(3,144)	(198)
Purchase accounting adjustment	—	(3,535)	—	—
Foreign exchange differences	78	558	1,528	363

Balance at 30 June	7,006	14,244	5,259	2,365

NOTE 18 — RETIREMENT BENEFIT OBLIGATIONS
The Group operates various defined benefit plans for certain employees. The plans provide benefits based on years of service and/or final average salary.
The following sets out details in respect of the defined benefits sections only. The expense recognised in relation to the defined contribution plans is disclosed in Note 6.
(A) BALANCE SHEET AMOUNTS
The amounts recognised in the balance sheet are determined as follows:

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Present value of the defined benefit obligation	73,410	81,559	—	—
Fair value of defined benefit plan assets	(62,231)	(76,731)	—	—

Net liability in the balance sheet	11,179	4,828	—	—

The Group has no legal obligation to settle this liability with an immediate contribution or additional one-off contributions. The Group intends to continue to contribute to the defined benefit plans based on recommendations from its actuaries.

72	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
(B) RECONCILIATIONS

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Reconciliation of the present value of the defined benefit obligation, which is partly funded:
Balance at 1 July	81,559	69,976	—	—
Current service cost	2,167	2,012	—	—
Interest cost	5,001	3,933	—	—
Actuarial gains	(8,679)	(535)	—	—
Benefits paid	(9,725)	(3,333)	—	—
Contributions paid by members	471	496	—	—
Acquired in business combinations	—	14,002	—	—
Plan changes	231	—	—	—
Foreign exchange differences	2,385	(4,992)	—	—

Balance at 30 June	73,410	81,559	—	—

Reconciliation of the fair value of plan assets:
Balance at 1 July	76,731	77,430	—	—
Expected return on plan assets	5,522	5,466	—	—
Actuarial losses	(16,867)	(11,825)	—	—
Contributions by Group	3,815	2,147	—	—
Contributions paid by members	471	496	—	—
Benefits paid	(9,725)	(3,333)	—	—
Acquired in business combinations	—	12,468	—	—
Foreign exchange differences	2,284	(6,118)	—	—

Balance at 30 June	62,231	76,731	—	—

(C) AMOUNTS RECOGNISED IN THE INCOME STATEMENT

	CONSOLIDATED			PARENT
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000

Current service cost	2,167	2,012	2,663	—	—
Interest cost	5,001	3,933	3,921	—	—
Curtailment/settlement gain	—	—	(1,726)	—	—
Expected return on plan assets	(5,522)	(5,466)	(4,968)	—	—

Total included in employee benefits expense	1,646	479	(110)	—	—

Actual return on plan assets	(11,345)	(6,359)	8,922	—	—

(D) AMOUNTS RECOGNISED IN STATEMENTS OF RECOGNISED INCOME AND EXPENSE

	CONSOLIDATED			PARENT
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000

Actuarial (loss)/gain recognised in the year	(8,188)	(11,290)	6,723	—	—
Deferred tax	2,715	3,463	(1,512)	—	—

Defined benefit plan actuarial (loss)/gain, net of tax	(5,473)	(7,827)	5,211	—	—

Cumulative actuarial (losses)/gains (gross of tax) recognised in the statement of recognised income and expense	(13,941)	(5,753)	5,537	—	—

ANNUAL REPORT 2009	73

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 18 — RETIREMENT BENEFIT OBLIGATIONS (CONTINUED)
(E) CATEGORIES OF PLAN ASSETS
The major categories of plan assets are as follows:

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Cash	15,504	18,816	—	—
Equity instruments	36,360	41,498	—	—
Debt instruments	7,022	9,675	—	—
Property	3,345	6,005	—	—
Other assets	—	737	—	—

Total plan assets	62,231	76,731	—	—

(F) PRINCIPAL ACTUARIAL ASSUMPTIONS

	CONSOLIDATED
	2009	2008	2007
	%	%	%

Australia
Discount rate	4.6	5.5	5.3
Expected rate of return on plan assets	8.0	8.0	8.0
Future salary increases	3.0	5.0	5.0
United Kingdom
Discount rate	6.2	6.2	5.8
Expected rate of return on plan assets	6.1	6.4	5.8
Future salary increases	4.0	5.0	4.8
United States
Discount rate	6.5	6.0	—
Expected rate of return on plan assets	8.0	8.0	—
Future salary increases	3.5	3.5	—
The expected rate of return on plan assets has been based on historical and future expectations of returns for each of the major categories of asset classes as well as the expected and actual allocation of plan assets to these major categories. This resulted in the selection of the weighted average returns of plan assets for each of the defined benefit plans as set out above.
(G) EMPLOYER CONTRIBUTIONS
Employer contributions to the defined benefit section of the plans are based on recommendations by the plan’s actuaries. Actuarial assessments are made at no more than one year intervals, and the last such assessment was made as at 30 June 2009.
The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuaries have adopted a method of funding benefits known as the aggregate funding method. This funding method seeks to have benefits funded by means of a total contribution which is expected to be a constant percentage of members’ salaries over their working lifetimes.
Using the funding method described above and particular actuarial assumptions as to the plan’s future experience, the actuaries recommended, in their review as at 30 June 2009, a contribution amount that would be sufficient to meet the Group’s obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the 2010 financial year is A$4.3 million for Australia, A$0.7 million for United Kingdom, and A$0.2 million for the United States.
(H) HISTORIC SUMMARY

	2009	2008	2007	2006	2006
CONSOLIDATED	A$’000	A$’000	A$’000	A$’000	A$’000

Defined benefit plan obligation	73,410	81,559	69,976	87,062	82,913
Plan assets	(62,231)	(76,731)	(77,430)	(82,232)	(60,720)

Deficit/(surplus)	11,179	4,828	(7,454)	4,830	22,193

Experience adjustments arising on plan liabilities	(8,679)	(535)	(2,769)	(2,602)	9,687

Experience adjustments arising on plan assets	16,867	11,825	(3,954)	(3,319)	(2,580)

74	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 19 — CONTRIBUTED EQUITY
(A) SHARE CAPITAL

	CONSOLIDATED		PARENT
	2009 A$’000	2008 A$’000	2009 A$’000	2008 A$’000

Ordinary shares — fully paid	2,352,928	2,325,924	3,673,584	3,646,580

Ordinary shares trade on the Australian Securities Exchange (“ASX”) and entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and, on a poll, one vote per share for every member present in person or by proxy, attorney or representative. Ordinary shares have no par value. The Company’s shares also trade on the New York Stock Exchange in the form of American Depositary Shares (“ADS”) with one ordinary share equaling one ADS. ADSs have the same rights as ordinary shares including participation in dividends and voting rights.
Refer to the accounting policy in Note 1 relating to the basis of preparation for the Parent entity.
(B) MOVEMENTS IN ORDINARY SHARES

	NUMBER OF	CONSOLIDATED	PARENT
	SHARES	A$’000	A$’000

Balance at 1 July 2007	125,851,663	811,976	2,132,632
Issued under long-term incentive plans	176,142	—	—
Issued under the employee share plan recognised as issued following repayment of associated employee loans	82,659	1,491	1,491
Issued on acquisition of Metal Management Inc	53,473,817	1,490,090	1,490,090
Issued under the dividend reinvestment plan	617,417	18,123	18,123
Issued on exercise of share options	215,250	4,244	4,244

Balance at 30 June 2008	180,416,948	2,325,924	3,646,580
Issued under long-term incentive plans	257,282	—	—
Issued under the employee share plan recognised as issued following repayment of associated employee loans	27,838	442	442
Issued under the dividend reinvestment plan	1,384,554	26,562	26,562
Shares issued to employees for integration bonus	60,096	—	—

Balance at 30 June 2009 for accounting purposes	182,146,718	2,352,928	3,673,584
Issue of ordinary shares under the employee share scheme deemed to be options for accounting purposes	80,851	—	—

Balance at 30 June 2009 per share register	182,227,569	2,352,928	3,673,584

(C) EMPLOYEE SHARE SCHEME AND OTHER SHARE OWNERSHIP PLANS
Further details on the employee share scheme as well as other share ownership plans are set out in Note 24.
(D) DIVIDEND REINVESTMENT PLAN
The Company has established a dividend reinvestment plan under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by issue of new ordinary shares rather than by being paid cash. Shares issued in the year ended 30 June 2009 under the plan were at a 2.5% discount to the market price.
NOTE 20 — RESERVES AND RETAINED PROFITS
(A) RESERVES

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Share-based payments reserve	38,426	36,141	38,426	36,141
Cash flow hedging reserve	391	(607)	—	—
Foreign currency translation reserve	127,228	(209,869)	—	—

	166,045	(174,335)	38,426	36,141

ANNUAL REPORT 2009	75

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 20 — RESERVES AND RETAINED PROFITS (CONTINUED)
(B) MOVEMENTS IN RESERVES

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Share-based payments reserve
Balance at 1 July	36,141	5,355	36,141	5,355
Share-based payment expense	9,258	13,388	9,258	13,388
Shares issued to employees for integration bonus	771	—	771	—
Share options assumed from Metal Management Inc	—	10,523	—	10,523
Deferred tax on current year movements	(7,744)	6,875	(7,744)	6,875

Balance at 30 June	38,426	36,141	38,426	36,141

Hedging reserve — cash flow hedges
Balance at 1 July	(607)	9,049	—	—
Revaluation	540	(13)	—	—
Deferred tax on revaluation	(149)	(594)	—	—
Transfer to net profit — gross	13	(14,320)	—	—
Deferred tax on transfer to net profit	594	5,271	—	—

Balance at 30 June	391	(607)	—	—

Foreign currency translation reserve
Balance at 1 July	(209,683)	(79,069)	—	—
Currency translation differences arising during the year	336,911	(130,800)	—	—

Balance at 30 June	127,228	(209,869)	—	—

(C) NATURE AND PURPOSE OF RESERVES
(I) SHARE-BASED PAYMENT RESERVE
The share-based payments reserve is used to recognise the fair value of share-based awards issued to employees.
(II) HEDGING RESERVE
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in Note 1(r). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.
(III) FOREIGN CURRENCY TRANSLATION RESERVE
Exchange differences arising on translation of investment in the net assets of foreign controlled entities are taken to the foreign currency translation reserve, as described in Note l(e). The reserve is recognised in profit and loss when the net investment is disposed or borrowings forming part of the net investment are repaid.
(D) RETAINED PROFITS

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Balance at 1 July	682,335	420,734	923	6,343
Effect of accounting policy change	—	4,042	—	—

Restated balance at 1 July	682,335	424,776	923	6,343
(Loss)/profit after tax	(150,295)	440,098	230,177	169,292
Dividends paid	(186,493)	(174,712)	(186,493)	(174,712)
Actuarial loss on defined benefit plans, net of tax	(5,473)	(7,827)	—	—

Balance at 30 June	340,074	682,335	44,607	923

76	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 21 — DIVIDENDS
(A) RECOGNISED AMOUNTS

	CONSOLIDATED			PARENT
	2009 A$’000	2008 A$’000	2007 A$’000	2009 A$’000	2008 A$’000

Declared and paid during the year
Interim dividend 2009 paid at 28 cents per share franked 100% at a 30% tax rate	50,924	—	—	50,924	—
Final dividend 2008 paid at 75 cents per share franked 23% at a 30% tax rate	135,569	—	—	135,569	—
Interim dividend 2008 paid at 55 cents per share franked 47% at a 30% tax rate	—	99,013	—	—	99,013
Final dividend 2007 paid at 60 cents per share franked 51% at a 30% tax rate	—	75,699	—	—	75,699
Interim dividend 2007 paid at 60 cents per share franked 57% at a 30% tax rate	—	—	75,240	—	—
Final dividend 2006 paid at 60 cents per share franked 51% at a 30% tax rate	—	—	74,782	—	—

Total dividends paid	186,493	174,712	150,022	186,493	174,712

Shares issued under the dividend reinvestment plan	(26,562)	(18,123)	(29,996)	(26,562)	(18,123)

Total cash dividends paid	159,931	156,589	120,026	159,931	156,589

(B) DIVIDENDS NOT RECOGNISED AT YEAR END
Since the end of the year, the directors have determined the payment of a final dividend of 10 cents per share franked at 100% based on a 30% tax rate. The aggregate amount of the proposed dividend expected to be paid on 26 October 2009 out of consolidated retained profits as at 30 June 2009, but not recognised as a liability at year end is A$18.2 million (2008: A$135.4 million; 2007: A$75.7 million).
(C) FRANKED DIVIDENDS
The franked portions of the final dividends recommended after 30 June 2009 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ended 30 June 2010.

	PARENT
	2009 A$’000	2008 A$’000

Franking credits available for the subsequent financial year based on tax rate of 30% (2008: 30%)	27,515	47,786

The above amounts represent the balances of the franking accounts at year end, adjusted for:
•	franking credits that will arise from the payment of income tax payable as at 30 June 2009;

•	franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date; and

•	franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.
The impact on the franking account of the dividend determined by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of A$7.8 million (2008: A$13.4 million).
NOTE 22 — CONTINGENCIES
Details of contingent liabilities for which no amounts are recognised in the consolidated financial statements are detailed below.
(A) GUARANTEES

	CONSOLIDATED		PARENT
	2009 A$’000	2008 A$’000	2009 A$’000	2008 A$’000

Bank guarantees — subsidiaries	64,274	22,869	54,752	22,869
Borrowing guarantee — SA Recycling LLC	83,880	129,857	83,880	129,857

Total guarantees	148,154	152,726	138,632	152,726

The Parent entity, subsidiaries, joint venture operations, jointly controlled entities and associated companies have given a number of guarantees in respect of the performance of contracts and workers compensation insurance entered into in the ordinary course of business.

ANNUAL REPORT 2009	77

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 22 — CONTINGENCIES (CONTINUED)
(B) ENVIRONMENTAL CLAIMS
The Group is subject to comprehensive environmental requirements relating to, among others, the acceptance, storage, treatment, handling and disposal of solid waste and hazardous waste, the discharge of materials into air, the management and treatment of wastewater and storm water, and the remediation of soil and groundwater contamination. As a consequence, the Group has incurred and will continue to incur environmental costs and liabilities associated with site and facility operation, closure, remediation, monitoring and licensing. Provisions have been made in respect of estimated environmental liabilities where obligations are known to exist and can be reasonably measured. However, additional liabilities may emerge due to a number of factors including changes in environmental laws and regulations in each of the jurisdictions in which the Group operates or has operated. The Group cannot predict the extent to which it may be affected in the future by any such changes in legislation or regulation.
(C) LEGAL CLAIMS
Various Group companies are parties to legal actions and claims that arise in the ordinary course of their business. While the outcome of such legal proceedings cannot be readily foreseen, the Group believes that they will be resolved without material effect on its financial position. Provision has been made for known obligations where the existence of the liability is probable and can be reasonably estimated.
(D) TAX AUDITS
The Group files income tax returns in many jurisdictions throughout the world. Various tax authorities are currently reviewing or auditing the Group’s income tax returns. Tax returns contain matters that could be subject to differing interpretations of applicable tax laws and regulations. While it is difficult to predict the ultimate outcome in some cases, the Group does not anticipate that there will be any material impact upon the Group’s financial position.
(E) SUBSIDIARIES
Under the terms of a Deed of Cross Guarantee entered into in accordance with ASIC Class Order 98/1418 (as amended by Class Orders 98/2107, 00/0321, 01/1087, 02/0248 and 02/1017), the Parent entity has undertaken to meet any shortfall which might arise on the winding up of controlled entities which are party to the deed as described in Note 28. The controlled entities are not in liquidation and there is no indication that they will be wound up.
NOTE 23 — COMMITMENTS
(A) CAPITAL COMMITMENTS
Capital expenditure contracted for at the reporting date but not recognised as liabilities is as follows:

	CONSOLIDATED		PARENT
	2009 A$’000	2008 A$’000	2009 A$’000	2008 A$’000

Payable within 1 year	34,197	24,624	—	—
Payable later than 1 year but not later than 5 years	465	935	—

	34,662	25,559	—	—

The capital commitments included above also include the Group’s share relating to joint venture operations, jointly controlled entities and associates.
(B) LEASE COMMITMENTS
The Group has entered into various operating leases on property, plant and equipment. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. Lease commitments for operating leases are as follows:

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Not later than one year	69,806	60,010	1,140	—
Later than one, but not later than three years	107,516	90,661	3,908	—
Later than three, but not later than five years	53,163	39,841	3,908	—
Later than five years	127,855	61,695	50,387	—

Total lease commitments not recognised as liabilities	358,340	252,207	59,343	—

The above amounts include the Group’s share of joint ventures, jointly controlled entities and associates.
PARENT LEASE COMMITMENT
On 29 May 2009, the Parent entered into a lease agreement for property in the United States. The property will be sub-leased to a Group subsidiary in the United States. Lease payments will not commence until the 2010 financial year as the lessor is making improvements to the property.

78	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 24 — SHARE OWNERSHIP PLANS
The Company has a number of share ownership plans in operation which are designed to link the rewards of eligible employees to the long-term performance of the Company and the returns generated for shareholders. The maximum number of shares that can be outstanding at any time under the share ownership plans is limited to 5% of the Company’s issued capital. Grants under the various share ownership plans can be in the form of options, performance rights (“Rights”) or restricted share units (“RSUs”). Certain share ownership plans also provide for cash-settled rights which are determined by the board or employee at the date of grant.
An option is a contract that gives the holder the right, but not the obligation to acquire the Company’s shares at a fixed or determinable price for a specified period of time. Rights and RSUs are a contractual right to acquire the Company’s shares for nil consideration. Holders of options, Rights or RSUs are not entitled to dividends or voting rights.
(A) NON-EXECUTIVE DIRECTOR (“NED”) SHARE PLAN
Participation in the NED Share Plan is voluntary and all NED’s are eligible to participate. Under the NED Share Plan, NED’s elect to sacrifice all or part of their director fees in return for an allocation of fully paid ordinary shares of equivalent value. The NED Share Plan therefore does not involve any additional remuneration for participating NED’s.
Shares are allocated quarterly and are either issued as new shares or purchased on the ASX at the prevailing market price. In the year ended 30 June 2009, 2,640 shares (2008: 1,674 shares) were allocated to participating NED’s.
(B) 2009 LONG TERM INCENTIVE PLAN (“2009-LTIP”)
Under the 2009-LTIP, eligible employees may be invited to receive an award of options, Rights or RSUs. Options have an exercise price based on the prevailing market price of the Company’s ordinary shares (or ADSs) at the time of grant. Awards under the 2009-LTIP may vest either based on continuous service or based on performance conditions. Refer to the Remuneration Report for further information on the terms of the grants made in the year ended 30 June 2009 pursuant to the 2009-LTIP.
Details of the awards outstanding under the 2009-LTIP are as follows:

														VESTED AND
				BALANCE		GRANTED		EXERCISED		FORFEITED		BALANCE		EXERCISABLE
	EXPIRY	EXERCISE		AT START OF		DURING		DURING		DURING		AT END OF		AT END OF
GRANT DATE	DATE	PRICE		THE YEAR		THE YEAR		THE YEAR		THE YEAR		THE YEAR		THE YEAR

Ordinary shares:
Options:
24 Nov 08	24 Nov 15	A$	13.11		—		135,435		—		—		135,435		—
2 Apr 09	2 Apr 16	A$	17.79		—		135,831		—		—		135,831		—
17 Jun 09	17 Jun 16	A$	25.22		—		287,526		—		—		287,526		—

Total					—		558,792		—		—		558,792		—

Weighted average exercise price				A$	0.00	A$	20.48	A$	0.00	A$	0.00	A$	20.48	A$	0.00
Rights:
24 Nov 08	30 Jun 13		—		—		44,440		—		—		44,440
2 Apr 09	30 Jun 13		—		—		49,345		—		—		49,345
23 Jun 09	1 Jul 12		—		—		5,000		—		—		5,000

Total					—		98,785		—		—		98,785

ADS:
Options:
24 Nov 08	24 Nov 15	US$	8.39		—		181,654		—		—		181,654		—
2 Apr 09	2 Apr 16	US$	12.19		—		284,908		—		—		284,908		—
17 Jun 09	17 Jun 16	US$	20.73		—		715,910		—		—		715,910		—

Total					—		1,182,472		—		—		1,182,472		—

Weighted average exercise price				US$	0.00	US$	16.78	US$	0.00	US$	0.00	US$	16.78	US$	0.00
Rights:
24 Nov 08	30 Jun 13		—		—		61,092		—		—		61,092
2 Apr 09	30 Jun 13		—		—		125,385		—		—		125,385
30 Jun 09	1 Apr 12		—		—		11,562		—		—		11,562

Total					—		198,039		—		—		198,039

The weighted average remaining contractual life of total options outstanding as at 30 June 2009 was 6.82 years.
The fair value of options granted were independently determined using a Binomial method which allowed for the effects of an early exercise for vested options assuming the share price exceed one and a half times the exercise price. The fair value of Rights granted were independently determined using a Black-Scholes method to produce a Monte-Carlo simulation model which allows for the incorporation for a Total Shareholder Return (“TSR”) performance condition that must be met before the Rights vest.

ANNUAL REPORT 2009	79

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 24 — SHARE OWNERSHIP PLANS (CONTINUED)
(B) 2009 LONG TERM INCENTIVE PLAN (CONTINUED)
The following weighted average assumptions were used to determine the fair value of options and Rights granted:

	OPTIONS				RIGHTS
	ORDINARY				ORDINARY
	SHARES		ADS		SHARES		ADS

2009
Risk-free interest rate		4.7%		3.0%		4.1%		2.5%
Dividend yield		3.9%		3.9%		4.0%		4.0%
Volatility		46.3%		55.7%		44.6%		54.0%
Expected life (years)		4.3		4.3		5.0		5.0
Share price at grant date	A$	20.10	US$	16.07	A$	15.48	US$	11.78
Fair Value	A$	6.27	US$	5.48	A$	12.42	US$	8.81

(C) 2008 LONG TERM INCENTIVE PLAN (“2008-LTIP”)
Rights were issued to eligible employees in the year ended 30 June 2008. The Rights vest in line with achievement of continuous service and, in respect of 50% of an award of Rights, market based performance criteria and, for the remaining 50%, non-market based performance criteria. The continuous service criterion is met if the participant is an employee of the Group at vesting, generally three years from the date of grant. Market based performance criteria are satisfied if the Group’s TSR over the three financial years from 1 July 2007 is at the 51st percentile or higher against a comparator group of companies. Non-market based performance criteria are satisfied if the growth in diluted earnings per share (“EPS”) of the Group over the three financial years from 1 July 2007 is between 5% and 10% when assessed against the Group’s EPS for the year ended 30 June 2007.
Special one-time Rights were also granted to certain employees who were employees of the Group in the 2003 financial year so that they were not disadvantaged in transitioning to the 2008-LTIP. These Rights vest in three tranches, with the first two tranches vesting one year and two years, respectively, from the grant date, and subject to the Group achieving EPS growth of between 5% and 10% over the five financial years from 1 July 2003 to 30 June 2008 for the first tranche and from 1 July 2004 to 30 June 2009 for the second tranche respectively. The third tranche vests in accordance with the criteria outlined in the paragraph above.
Rights granted to employees within the Sims Recycling Services (“SRS”) division have 50% of their award subject to an SRS Earnings before Interest, Tax, Depreciation and Amortisation (“EBITDA”) performance hurdle in lieu of an EPS hurdle. The EBITDA performance hurdle is determined by reference to SRS’ cumulative compound EBITDA growth for the three financial years from 1 July 2007 (which must be at least 15%, and is then pro-rated between 15% and 25%) when assessed against SRS’ EBITDA in the year ended 30 June 2007. If any of these rights remain unvested at the end of year three for the first and second tranche, then they will be retested over the four year performance period concluding at the end of year four. If any Rights remain unvested at the end of year four, they will be retested over the five year performance period concluding at the end of year five. There are no additional grants being made pursuant to the 2008-LTIP.
Details of the Rights outstanding are as follows:

		FAIR VALUE
		PER SHARE AT	BALANCE	GRANTED	VESTED	FORFEITED	BALANCE
		GRANT DATE	AT START OF	DURING	DURING	DURING	AT END OF
GRANT DATE	EXPIRY DATE	A$	THE YEAR	THE YEAR	THE YEAR	THE YEAR	THE YEAR

2009
25 Sep 07	1 Sep 08	$31.62	159,016	—	(156,969)	(2,047)	—
25 Sep 07	1 Sep 09	$29.78	167,822	—	—	(4,146)	163,676
25 Sep 07	1 Sep 12	$24.02-$28.04	480,122	—	—	(21,401)	458,721

Totals — 2009			806,960	—	(156,969)	(27,594)	622,397

Totals — 2008			—	806,960	—	—	806,960

The fair value of the Rights with market based performance conditions was independently determined using a Black-Scholes methodology to produce a Monte-Carlo simulation model which allows for the incorporation for a TSR performance condition that must be met before the Rights vest. Rights with non-market based performance conditions do not take into account the performance condition. Key assumptions included expected volatility of 32%, a dividend yield of 6.0%, a risk free rate of 6.38%, an expected life of 1 to 5 years and a share price at valuation date of A$33.10.

80	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
(D) FORMER EXECUTIVE LONG TERM INCENTIVE PLAN (“FORMER LTIP”)
Prior to 30 June 2008, share awards were pursuant to the Former LTIP. The Former LTIP had three components: (i) employee share plan; (ii) RSUs; and (iii) Rights. No further grants are being made pursuant to the Former LTIP.
(I) EMPLOYEE SHARE PLAN
Offers of shares under the employee share plan were made to eligible Australian based employees in the 2006 and 2007 financial years. The Company provided financial assistance in the form of a share secured non-interest bearing employee loan. The loan is repayable in full within five years after the financial assistance is provided or such longer period and in such a manner as the Company may determine.
The beneficial ownership of the shares vest with employees in line with achievement of continuous service and non-market based performance criteria. The continuous service criterion is met if the “Participant” is an employee of the Group at vesting. Periods of continuous service vary from one to three years, while non-market based performance criteria are satisfied if the growth in EPS of the Group of between 5% and 10% is achieved over periods which vary between three and five years. There is no reward if less than 5% EPS growth is achieved. Holders of these shares are entitled to dividends over the term of the relevant vesting period.
Set out below is a summary of the employee share plan:

								VESTED AND
		EXERCISE	BALANCE	GRANTED	EXERCISED	FORFEITED	BALANCE	EXERCISABLE
		PRICE	AT START OF	DURING	DURING	DURING	AT END OF	AT END OF
GRANT DATE	EXPIRY DATE	A$	THE YEAR	THE YEAR	THE YEAR	THE YEAR	THE YEAR	THE YEAR

2009
22 Jul 05	22 Jul 10	$14.99	44,286	—	(21,081)	—	23,205	23,205
28 Jul 06	28 Jul 11	$18.73	64,403	—	(6,757)	—	57,646	23,626

Totals — 2009			108,689	—	(27,838)	—	80,851	46,831

Weighted average exercise price			$17.21	$0.00	$15.90	$0.00	$17.66	$16.88

Totals — 2008			191,348	—	(82,659)	—	108,689	46,818

Weighted average exercise price			$17.56	$0.00	$18.03	$0.00	$17.21	$17.42

(II) RESTRICTED SHARE UNITS
RSUs were issued to eligible US based employees. For RSUs issued on 28 July 2006, the vesting is based on both continuous service and non-market based performance criteria. Non-market based performance criteria are satisfied if the growth in EPS of the Group is between 5% and 10% over the period of three financial years commencing on 1 July 2006. There is no reward if less than 5% EPS growth is achieved. All other RSUs granted vest based on continuous service which is generally 3 years. Holders of RSUs are not entitled to dividends over the term of the relevant vesting period.
Set out below is a summary of RSUs granted under the Former LTIP:

		FAIR VALUE
		PER SHARE AT	BALANCE	GRANTED	VESTED	FORFEITED	BALANCE
		GRANT DATE	AT START OF	DURING THE	DURING	DURING	AT END OF
GRANT DATE	EXPIRY DATE	A$	THE YEAR	YEAR	THE YEAR	THE YEAR	THE YEAR

2009
1 Nov 05	1 Jul 09	$14.72	107,506	—	(58,730)	—	48,776
28 Jul 06	1 Sep 09	$7.66	11,028	—	—	(2,380)	8,648
3 Mar 08	31 Aug 11	$29.81	13,735	—	—	—	13,735

Totals — 2009			132,269	—	(58,730)	(2,380)	71,159

Totals — 2008			232,011	53,552	(123,431)	(29,863)	132,269

The fair value of the RSUs granted on 3 March 2008 was based on the Company’s share price on the date of grant and was discounted by the Company’s dividend yield of 4.2%.

ANNUAL REPORT 2009	81

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 24 — SHARE OWNERSHIP PLANS (CONTINUED)
(D) FORMER EXECUTIVE LONG TERM INCENTIVE PLAN (“FORMER LTIP”) (CONTINUED)
(III) PERFORMANCE RIGHTS
For the Rights granted on 1 July 2007 and 17 September 2007, the vesting is based on continuous service until 30 April 2010. For all other Rights, vesting is based on continuous service and achieving non-market based performance criteria. Continuous service varies from one to three years, while non-market based performance criteria are satisfied if the growth in EPS of the Group is between 5% and 10% over periods which vary between three and five years.
Set out below is a summary of Rights issued pursuant to the Former LTIP:

		FAIR VALUE
		PER SHARE AT	BALANCE	GRANTED	VESTED	FORFEITED	BALANCE
		GRANT DATE	AT START OF	DURING	DURING	DURING	AT END OF
GRANT DATE	EXPIRY DATE	A$	THE YEAR	THE YEAR	THE YEAR	THE YEAR	THE YEAR

2009
31 Oct 05	30 Oct 10	$16.68	71,947	—	(23,983)	—	47,964
18 Nov 05	30 Oct 08	$16.68	14,989	—	(14,989)	—	—
10 Jul 06	30 Jun 09	$19.15	7,833	—	(2,611)	(5,222)	—
28 Jul 06	1 Sep 09	$7.66	3,579	—	—	—	3,579
1 Jul 07	30 Apr 10	$22.26	44,803	—	—	—	44,803
17 Sep 07	30 Apr 10	$27.27	42,088	—	—	—	42,088

Totals — 2009			185,239	—	(41,583)	(5,222)	138,434

Totals — 2008			152,711	86,891	(52,711)	(1,652)	185,239

The fair value of the Rights granted in the year ended 30 June 2008, which vest only based on continuous service, was based on the Company’s share price on the date of grant and was discounted by the Company’s dividend yield of 6.0%.
(E) TRANSITION INCENTIVE SHARE PLAN RELATED TO THE METAL MANAGEMENT INC MERGER
In accordance with the terms and conditions of the merger agreement with Metal Management Inc, the Sims Group Limited Transition Incentive Plan (“SGLTIP”) was established. The SGLTIP assumed the rights and obligations of Metal Management Inc under its former plan (“MMI Plan”). The Group assumed both options and restricted shares from the MMI Plan. No additional grants can be made under the SGLTIP.
(I) SHARE OPTIONS
The options assumed were held by the former directors of Metal Management Inc who became directors of the Company on the merger date. Each outstanding share option under the MMI Plan was converted into 2.05 options of the Company. Each option represents the right to acquire one ADS. In addition, the exercise price of each outstanding option under the MMI Plan was converted at the same exchange ratio. All the options assumed were fully vested and therefore the fair value was recorded as a component of the purchase price for Metal Management Inc.
Set out below is a summary of options under the SGLTIP:

								VESTED AND
		EXERCISE	BALANCE	GRANTED	EXERCISED	FORFEITED	BALANCE	EXERCISABLE
		PRICE	AT START OF	DURING	DURING	DURING	AT END OF	AT END OF
GRANT DATE	EXPIRY DATE	US$	THE YEAR	THE YEAR	THE YEAR	THE YEAR	THE YEAR	THE YEAR

2009
14 Mar 08	16 Jan 14	$8.57	61,500	—	—	—	61,500	61,500
14 Mar 08	16 Apr 14	$8.76	20,500	—	—	—	20,500	20,500
14 Mar 08	16 Jan 14	$12.81	205,000	—	—	—	205,000	205,000
14 Mar 08	7 Apr 11	$15.29	123,000	—	—	—	123,000	123,000
14 Mar 08	16 Jan 14	$17.08	205,000	—	—	—	205,000	205,000
14 Mar 08	28 Apr 12	$22.55	123,000	—	—	—	123,000	123,000

Totals — 2009			738,000	—	—	—	738,000	738,000

Weighted average exercise price			$15.54	$0.00	$0.00	$0.00	$15.54	$15.54

Totals — 2008			—	953,250	(215,250)	—	738,000	738,000

Weighted average exercise price			$0.00	$16.31	$34.58	$0.00	$15.54	$15.54

No options were exercised during the year ended 30 June 2009. For options exercised during the year ended 30 June 2008, the weighted average share price was US$34.58. The weighted average remaining contractual life of options outstanding as at 30 June 2009 was 3.80 years (2008: 4.80 years).
The weighted average fair value of options assumed was A$11.04 per share and was calculated taking into account the value of an ordinary share on the merger date, the exercise price of each option and the remaining term of each option. Other key assumptions included the risk free interest rate, which ranged from 5.99% to 6.15%, a dividend yield of 4.2%, and a volatility of 34%.

82	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
(II) RESTRICTED SHARES
The restricted shares assumed were held by former employees of Metal Management Inc who are now employed by the Group. The restricted shares vest evenly over three years based on continuous service. The holder of the restricted share is entitled to dividends and voting rights during the period of restriction. Each unvested restricted share at the merger date was converted into 2.05 restricted ADS of the Company. The fair value of restricted shares assumed was based on the value of an ordinary share of the Company on the merger date.
Set out below is a summary of restricted shares under the SGLTIP:

		FAIR VALUE
		PER SHARE AT	BALANCE	ASSUMED	VESTED	FORFEITED	BALANCE
		GRANT DATE	AT START OF	DURING	DURING	DURING	AT END OF
GRANT DATE	EXPIRY DATE	A$	THE YEAR	THE YEAR	THE YEAR	THE YEAR	THE YEAR

2009
14 Mar 08	14 Mar 09	$25.27	83,150	—	(78,025)	(5,125)	—
14 Mar 08	14 Mar 10	$25.27	83,159	—	—	(12,027)	71,132
14 Mar 08	14 Mar 11	$25.27	83,176	—	—	(12,027)	71,149

Totals — 2009			249,485	—	(78,025)	(29,179)	142,281

Totals — 2008			—	256,250	—	(6,765)	249,485

(F) EFFECT OF SHARE-BASED PAYMENTS ON PROFIT AND LOSS
The expense recognised in the income statement in relation to share-based payments is disclosed in Note 6. The carrying amount of liabilities for cash-settled share-based arrangements as at 30 June 2009 was A$144,000 (2008: $282,000).
NOTE 25 — KEY MANAGEMENT PERSONNEL DISCLOSURES
Key management personnel are those persons defined as having authority and responsibility for planning, directing and controlling the activities of the Group, either directly or indirectly, including any director (executive or non-executive). Please refer to the Directors Report for information regarding each key management person.
(A) KEY MANAGEMENT PERSONNEL COMPENSATION

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$	A$	A$	A$

Short-term benefits	19,434,908	15,180,745	2,733,303	2,777,023
Long-term benefits	166,344	262,147	—	—
Post-employment benefits	616,273	657,350	—	—
Termination benefits	3,130,316	—	—	—
Share-based payments	5,167,311	7,681,214	—	—

	28,515,152	23,781,456	2,733,303	2,777,023

The Company has taken advantage of the relief provided by Australian Securities and Investments Commission Class Order 06/50 and has transferred the detailed remuneration disclosures to the Remuneration Report, which is presented in the Directors’ Report.
(B) EQUITY INSTRUMENT DISCLOSURES RELATING TO KEY MANAGEMENT PERSONNEL
(I) OPTIONS PROVIDED AS REMUNERATION AND SHARES ISSUED ON EXERCISE OF SUCH OPTIONS
Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report.

ANNUAL REPORT 2009	83

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 25 — KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)
(B) EQUITY INSTRUMENT DISCLOSURES RELATING TO KEY MANAGEMENT PERSONNEL (CONTINUED)
(II) SHARE HOLDINGS
The number of shares in the Company held during the financial year by each director and other key management personnel, including their personally related parties, are set out below.

		RECEIVED ON		OTHER
		EXERCISE OF		CHANGES
	BALANCE AT	OPTIONS OR	PURCHASES/	DURING	BALANCE AT
NAME	1 JULY 2008	RIGHTS	(SOLD)	THE YEAR	30 JUNE 2009

2009
Non-Executive Directors:
N Bobins (ADS)	54,600	—	—	—	54,600
M Feeney	25,734	—	940	—	26,674
P Mazoudier	14,639	—	562	—	15,201
G Morris (ADS)	20,000	—	—	—	20,000
C Renwick	1,444	—	1,700	—	3,144
P Varello (ADS)	6,225	—	24,600	—	30,825
Executive Directors:
D Dienst (ADS)	1,156,872	—	—	—	1,156,872
R Cunningham[1]	—	32,433	(14,989)	(17,444)	—
J Sutcliffe[2]	52,255	82,577	(102,255)	—	32,577
Senior Executives:
T Bird[3]	—	6,732	(6,732)	—	—
G Davy	3,003	12,903	(12,903)	—	3,003
R Kelman (ADS)[4]	—	14,931	(14,931)	30,048	30,048
R Larry (ADS)	90,972	—	—	—	90,972
D McGree	—	11,924	—	—	11,924
A Ratner (ADS)[4]	74,316	—	(3,115)	30,048	101,249

Total	1,500,060	161,500	(127,123)	42,652	1,577,089

1	Mr Cunningham retired from the board on 21 November 2008. Other changes for Mr Cunningham represent his share holdings on the date of his retirement.

2	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009.

3	The Company accepted Mr Bird’s resignation on 17 August 2009.

4	Other changes for Messrs Kelman and Ratner represent shares they each received as part of an integration bonus.

		RECEIVED ON		OTHER
		EXERCISE OF		CHANGES
	BALANCE AT	OPTIONS OR	PURCHASES/	DURING	BALANCE AT
NAME	1 JULY 2007	RIGHTS	(SOLD)	THE YEAR	30 JUNE 2008

2008
Non-Executive Directors:
N Bobins (ADS)	—	123,000	(68,400)	—	54,600
G Brunsdon[2]	3,497	—	—	(3,497)	—
J DiLacqua[1] (ADS)	—	61,500	(61,500)	—	—
B Every[2]	4,000	—	—	(4,000)	—
M Feeney	25,504	—	230	—	25,734
P Mazoudier	14,082	—	557	—	14,639
G Morris (ADS)	—	30,750	(10,750)	—	20,000
C Renwick	—	—	1,444	—	1,444
P Varello (ADS)	4,600	—	1,625	—	6,225
Executive Directors:
D Dienst[3] (ADS)	—	—	—	1,156,872	1,156,872
R Cunningham[1]	—	25,408	(25,408)	—	—
J Sutcliffe[4]	15,517	60,721	(23,983)	—	52,255
Senior Executives:
T Bird[5]	—	2,788	(2,788)	—	—
G Davy	—	3,003	—	—	3,003
R Kelman (ADS)	—	29,863	(29,863)	—	—
R Larry[3] (ADS)	—	—	—	90,972	90,972
D McGree	—	8,185	(8,185)	—	—
A Ratner[3] (ADS)	—	—	—	74,316	74,316

Total	67,200	345,218	(227,021)	1,314,663	1,500,060

1	Messrs Cunningham and DiLacqua retired from the board on 21 November 2008.

2	Messrs Brunsdon and Every retired from the board on 21 November 2007.

3	Other changes for Messrs Dienst, Larry and Ratner represent their respective shareholdings after the merger with Metal Management Inc. Amount for Mr Ratner also includes 25,625 restricted share awards which will vest over 3 years subject to employment conditions.

4	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009.

5	The Company accepted Mr Bird’s resignation on 17 August 2009.

84	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
(III) OPTION HOLDINGS
The numbers of options over ordinary shares or ADS in the Company held during the financial year by each director and other key management personnel, including their personally related parties, are set out below.

		GRANTED AS
	BALANCE AT	COMPEN-		OTHER	BALANCE AT
NAME	1 JULY 2008	SATION	EXERCISED	CHANGES	30 JUNE 2009	VESTED	UNVESTED

2009
Non-Executive Directors:
R Lewon (ADS)	123,000	—	—	—	123,000	123,000	—
G Morris (ADS)	205,000	—	—	—	205,000	205,000	—
Executive Directors:
D Dienst (ADS)	410,000	181,654	—	—	591,654	410,000	181,654
J Sutcliffe[3]	—	135,435	—	—	135,435	—	135,435
Senior Executives:
T Bird[4]	—	39,347	—	—	39,347	—	39,347
G Davy	—	48,950	—	—	48,950	—	48,950
R Kelman (ADS)	—	87,664	—	—	87,664	—	87,664
R Larry (ADS)	—	109,580	—	—	109,580	—	109,580
D McGree	—	47,534	—	—	47,534	—	47,534
A Ratner (ADS)	—	87,664	—	—	87,664	—	87,664

Total	738,000	737,828	—	—	1,475,828	738,000	737,828

		GRANTED AS
	BALANCE AT	COMPEN-		OTHER	BALANCE AT
NAME	1 JULY 2007	SATION	EXERCISED	CHANGES[1]	30 JUNE 2007	VESTED	UNVESTED

2008
Non-Executive Directors:
N Bobins (ADS)	—	—	(123,000)	123,000	—	—	—
J DiLacqua[2] (ADS)	—	—	(61,500)	61,500	—	—	—
R Lewon (ADS)	—	—	—	123,000	123,000	123,000	—
G Morris (ADS)	—	—	(30,750)	235,750	205,000	205,000
Executive Directors:
D Dienst (ADS)	—	—	—	410,000	410,000	410,000	—
R Cunningham[2]	10,417	—	(10,417)	—	—	—	—
J Sutcliffe[3]	36,738	—	(36,738)	—	—	—	—
D McGree	8,185	—	(8,185)	—	—	—	—

Total	55,340	—	(270,590)	953,250	738,000	738,000	—

1	Options were assumed as a result of the Metal Management Inc merger.

2	Mr Cunningham and Mr DiLacqua retired from the board on 21 November 2008.

3	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009.

4	The Company accepted Mr Bird’s resignation on 17 August 2009.

ANNUAL REPORT 2009	85

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 25 — KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)
(B) EQUITY INSTRUMENT DISCLOSURES RELATING TO KEY MANAGEMENT PERSONNEL (CONTINUED)
(IV) RIGHTS AND AWARD HOLDINGS
The numbers of rights to ordinary shares or ADS in the Company held during the financial year by each director and other key management personnel, including their personally related parties, are set out below.

		GRANTED AS			GRANTED AS
	BALANCE	COMPEN-		BALANCE AT	COMPEN-		BALANCE AT
NAME	AT1 JULY 2007	SATION	VESTED	30 JUNE 2008	SATION	VESTED	30 JUNE 2009

Executive Directors:
D Dienst (ADS)	—	—	—	—	61,092	—	61,092
R Cunningham[1]	29,978	66,847	(14,989)	81,836	—	(32,433)	49,403
J Sutcliffe[2]	95,930	224,534	(23,983)	296,481	44,440	(82,577)	258,344
Senior Executives:
T Bird[3]	2,788	54,785	(2,788)	54,785	14,720	(6,732)	62,773
G Davy	3,003	94,246	(3,003)	94,246	18,312	(12,903)	99,655
R Kelman (ADS)	59,725	24,644	(29,863)	54,506	38,580	(14,931)	78,155
R Larry (ADS)	—	—	—	—	48,225	—	48,225
D McGree	—	66,737	—	66,737	16,313	(11,924)	71,126
ARatner (ADS)	—	25,625	—	25,625	38,580	(8,541)	55,664

Total	191,424	557,418	(74,626)	674,216	280,262	(170,041)	784,437

1	Mr. Cunningham retired from the board on 21 November 2008. Balance as at 30 June 2009 represents awards that will vest in future periods based on satisfaction of performance criteria as a result of “good-leaver” provisions in his share-based awards.

2	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009.

3	The Company accepted Mr Bird’s resignation on 17 August 2009.
(C) OTHER TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
Transactions entered into with any directors or other key management personnel of the Company, including their personally related parties, are at normal commercial terms. During the year ended 30 June 2009, a company related to Paul Varello was paid US$9,145 for safety consulting services (2008: US$6,000).
NOTE 26 — REMUNERATION OF AUDITORS
It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Group are important. These assignments are principally for tax advice and due diligence on acquisitions, or where PricewaterhouseCoopers are awarded assignments on a competitive basis. All audit and non-audit services provided by PricewaterhouseCoopers are subject to pre-approval by the Group’s Risk, Audit and Compliance Committee in accordance with the Group Independence Policy.
During the year, the following fees were paid and payable for services provided by the auditor of the Parent, its related practices and non-related audit firms:

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

PricewaterhouseCoopers — Australian Firm:
Audit of financial reports	4,066	2,166	—	—
Sarbanes-Oxley readiness advice	1,705	—	—	—
Taxation services	213	427	—	—
Acquisition due diligence and other	110	1,132	—	—

	6,094	3,725	—	—

Related practices of PricewaterhouseCoopers — Australian Firm:
Audit of financial reports	4,319	2,194	—	—
Sarbanes-Oxley readiness advice	506	—	—	—
Taxation services	710	138	—	—
Acquisition due diligence and other	31	79	—	—

	5,566	2,411	—	—

Total remuneration for PricewaterhouseCoopers	11,660	6,136	—	—

86	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 27 — BUSINESS COMBINATIONS AND DISPOSALS
(A) SUMMARY OF ACQUISITIONS
During the year ended 30 June 2009, the Group acquired the following businesses:
•	On 29 July 2008, the purchase of the assets and business of C Herring & Son Ltd. The business is a small established ferrous and non ferrous metal recycler and is based in Hartlepool, United Kingdom.

•	On 15 September 2008, the purchase of the assets and business of Weinert Recycling Co Inc. The business is a regional ferrous and non ferrous metal recycler and operates in two locations in Middletown and Ferndale, New York.

•	On 3 October 2008, the purchase of the issued capital of Global Investment Recovery Inc. The business is a multi-state electronic recycling and asset recovery service provider in the United States, with operating facilities in Florida, South Carolina, Nevada, Louisiana and Arizona.

•	On 17 February 2009, the purchase of the assets and business of All Metal Recovery Limited. The business is a small ferrous and non ferrous metal recycler and is based in Birmingham, United Kingdom.

•	On 27 May 2009, the purchase of the assets and business of Global Environment Recycling Co. Limited. The business is an electronic recycler located in Liverpool, United Kingdom.
Aggregate revenue and aggregate net profit contribution by the above acquisitions to the Group post acquisition was not significant.
(B) PURCHASE CONSIDERATION AND ASSETS AND LIABILITIES ACQUIRED
Details of the aggregate purchase consideration and the fair value of assets and liabilities acquired during the year ended 30 June 2009 are presented below.

A$’000

Purchase consideration:
Cash	75,878
Direct costs relating to acquisitions	1,795

Total purchase consideration	77,673

	ACQUIREE’S
	CARRYING	FAIR
	AMOUNT	VALUE
	A$’000	A$’000

Cash	1,659	1,659
Trade and other receivables	18,631	18,631
Prepayments	1,630	1,630
Inventories	2,918	2,918
Property, plant and equipment (Note 12)	20,998	27,108
Identified intangibles (Note 14)	—	7,752
Trade and other creditors	(24,490)	(24,490)
Deferred tax liability	(714)	(942)
Current tax liabilities	(193)	(193)

Net assets	20,439	34,073

Negative goodwill recognised (Note 5)		(399)
Goodwill on acquisition (Note 13)		43,999

Total purchase consideration		77,673
Cash acquired		(1,659)

Net cash outflow		76,014

The initial accounting for the acquisitions has only been provisionally determined for those acquisitions completed in the last twelve months. The goodwill is attributable to several factors including, site locations, synergies existing in the operations acquired and the assembled workforce which together contribute to the profitability of the acquired businesses. Negative goodwill relating to an acquisition in the United Kingdom was recognised in the income statement under the heading other income.

ANNUAL REPORT 2009	87

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 27 — BUSINESS COMBINATIONS AND DISPOSALS (CONTINUED)
(C) PRIOR YEAR ACQUISITION
ACQUISITION OF METAL MANAGEMENT INC
On 14 March 2008, the Company purchased the issued capital of Metal Management Inc for A$1.5 billion. The consideration comprised 53,473,817 ordinary shares (in the form of American Depositary Shares) with a fair value of A$1.5 billion, the assumption of outstanding share options with a fair value of A$10.5 million and transaction costs of A$19.5 million. Metal Management Inc was one of the largest full service scrap metal recyclers in the United States with 50 locations in 17 states. The acquisition was consummated to expand the Group’s presence in the North American scrap recycling market. The acquisition was complementary as Sims’ operations in North America were primarily export-focused while those of Metal Management Inc were primarily domestic-focused and included a large non ferrous recycling business. Additionally, both companies had significantly overlapping businesses in the United States.
If the acquisition of Metal Management Inc occurred on 1 July 2007, revenues and net profit of the Company would have been A$10.2 billion and A$493.0 million, respectively, for the year ended 30 June 2008. These amounts have been calculated using the Company’s accounting policies and by adjusting the results of Metal Management Inc to reflect additional depreciation and amortisation expense that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from 1 July 2007, together with the consequential tax effects.
(D) DISPOSALS
On 30 June 2009, the Company sold the issued capital of Tyrecycle Pty Limited and a related parcel of land for A$8.5 million in cash. The sale was part of the Company’s announced strategy of disposing of its non-core businesses. There was a loss on the disposal of A$2.6 million as set out in Note 6. The sale agreement includes a net asset adjustment which amounted to A$0.7 million and is included in “other payables” on the balance sheet.
NOTE 28 — SUBSIDIARIES
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in Note 1.

		EQUITY HOLDING
	COUNTRY OF	2009	2008
NAME OF ENTITY	INCORPORATION	%	%

Sims Metal Management Limited
Sims Group Australia Holdings Limited (i)	Australia	100%	100%
PNG Recycling Limited	PNG	100%	100%
Sims Aluminium Pty Limited (i)	Australia	100%	100%
Sims E-Recycling Pty Limited	Australia	90%	90%
Sims E-Recycling (NZ) Limited	New Zealand	100%	—
Sims Group Canada Holdings Limited	Canada	100%	100%
Sims Group Mauritius Limited	Mauritius	100%	100%
Trishyiraya Recycling India Private Ltd	India	100%	100%
Sims Tyrecycle Properties Pty Ltd	Australia	100%	100%
Sims Tyrecycle Pty Ltd (iii)	Australia	—	100%
Simsmetal Holdings Pty Limited	Australia	100%	100%
Sims Metal Management Asia Limited (formerly Sims Asia Holdings Limited)	Hong Kong	100%	100%
Sims Energy Pty Limited	Australia	100%	100%
Sims Industrial Pty Limited	Australia	100%	100%
Simsmetal Industries Limited	New Zealand	100%	100%
Simsmetal Services Pty Limited (i)	Australia	100%	100%
Sims Manufacturing Pty Limited	Australia	100%	100%
Simsmetal Executive Staff Superannuation Pty Limited	Australia	100%	100%
Sims Superannuation Management Pty Limited	Australia	100%	100%
Universal Inspection and Testing Company Pty Limited	Australia	100%	100%
Sims Recycling Solutions Pte Limited	Singapore	100%	100%
Simsmetal Staff Equity Pty Limited	Australia	100%	100%
Sims Group UK Holdings Limited	UK	100%	100%
Sims Group UK Intermediate Holdings Limited	UK	100%	100%
Sims Group UK Limited	UK	100%	100%
C Herring & Son Limited (ii)	UK	100%	—
Life Cycle Services Limited (ii)	UK	100%	—
All Metal Recovery Limited (ii)	UK	100%	—
All Metal Recovery Cradley Heath Limited (ii)	UK	100%	—
ER Coley (Steel) Limited	UK	100%	100%
ER Coley(Cast) Limited	UK	100%	100%
Evans & Mondon Limited	UK	100%	100%
Mirec RV	The Netherlands	100%	100%
Sims Recycling Solutions NV	Belgium	100%	100%
Recommit Limited	UK	100%	100%

88	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009

		EQUITY HOLDING
	COUNTRY OF	2009	2008
NAME OF ENTITY	INCORPORATION	%	%

Sims Cymru Limited	UK	100%	100%
Sims Group German Holdings GmbH	Germany	100%	100%
Sims M+R GmbH	Germany	100%	100%
Sims Recycling Solutions AB (formerly Mirec AB)	Sweden	100%	100%
Sims Group Recycling Solutions Canada Ltd	Canada	100%	100%
Accu-Shred Limited	Canada	100%	100%
Sims Recycling Solutions SARL (ii)	France	100%	—
Sims Recycling Solutions Inc. (formerly United Refining and Smelting)	USA	100%	100%
Sims Recycling Solutions Holdings Inc. (formerly Sims Recycling Solutions Inc)	USA	100%	100%
Global Investment Recovery Inc. (ii)	USA	100%	—
Sims Recycling Solutions UK Holdings Limited	UK	100%	100%
Sims Recycling Solutions UK Group Limited	Scotland	100%	100%
Sims Recycling Solutions UK Limited	Scotland	100%	100%
United Castings Limited	UK	100%	100%
Sims Group UK Pension Trustees Limited	UK	100%	100%
Sims Group Holdings 1 Pty Ltd	Australia	100%	100%
Sims Group Holdings 2 Pty Ltd	Australia	100%	100%
Sims Metal Management USA GP	USA	100%	100%
Sims Group USA Holdings Corporation	USA	100%	100%
SHN Co LLC	USA	100%	100%
HNW Recycling LLC	USA	100%	100%
HNE Recycling LLC	USA	100%	100%
Dover Barge Company	USA	100%	100%
North Carolina Resource Conservation LLC	USA	100%	100%
Simsmetal East LLC	USA	100%	100%
Sims Municipal Recycling of New York LLC	USA	100%	100%
Schiabo Larovo Corporation	USA	100%	100%
Simsmetal West LLC	USA	100%	100%
Sims Group Global Trade Corporation	USA	100%	100%
Sims Group USA Corporation	USA	100%	100%
Metal Management Inc	USA	100%	100%
MM Metal Dynamics Holdings Inc	USA	100%	100%
Metal Dynamics LLC	USA	100%	100%
Metal Dynamics Detroit LLC	USA	100%	100%
Metal Dynamics Indianapolis LLC	USA	100%	100%
Metal Management Midwest Inc	USA	100%	100%
CIM Trucking Inc	USA	100%	100%
Metal Management Indiana Inc	USA	100%	100%
Metal Management Memphis LLC	USA	100%	100%
Metal Management Ohio Inc	USA	100%	100%
SMM — North America Trade Corporation (formerly Metal Management S&A Holdings Inc)	USA	100%	100%
Metal Management Pittsburgh Inc	USA	100%	100%
Metal Management Aerospace Inc	USA	100%	100%
Metal Management West Coast Holdings Inc	USA	100%	100%
Metal Management West Inc	USA	100%	100%
Metal Management Arizona LLC	USA	100%	100%
Proler Southwest GP Inc	USA	100%	100%
Metal Management Proler Southwest Inc	USA	100%	100%
Proler Southwest LP	USA	100%	100%
Metal Management Alabama Inc	USA	100%	100%
Metal Management Mississippi Inc	USA	100%	100%
Naporano Iron & Metal Inc	USA	100%	100%
Metal Management Northeast Inc	USA	100%	100%
Metal Management Connecticut Inc	USA	100%	100%
New York Recycling Ventures Inc	USA	100%	100%
Metal Management New Haven Inc	USA	100%	100%
Reserve Iron & Metal Limited Partnership	USA	100%	100%

(i)	These subsidiaries and the Parent are parties to a Deed of Cross Guarantee under which each entity guarantees the debts of the others. The above entities represent a Closed Group and an Extended Closed Group for the purposes of the relevant Australian Securities & Investments Commission Class Order.

(ii)	These subsidiaries were acquired or incorporated during the year.

(iii)	These subsidiaries were sold, de-registered or liquidated during the year.
The voting power held in each subsidiary is proportionate to the equity holdings.

ANNUAL REPORT 2009	89

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 28 — SUBSIDIARIES (CONTINUED)
DEED OF CROSS GUARANTEE
Sims Metal Management Limited, Sims Group Australia Holdings Limited, Sims Aluminium Pty Limited and Simsmetal Services Pty Limited are parties to a deed of cross guarantee under which each Group guarantees the debts of the others. Sims Tyrecycle Pty Limited was a party to the deed until its sale on 30 June 2009. By entering into the deed, the wholly-owned entities have been relieved from the requirements to prepare a financial report and directors’ report under Class Order 98/1418 (as amended) issued by the Australian Securities & Investments Commission.
The above companies represent a “Closed Group” for the purposes of the Class Order. As there are no other parties to the Deed of Cross Guarantee that are controlled by Sims Metal Management Limited, they also represent the “Extended Closed Group”.
Set out below is a condensed consolidated income statement, a summary of movements in consolidated retained profits and a consolidated balance sheet for the Closed Group.
(I) CONSOLIDATED INCOME STATEMENT

	2009	2008	2007
	A$’000	A$’000	A$’000

Profit before income tax	244,295	253,376	202,236
Income tax expense	(1,423)	(51,374)	(40,778)

Profit after tax	242,872	202,002	161,458

(II) SUMMARY OF MOVEMENTS IN CONSOLIDATED RETAINED PROFITS

Balance at 1 July	113,634	84,709	71,607
Effect of accounting policy change (Note 1(b)(vi))	—	6,465	—
Profit for the year	242,872	202,002	161,458
Actuarial (loss)/gain on defined benefit plan, net of tax	2,859	(4,830)	1,666
Dividends provided for or paid	(186,493)	(174,712)	(150,022)

Balance at 30 June	172,872	113,634	84,709

(III) CONSOLIDATED BALANCE SHEET

	2009	2008
	A$’000	A$’000

Assets
Current assets
Cash and cash equivalents	19,317	1,546
Trade and other receivables	274,935	332,179
Current tax receivable	16,624	—
Inventory	82,274	112,012
Derivative financial instruments	—	47
Other financial assets	3,092	3,803

Total current assets	396,242	449,587

Non-current assets
Receivables	2,346	150
Investments accounted for using the equity method	18,522	13,636
Other financial assets	2,303,038	2,302,999
Property, plant and equipment	101,471	102,781
Deferred tax assets	15,411	16,677
Intangible assets	15,832	18,546

Total non-current assets	2,456,620	2,454,789

Total assets	2,852,862	2,904,376

90	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009

	2009	2008
	A$’000	A$’000

Liabilities
Current liabilities
Trade and other payables	266,494	304,376
Derivative financial instruments	775	1,897
Current tax liabilities	—	33,942
Provisions	12,190	16,098

Total current liabilities	279,459	356,313

Non-current liabilities
Borrowings	—	60,138
Deferred tax liabilities	4,439	6,511
Provisions	8,790	9,045
Retirement benefit obligations	6,070	3,317

Total non-current liabilities	19,299	79,011

Total liabilities	298,758	435,324

Net assets	2,554,104	2,469,052

Equity
Contributed equity	2,352,928	2,325,924
Reserves	28,304	29,494
Retained profits	172,872	113,634

Total equity	2,554,104	2,469,052

NOTE 29 — INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
(A) CARRYING AMOUNTS OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

			OWNERSHIP		CONSOLIDATED
			INTEREST		CARRYING AMOUNT
NAME OF ASSOCIATES OR JOINTLY	PRINCIPAL	COUNTRY OF	2009	2008	2009	2008
CONTROLLED ENTITIES	ACTIVITY	INCORPORATION	%	%	A$’000	A$’000

SA Recycling LLC	Metal Recycling	USA	50	50	329,895	271,330
Metal Management Nashville LLC	Metal Recycling	USA	50	50	22,301	20,368
Rondout Iron & Metal LLC	Metal Recycling	USA	50	50	643	1,082
Port Albany Ventures LLC	Stevedoring and Marine Services	USA	50	50	6,647	5,791
Richmond Steel Recycling Limited	Metal Recycling	Canada	50	50	21,648	19,485
LMS Generation Pty Ltd	Landfill gas management	Australia	50	50	18,509	13,611
Australia Refined Alloys Pty Limited	Metal Recycling	Australia	50	50	13	13
Extruded Metals Limited	Metal Recycling	New Zealand	33	33	588	546

					400,244	332,226

ANNUAL REPORT 2009	91

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 29 — INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (CONTINUED)
(B) MOVEMENTS IN CARRYING AMOUNTS:

	CONSOLIDATED
	2009	2008
	A$’000	A$’000

Balance at 1 July	332,226	25,945
Additions from acquisition of businesses during the year	—	27,440
Additions from formation of SA Recycling	—	342,336
Share of profits before tax	57,638	62,334
Associates share of income tax expense	(2,580)	(4,161)
Accretion of deferred gain to equity accounted profits	3,170	2,239
Deferral of gain on formation of SA Recycling LLC	—	(38,840)
Dividends received	(41,458)	(5,153)
Return of capital from SA Recycling LLC	(3,343)	(46,083)
Return of capital from other jointly controlled entities	(241)	(2,413)
Other	1,726	—
Foreign exchange differences	53,106	(31,418)

Balance at 30 June	400,244	332,226

(C) SHARE OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES PROFITS:

Profit before income tax	60,808	64,573
Associates share of income tax expense	(2,580)	(4,161)

Profit after income tax recognised in equity accounted investment	58,228	60,412
Jointly controlled entities income tax expense*	(19,184)	(19,331)

Associates and jointly controlled entities profit after tax	39,044	41,081

*	The jointly controlled entities to which this relates are “pass through” entities for taxation purposes. As such, the Group incurs the income tax expense and associated tax liability on its share of the profits and includes this amount as part of its income tax expense (see Note 7).
(D) SA RECYCLING LLC
On 1 September 2007, the Group completed the merger of its Southern Californian metal recycling assets with those of Adams Steel LLC. The newly created jointly controlled entity, SA Recycling LLC, operates within a territory encompassing Southern California, Arizona, Southern Nevada and Northern Mexico and combines Sims’ deep water facility at the Port of Los Angeles with Adams Steel’s two inland shredding operations and extensive network of inland feeder yards.
In accordance with AASB 128, “Investments in Associates” and AASB 131, “Interests in Joint Ventures” the SA Recycling LLC is a jointly controlled entity accounted for under the equity method. The fair values of assets and liabilities contributed to SA Recycling LLC at 1 September 2007 were as follows:

			NON-CASH
	BOOK VALUE	FAIR VALUE	GAIN
	A$’000	A$’000	A$’000

Property, plant and equipment	71,436	79,872	(8,436)
Goodwill and intangible assets	196,425	265,670	(69,245)
Non-current provisions	(3,206)	(3,206)	—

	264,655	342,336	(77,681)

In accordance with Urgent Issues Group (“UIG”) 113, “Jointly Controlled Entities — Non-Monetary Contributions by Venturers”, the portion of the non-cash gain attributable to the equity interest of the other venturer, in this instance 50%, was recognised immediately on contribution of assets to the SA Recycling LLC jointly controlled entity. This has been recognised as other income, see Note 5. The remaining 50% of the non-cash gain for goodwill and intangibles has been allocated to reduce the cost of the equity accounted investment and will be recognised progressively over the remaining useful life of the assets to which it relates. The remaining 50% of the non-cash gain for property, plant and equipment has been allocated to reduce the cost of the equity accounted investment and will be recognised if the land to which the gain relates is sold.

92	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
(E) SUMMARISED FINANCIAL INFORMATION OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	CONSOLIDATED
	2009	2008
	A$’000	A$’000

Group’s share of assets and liabilities
Current assets	92,132	190,129
Non-current assets	313,421	370,966

Total assets	405,553	561,095

Current liabilities	34,152	203,493
Non-current liabilities	102,213	12,628

Total liabilities	136,365	216,121

Net assets	269,188	344,974

	CONSOLIDATED
	2009	2008	2007
	A$’000	A$’000	A$’000

Group’s share of revenue, expenses and results
Revenues	814,216	699,865	101,224
Expenses	(756,578)	(637,531)	(94,194)

Profit before income tax	57,638	62,334	7,030

(F) CONTINGENT LIABILITIES AND CAPITAL COMMITMENTS
The Group’s share of the contingent liabilities of associates and jointly controlled entities is disclosed in Note 22. The Group’s share of the capital commitments and other expenditure commitments of associates and jointly controlled entities is disclosed in Note 23.
(G) JOINTLY CONTROLLED OPERATIONS
The Group has a 50% interest in Sims Pacific Metals Joint Venture which is accounted for under the proportionate consolidation method. Sims Pacific Metals Joint Venture is an unincorporated joint venture based in New Zealand and its principal activity is metal recycling.
The Group’s interest in the jointly controlled operation is included in the balance sheet under the classifications shown below:

	CONSOLIDATED
	2009	2008
	A$’000	A$’000

Current assets	10,186	25,146
Non-current assets	7,578	11,884

Total assets	17,764	37,030

Current liabilities	10,121	21,681
Non-current liabilities	3,248	241

Total liabilities	13,369	21,922

Net assets	4,395	15,108

The Group’s share of the jointly controlled operation’s contingent liabilities and capital expenditure commitments is included in Notes 22 and 23.

ANNUAL REPORT 2009	93

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 30 — RELATED PARTY TRANSACTIONS
(A) PARENT
The Parent of the consolidated group is Sims Metal Management Limited.
(B) SUBSIDIARIES
Interests held in subsidiaries are set out in Note 28.
(C) KEY MANAGEMENT PERSONNEL
Disclosures relating to key management personnel are set out in Note 25.
(D) OUTSTANDING BALANCES ARISING FROM TRANSACTIONS WITH RELATED ENTITIES
The following balances are outstanding at the reporting date in relation to transactions with related parties:

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Tax funding agreement receivable (payable)
Subsidiaries	—	—	(14,123)	41,147
No provision for doubtful debts has been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.
(E) TRANSACTIONS WITH RELATED PARTIES
The following transactions occurred with related parties:

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Tax consolidation legislation
Current tax receivable (payable) assumed from wholly-owned tax consolidation entities	—	—	14,123	(41,147)
Dividend revenue
Received from subsidiaries	—	—	231,001	170,205
Management fee
Received from subsidiaries	—	—	1,556	1,473
Operating expenses
Paid by subsidiaries	—	—	2,733	2,777
Superannuation contributions
Contributions to superannuation funds on behalf of employees	7,653	8,386	—	—
(F) TRANSACTIONS WITH ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Sales	70,654	8,341	—	—
Purchases	1,139,622	689,634	—	—
Management fees and commissions	11,477	10,011	—	—
Other costs	353	276	—	—
(G) OUTSTANDING BALANCES ARISING FROM TRANSACTIONS WITH ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Current receivables	16,313	4,603	—	—
Current payables	18,790	169,074	—	—

94	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
(H) LOANS FROM RELATED PARTIES

	CONSOLIDATED		PARENT
	2009	2008	2009	2008
	A$’000	A$’000	A$’000	A$’000

Loans from related parties balance at 1 July	—	—	343,411	362,638
Net reduction in loan*	—	—	(58,835)	(19,227)

Loans from related parties balance at 30 June	—	—	284,576	343,411

*	Other than for cash transactions to fund and pay dividends, all other cash receipts and payments of the Parent are conducted through a subsidiary. The net reduction reflects the aggregate impact of these transactions during the year.
No provision for doubtful debts has been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.
(I) TERMS AND CONDITIONS
The terms and conditions of the tax funding agreement are set out in Note 7. Loans from subsidiaries are at call and bear no interest. All other transactions were made on normal commercial terms and conditions and at market rate.
NOTE 31 — SEGMENT REPORTING
(A) OPERATING SEGMENTS
The Group is principally organised geographically and then by line of business. While the Chief Executive Officer evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocation of resources and financial results are assessed. The major geographic areas of operations are as follows:
•	North America — comprising the United States of America and Canada.

•	Australasia — comprising Australia, New Zealand, Papua New Guinea and Asia.

•	Europe — comprising United Kingdom, Sweden, Holland and Germany.
The Group also reports revenues by the following product groups:
•	Ferrous secondary recycling — comprising the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling — comprising the collection, processing and trading of other metal alloys and residues, principally aluminum, lead, copper, zinc and nickel bearing materials.

•	Secondary processing — comprising value added process involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.

•	Recycling solutions — comprising the provision of environmentally responsible solutions for the disposal of post consumer electronic products, including IT assets recycled for commercial customers. The Company offers fee for service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment.
(B) SEGMENT INFORMATION

	NORTH
	AMERICA	AUSTRALASIA	EUROPE	CONSOLIDATED
	A$’000	A$’000	A$’000	A$’000

2009
Total sales revenue	6,368,489	1,158,619	1,109,117	8,636,225
Other revenue/income	2,750	1,536	499	4,785

Total segment revenue	6,371,239	1,160,155	1,109,616	8,641,010

Segment EBITDA	224,416	40,943	(6,371)	258,988
Depreciation and amortisation	122,754	21,360	26,706	170,820
Goodwill impairment charge	190,207	887	—	191,094

Segment EBIT	(88,545)	18,696	(33,077)	(102,926)

Interest income				2,272
Finance costs				(21,508)

Loss before income tax				(122,162)

Segment total assets	2,769,992	485,495	553,073	3,808,560
Segment total liabilities	465,926	175,429	308,158	949,513

Net assets	2,304,066	310,066	244,915	2,859,047

Other segment information:
Share of pre-tax profit of investments accounted for using the equity method	55,255	5,553	—	60,808
Investments in associates and jointly controlled entities	381,134	19,110	—	400,244
Acquisitions of property, plant and equipment	106,416	39,751	41,307	187,474

ANNUAL REPORT 2009	95

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 31 — SEGMENT REPORTING (CONTINUED)
(B) SEGMENT INFORMATION (CONTINUED)

	NORTH
	AMERICA	AUSTRALASIA	EUROPE	CONSOLIDATED
	A$’000	A$’000	A$’000	A$’000

2008
Total sales revenue	4,607,898	1,745,109	1,312,584	7,665,591
Other revenue/income	2,293	1,182	1,470	4,945

Total segment revenue	4,610,191	1,746,291	1,314,054	7,670,536

Segment EBITDA	471,409	202,314	116,813	790,536
Depreciation and amortisation	55,683	16,601	22,802	95,086
Goodwill impairment charge	—	3,349	—	3,349

Segment EBIT	415,726	182,364	94,011	692,101

Interest income				2,876
Finance costs				(34,374)

Profit before income tax				660,603

Segment total assets	3,372,061	597,168	677,247	4,646,476
Segment total liabilities	767,379	526,897	518,276	1,812,552

Net assets	2,604,682	70,271	158,971	2,833,924

Other segment information:
Share of pre-tax profit of investments accounted for using the equity method	60,271	4,302	—	64,573
Investments in associates and jointly controlled entities	318,056	14,170	—	332,226
Acquisitions of property, plant and equipment	59,987	32,589	37,115	129,691

	NORTH
	AMERICA	AUSTRALASIA	EUROPE	CONSOLIDATED
	A$’000	A$’000	A$’000	A$’000

2007
Total sales revenue	2,938,245	1,465,384	1,144,891	5,548,520
Other revenue/income	512	1,155	710	2,377

Total segment revenue	2,938,757	1,466,539	1,145,601	5,550,897

Segment EBITDA	204,331	167,716	87,336	459,383
Depreciation and amortisation	40,761	13,533	20,159	74,453

Segment EBIT	163,570	154,183	67,177	384,930

Interest income				2,364
Finance costs				(30,405)

Profit before income tax				356,889

Segment total assets	1,109,507	450,874	496,990	2,057,371
Segment total liabilities	295,879	222,753	366,652	885,284

Net assets	813,628	228,121	130,338	1,172,087

Other segment information:
Share of pre-tax profit of investments accounted for using the equity method	4,446	2,584	—	7,030
Investments in associates and jointly controlled entities	14,029	11,916	—	25,945
Acquisitions of property, plant and equipment	42,684	25,019	22,800	90,503

96	SIMS METAL MANAGEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
(C) SALES TO EXTERNAL CUSTOMERS

	2009	2008	2007
	A$’000	A$’000	A$’000

Australia	475,814	773,050	576,722
China	1,320,597	600,101	638,674
Malaysia	449,143	663,990	599,228
USA	2,045,890	1,175,386	529,534
Turkey	1,352,907	1,072,729	400,731
South Korea	643,508	412,093	354,939
Other	2,348,366	2,968,242	2,448,692

	8,636,225	7,665,591	5,548,520

(D) INTERSEGMENT SALES
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.
(E) REVENUE BY PRODUCT

	2009	2008	2007
	A$’000	A$’000	A$’000

Ferrous metal recycling	6,642,694	5,421,102	3,587,925
Non-ferrous metal recycling	1,193,397	1,324,123	1,264,402
Secondary processing	221,624	361,159	262,347
Recycling solutions	578,510	559,207	433,846

	8,636,225	7,665,591	5,548,520

(F) MATERIAL NON-CURRENT ASSETS
Material non-current assets (excluding financial instruments, deferred tax assets and retirement benefit assets) are held in the following countries:

	2009	2008
	A$’000	A$’000

Australia	189,141	179,961
USA	2,238,260	2,054,268
United Kingdom	170,637	148,109
Benelux	65,248	42,366
Germany	44,746	50,901
Canada	23,243	21,131
New Zealand	7,805	8,263
Other	11,966	17,038

	2,751,046	2,522,037

NOTE 32 — EARNINGS PER SHARE
The Group calculates both basic and diluted earnings per share. Basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of share options and rights outstanding during the period.

	2009	2008	2007

(Loss)/profit used in calculating earnings per share (A$’000)	(150,295)	440,098	239,938

(Loss)/earnings per share (in cents)
Basic	(82.9)	310.9	192.1
Diluted	(82.9)	307.9	191.0
Weighted average number of shares used in the denominator (‘000)
Number of shares for basic earnings per share	181,247	141,574	124,916
Dilutive effect of share-based awards	—	1,374	704

Number of shares for diluted earnings per share	181,247	142,948	125,620

Due to the loss after tax for the year ended 30 June 2009, the dilutive effect of share-based awards, which was 899,000 shares, was not included as the result would have been anti-dilutive.
Share awards granted to employees are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Details relating to share awards are set out in Note 24.

ANNUAL REPORT 2009	97

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2009
NOTE 33 — CASH FLOW INFORMATION
(A) RECONCILIATION OF CASH
Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

	CONSOLIDATED			PARENT
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000

Cash at bank and on hand	59,123	112,944	31,404	198	—
Short term deposits	10,413	20,543	7,156	—	—

Cash and cash equivalents	69,536	133,487	38,560	198	—

(B) RECONCILIATION OF (LOSS)/PROFIT AFTER INCOME TAX EXPENSE TO NET CASH INFLOW

	CONSOLIDATED			PARENT
	2009	2008	2007	2009	2008
	A$’000	A$’000	A$’000	A$’000	A$’000

(Loss)/profit for the year	(150,295)	440,098	239,938	230,177	169,292
Adjustments for non-cash items:
Depreciation and amortisation	170,820	95,086	74,453	—	—
Net gain on contribution of assets to SA Recycling LLC	—	(38,841)	—	—	—
Unrealised (gain)/loss on held for trading derivatives	10,253	(3,901)	—	—	—
Impairment of goodwill	191,094	3,349	—	—	—
Impairment of property, plant and equipment	10,021	71	6,784	—	—
Net loss/(profit) on disposal of non-current assets	(864)	1,894	(401)	—	—
Loss on sale of subsidiaries	2,577	—	—	—	—
Share-based payment	9,258	13,388	2,831	—	—
Non-cash pension expense	1,646	479	(110)	—	—
Non-cash compensation	771	—	—	—	—
Negative goodwill recognised on acquisition	(399)	—	—	—	—
Equity accounted profits net of dividends received	(16,770)	(55,259)	(4,749)	—	—
Other	419	282	—	—	—
Change in operating assets and liabilities, excluding the effects of acquisitions and disposals of entities:
Decrease/(increase) in trade and other receivables	492,794	(176,650)	42,275	—	1,490
Decrease/(increase) in inventories	543,440	(407,604)	(16,650)	—	—
Decrease in prepayments	1,720	18,562	3,758	—	—
(Decrease)/increase in provisions	(10,213)	24,220	(16,391)	—	—
(Decrease)/increase in income taxes	(194,811)	80,298	3,928	(55,232)	(28)
Increase/(decrease) in deferred taxes	38,808	(11,195)	(20,889)	—	—
(Decrease)/increase in trade and other payables	(545,818)	263,254	20,685	(15,258)	(19,900)

Net cash inflow from operating activities	554,451	247,531	335,462	159,687	150,854

(C) NON-CASH INVESTING AND FINANCING ACTIVITIES
(i)	During the year ended 30 June 2009, dividends of A$26.6 million (2008: A$18.1 million; 2007: A$30.0 million) were paid via the issue of ordinary shares pursuant to the dividend reinvestment plan. Refer to Note 21.

(ii)	On 14 March 2008, the Company acquired 100% of the share capital of Metal Management Inc for A$1,500.6 million. The consideration given comprised of 53,473,817 ordinary shares in Sims Metal Management Limited with a fair value of A$1,490.1 million and A$10.5 million of fully vested share options assumed at fair value. Refer to Note 27.

(iii)	On 1 September 2007, the Group completed the merger of its Southern Californian metal recycling assets with those of Adams Steel LLC amounting to an investment of A$342.3 million. For details of the assets and liabilities contributed to the SA Recycling joint venture, refer to Note 29.
NOTE 34 — EVENTS OCCURRING AFTER THE REPORTING PERIOD
On 3 July 2009, the Group acquired the assets of Fairless Iron & Metal, LLC (“Fairless”) based in Morrisville, Pennsylvania on the East Coast of the United States. Fairless, a full-service ferrous and non ferrous recycler, operates two principal facilities including a state-of-the-art mega-shredder, non ferrous recovery systems and a deep water port export facility. The acquisition price of Fairless was not significant to the Group. The assets of Fairless were not combined with those of the Group for the year ended 30 June 2009.
On 17 August 2009, the Company accepted the resignation of Thomas Bird, Managing Director — United Kingdom.
On 26 August 2009, the service agreement for Jeremy Sutcliffe, executive director, was terminated by way of redundancy. Refer to the Directors Report for additional information.

98	SIMS METAL MANAGEMENT

DIRECTORS’ DECLARATION
In the directors’ opinion:
(a)	the directors declare that the financial statements and notes set out on pages 46 to 98 are in accordance with the Corporations Act 2001, including:
(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair value view of the company’s and consolidated entity’s financial position as at 30 June 2009 and of their performance for the financial year ended on that date, and
(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(c)	at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 28 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 28.
The directors have been given the declarations by the Group Chief Executive Officer and the Group Chief Financial Officer required by section 295A of the Corporations Act 2001.
This declaration is made in accordance with a resolution of the directors.

P J Varello	D W Dienst
Chairman	Group Chief Executive Officer
Houston	New York
27 August 2009	27 August 2009

ANNUAL REPORT 2009	99

INDEPENDENT AUDITOR’S REPORT
TO THE MEMBERS OF SIMS METAL MANAGEMENT LIMITED
PricewaterhouseCoopers
ABN 52 780 433 757
Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF SIMS METAL MANAGEMENT LIMITED
REPORT ON THE FINANCIAL REPORT
We have audited the accompanying financial report of Sims Metal Management Limited (the company), which comprises the balance sheet as at 30 June 2009, and the income statement, statement of recognised income and expense and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both Sims Metal Management Limited and the Sims Metal Management Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.
DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL REPORT
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1a, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.
AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.
Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.
Our audit did not involve an analysis of the prudence of business decisions made by directors or management.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.
Liability limited by a scheme approved under Professional Standards Legislation.

100	SIMS METAL MANAGEMENT

INDEPENDENT AUDITOR’S REPORT
TO THE MEMBERS OF SIMS METAL MANAGEMENT LIMITED
INDEPENDENCE
In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.
AUDITOR’S OPINION
In our opinion:
(a)	the financial report of Sims Metal Management Limited is in accordance with the Corporations Act 2001, including:
(i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2009 and of their performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001, and
(b)	the consolidated financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 1a.
REPORT ON THE REMUNERATION REPORT
We have audited the Remuneration Report included in pages 34 to 45 of the directors’ report for the year ended 30 June 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.
AUDITOR’S OPINION
In our opinion, the Remuneration Report of Sims Metal Management Limited for the year ended 30 June 2009, complies with section 300A of the Corporations Act 2001.
PricewaterhouseCoopers
Andrew J Parker
Partner
Sydney
28 August 2009

ANNUAL REPORT 2009	101

AUDITOR’S INDEPENDENCE DECLARATION
PricewaterhouseCoopers
ABN 52 780 433 757
Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au
Auditor’s Independence Declaration
As lead auditor for the audit of Sims Metal Management Limited for the year ended 30 June 2009, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.
This declaration is in respect of Sims Metal Management Limited and the entities it controlled during the period.

Andrew J Parker Partner PricewaterhouseCoopers	Sydney 28 August 2009

Liability limited by a scheme approved under Professional Standards Legislation

102	SIMS METAL MANAGEMENT

SHAREHOLDER INFORMATION
AS AT 11 SEPTEMBER 2009
EQUITY SECURITIES
SUBSTANTIAL SHAREHOLDERS

	NUMBER HELD	%

Mitsui Raw Materials Developments Pty Limited	34,649,903	19.00
M & G Investment Funds (1)	21,968,173	12.05
Legg Mason Asset Management Limited
- American Depositary Shares	13,376,842	7.34
- Ordinary	515,587	0.28

ORDINARY SHARES
Distribution of ordinary share holdings

RANGE	HOLDERS

1-1,000	10,771
1,001-5,000	8,029
5,001-10,000	885
10,001-100,000	362
100,001-and over	34

Total	20,081

There were 276 holders of less than a marketable parcel of shares.
Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and upon a poll each share shall have one vote.
PERFORMANCE RIGHTS/RESTRICTED STOCK UNITS
Distribution of performance rights/restricted stock units holdings

RANGE	HOLDERS

1-1,000	—
1,001-5,000	26
5,001-10,000	20
10,001-100,000	13
100,001-and over	1

Total	60

A total of 840,814 performance rights and restricted stock units to take up ordinary shares or American Depositary Shares are issued under the Sims Metal Management Limited Long Term Incentive Plan, the former Sims Metal Management Limited Long Term Incentive Plan, and individual contracts, held by 60 holders.
The performance rights and restricted stock units do not have any voting rights.
OPTIONS
Distribution of options holdings

RANGE	HOLDERS

1-1,000	—
1,001-5,000	34
5,001-10,000	38
10,001-100,000	41
100,001-and over	5

Total	118

A total of 1,701,917 options to take up ordinary shares or American Depositary Shares are issued under the Sims Metal Management Limited Long Term Incentive Plan, held by 116 holders.
A total of 738,000 options to take up ordinary shares or American Depositary Shares are issued under the former Metal Management, Inc. 2002 Incentive Plan, held by 3 holders.
The options do not have any voting rights.

ANNUAL REPORT 2009	103

SHAREHOLDER INFORMATION
AS AT 11 SEPTEMBER 2009
TWENTY LARGEST SHAREHOLDERS

	NO. OF SHARES	% HELD

1 NATIONAL NOMINEES LIMITED	35,756,952	19.61
2 MITSUI RAW MATERIALS DEVELOPMENT PTY LIMITED	33,486,787	18.36
3 HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	31,331,642	17.18
4 J P MORGAN NOMINEES AUSTRALIA LIMITED	19,213,813	10.54
5 HUGO NEU CORPORATION	5,024,894	2.76
6 CITICORP NOMINEES PTY LIMITED	4,982,561	2.73
7 ANZ NOMINEES LIMITED <CASH INCOME A/C>	4,136,605	2.27
8 QUEENSLAND INVESTMENT CORPORATION	1,528,255	0.84
9 COGENT NOMINEES PTY LIMITED	1,192,568	0.65
10 AMP LIFE LIMITED	882,604	0.48
11 CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 19 A/C>	720,609	0.40
12 MILTON CORPORATION LIMITED	613,037	0.34
13 KONANN PTY LIMITED <PETER WHITE FAMILY A/C NO 2>	496,819	0.27
14 BRISPOT NOMINEES PTY LTD <HOUSE HEAD NOMINEE NO 1 A/C>	447,347	0.25
15 ARGO INVESTMENTS LIMITED	415,772	0.23
16 UBS NOMINEES PTY LTD	350,796	0.19
17 UCA GROWTH FUND LIMITED	325,000	0.18
18 AUSTRALIAN REWARD INVESTMENT ALLIANCE	266,368	0.15
19 RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C>	260,006	0.14
20 UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	256,837	0.14

	141,689,272	77.71

FIVE YEAR TREND SUMMARY

		2008	2007	2006	2005
(A$’000)	2009	RESTATED	RESTATED	RESTATED	RESTATED

Total Operating Revenue	8,641,010	7,670,536	5,550,897	3,754,509	2,565,603
(Loss)/Profit Before Interest and Tax	(102,926)	692,101	384,930	286,094	288,592
Net Interest Expense	(19,236)	(31,498)	(28,041)	(16,313)	(5,366)
Tax Expense	(28,133)	(220,505)	(116,951)	(84,852)	(87,216)
(Loss)/Profit after Tax	(150,295)	440,098	239,938	184,929	196,010
Net Cash Flows from Operations	554,451	247,531	335,462	208,571	192,807
(Loss)/Earnings per Share — basic	(82.9)¢	310.9 ¢	192.1 ¢	163.9 ¢	215.2 ¢
Dividends per Share	38.0 ¢	130.0 ¢	120.0 ¢	105.0 ¢	160.0 ¢
Return on Shareholders’ Equity	(5.3)%	15.5%	20.5%	16.7%	41.6%
Current Ratio (to 1)	1.71	1.64	1.68	1.84	1.79
Net Debt to Funds Employed (to 1)	0.04	0.09	0.23	0.26	0.11
Net Tangible Asset Backing per Share	$8.09	$7.93	$4.34	$4.35	$3.96

104	SIMS METAL MANAGEMENT

CORPORATE DIRECTORY
SECURITIES EXCHANGE LISTING
The Company’s ordinary shares are quoted on the Australian Securities Exchange under the ASX Code ‘SGM’.
The Company’s American Depositary Shares (ADSs) are quoted on the New York Stock Exchange under the symbol ‘SMS’. The Company has a Level II ADS program, and the Depositary is the Bank of New York Mellon Corporation. ADSs trade under cusip number 829160100 with each ADS representing one (1) ordinary share. Further information and investor enquiries on ADSs may be directed to:
The Bank of New York Mellon Corporation
Depositary Receipts Division
101 Barclay Street — 22W
New York, NY 10286 USA
Telephone: (1 212) 815 2276
Facsimile: (1 212) 571 3050
Attn: Violet Pagan
Email: violet.pagan@bnymellon.com
REGISTERED OFFICE
Sir Joseph Banks Corporate Park
Suite 3, Level 2
32–34 Lord Street Botany NSW 2019
Telephone: (02) 8113 1600
HEAD OFFICE AND PRINCIPAL ADMINISTRATIVE OFFICE
325 N. LaSalle Street,
Suite 550
Chicago, IL USA 60654
Telephone: (1 312) 645 0700
SHAREHOLDER ENQUIRIES
Enquiries from investors regarding their share holdings should be directed to:
Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000
Postal Address:
GPO Box 7045
Sydney NSW 2001
Telephone: 1300 855 080
Facsimile: (02) 8235 8150
COMPANY SECRETARIES
Frank Moratti
Scott Miller
AUDITORS
PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street
Sydney NSW 1171
For more up-to-the-minute investor relations, visit www.simsmm.com
Mixed Sources
Product group from well-managed
forests, controlled sources and
recycled wood or fiber
Cert no. SGS-COC-003898
www.fsc.org
© 1996 forest Stewardship Council